Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-148091
DATED FEBRUARY 19, 2008

PROSPECTUS
1,807,559  Shares

CHS Inc.

8%  Cumulative Redeemable Preferred Stock

We are issuing 1,807,559 shares of our 8% Cumulative Redeemable Preferred Stock to redeem $46,363,888 of our “patrons’ equities.” The shares will be issued to redeem our outstanding patrons’ equities on a pro rata basis. Subject to the exceptions described below in “Plan of Distribution,” shares of preferred stock issued in redemption of the patrons’ equities will be issued only to non-individual active members who have conducted business with us during the past five years and whose pro rata share of the redemption amount is equal to or greater than $500. For each member eligible to receive such preferred stock, shares will be issued only in a number that does not exceed 18,100 shares of preferred stock (which equals one-quarter of one percent (0.25%) of our total shares of preferred stock outstanding as of the end of the 2007 calendar year). See “Membership in CHS and Authorized Capital — Patrons’ Equities” for a description of patrons’ equities and our annual pro rata redemptions of patrons’ equities. The amount of patrons’ equities that will be redeemed with each share of preferred stock issued will be 25.65, which is the greater of $25.28 (equal to the $25.00 liquidation preference per share of preferred stock plus $0.28 of accumulated dividends from and including January 1, 2008 to and including February 19, 2008) or the closing price for one share of the preferred stock on February 11, 2008. There will not be any cash proceeds from the issuance of the preferred stock. However, by issuing shares of preferred stock in redemption of patrons’ equities, we will make the cash that we would otherwise have used to redeem those patrons’ equities available for working capital purposes.

Holders of the preferred stock are entitled to receive cash dividends at the rate of $2.00 per share per year. Dividends are payable quarterly in arrears when, as and if declared on March 31, June 30, September 30 and December 31 of each year (each, a “payment date”), except that if a payment date is a Saturday, Sunday or legal holiday, the dividend is paid without interest on the next day that is not a Saturday, Sunday or legal holiday. Dividends payable on the preferred stock are cumulative. The preferred stock is subject to redemption and has the preferences described in this prospectus. The preferred stock is not convertible into any of our other securities and is non-voting except in certain limited circumstances.

The preferred stock is traded on The NASDAQ Global Select Market under the trading symbol “CHSCP.” On February 11, 2008, the closing price of the preferred stock was $25.65 per share.

Ownership of our preferred stock involves risks.  See “Risk Factors” beginning on page 9.

We expect to issue the preferred stock on or about February 19, 2008.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CHS Inc.

5500 Cenex Drive
Inver Grove Heights, Minnesota 55077
(651) 355-6000

The date of this prospectus is February 19, 2008.

IMPORTANT INFORMATION ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different or additional information. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates. We are not making an offer of these securities in any state where the offer is not permitted. The information in this prospectus is current as of the date on the front of this prospectus.

References in this prospectus, and the documents incorporated by reference in this prospectus, to “CHS,” “CHS Cooperatives,” “Cenex Harvest States Cooperatives,” the “Company,” “we,” “our” and “us” refer to CHS Inc., a Minnesota cooperative corporation, and its subsidiaries. We maintain a web site at http://www.chsinc.com. Information contained in our website does not constitute part of this prospectus.

All references to “preferred stock” in this prospectus are to our 8% Cumulative Redeemable Preferred Stock unless the context requires otherwise.

PROSPECTUS SUMMARY

The following summary highlights information we present in greater detail elsewhere in this prospectus and in the information incorporated by reference in it. This summary may not contain all of the information that is important to you and you should carefully consider all of the information contained or incorporated by reference in this prospectus. This prospectus contains forward-looking statements that are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. These factors include those listed under “Risk Factors” and elsewhere in this prospectus.

CHS Inc.

CHS Inc. (referred to herein as “CHS,” “we” or “us”) is one of the nation’s leading integrated agricultural companies. As a cooperative, we are owned by farmers and ranchers and their member cooperatives (referred to herein as “members”) from the Great Lakes to the Pacific Northwest and from the Canadian border to Texas. We also have preferred stockholders that own shares of our 8% Cumulative Redeemable Preferred Stock, which is listed on the NASDAQ Global Select Market under the symbol CHSCP. On November 30, 2007, we had 7,240,221 shares of preferred stock outstanding. We buy commodities from and provide products and services to patrons (including our members and other non-member customers), both domestic and international. We provide a wide variety of products and services, from initial agricultural inputs such as fuels, farm supplies, crop nutrients and crop protection products, to agricultural outputs that include grains and oilseeds, grain and oilseed processing and food products. A portion of our operations are conducted through equity investments and joint ventures whose operating results are not fully consolidated with our results; rather, a proportionate share of the income or loss from those entities is included as a component in our net income under the equity method of accounting. For the fiscal year ended August 31, 2007, our total revenues were $17.2 billion and net income was $756.7 million.

We operate three business segments: Energy, Ag Business and Processing. Together, our three business segments create vertical integration to link producers with consumers. Our Energy segment derives its revenues through refining, wholesaling, marketing and retailing of petroleum products. Our Ag Business segment derives its revenues through the origination and marketing of grain, including service activities conducted at export terminals, through the retail sales of petroleum and agronomy products, processed sunflowers, feed and farm supplies, and records equity income from investments in our agronomy joint ventures, grain export joint ventures and other investments. As of September 2007, our Ag Business segment revenues also include sales of crop nutrient products due to the acquisition of that business from our Agriliance LLC joint venture. Our Processing segment derives its revenues from the sales of soybean meal and soybean refined oil, and records equity income from wheat milling joint ventures, a vegetable oil-based food manufacturing and distribution joint venture, and an ethanol manufacturing company. We include other business operations in Corporate and Other because of the nature of their products and services, as well as the relative revenue size of those businesses. These businesses primarily include our insurance, hedging and other service activities related to crop production.

In May 2005, we sold the majority of our Mexican foods business for proceeds of $38.3 million resulting in a loss on disposition of $6.2 million. During the year ended August 31, 2006, we sold all of the remaining assets for proceeds of $4.2 million and a gain of $1.6 million.

Membership in CHS is restricted to certain producers of agricultural products and to associations of producers of agricultural products that are organized and operating so as to adhere to the provisions of the Agricultural Marketing Act and the Capper-Volstead Act, as amended. Our Board of Directors may establish other qualifications for membership, as it may from time to time deem advisable.

Our earnings from cooperative business are allocated to members (and to a limited extent to non-members with which we have agreed to do business on a patronage basis) based on the volume of business they do with us. We allocate these earnings to our patrons in the form of patronage refunds (which are also called patronage dividends) in cash and patron’s equities, which may be redeemed over time. Earnings derived from non-members, which are not allocated patronage, are taxed at federal and state statutory corporate rates and are retained by us as unallocated capital reserve. We also receive patronage refunds from the cooperatives in which we are a member, if those cooperatives have earnings to distribute and if we qualify for patronage refunds from them.

Our origins date back to the early 1930s with the founding of the predecessor companies of Cenex, Inc. and Harvest States Cooperatives. CHS Inc. emerged as the result of the merger of those two entities in 1998, and is headquartered in Inver Grove Heights, Minnesota.

Energy

We are the nation’s largest cooperative energy company based on revenues and identifiable assets, with operations that include petroleum refining and pipelines; the supply, marketing (including ethanol and biodiesel) and distribution of refined fuels (gasoline, diesel and other energy products); the blending, sale and distribution of lubricants; and the wholesale supply of propane. Our Energy segment processes crude oil into refined petroleum products at refineries in Laurel, Montana (wholly-owned) and McPherson, Kansas (an entity in which we have an approximate 74.5% ownership interest) and sells those products under the Cenex® brand to member cooperatives and others through a network of approximately 1,600 independent retail sites, including approximately 850 that operate Cenex/Ampride convenience stores.

Ag Business

Agronomy.  Through our fiscal year ended August 31, 2007, we conducted our wholesale and some of our retail agronomy operations through our 50% ownership interest in Agriliance LLC (Agriliance), in which Land O’Lakes, Inc. (Land O’Lakes) holds the other 50% ownership interest. Prior to September 2007, Agriliance was one of North America’s largest wholesale distributors of crop nutrients, crop protection products and other agronomy products based upon annual sales. Our 50% ownership interest in Agriliance is treated as an equity method investment, and therefore, Agriliance’s revenues and expenses are not reflected in our operating results. At November 30, 2007, our equity investment in Agriliance was $145.6 million.

In September 2007, Agriliance distributed the assets of the crop nutrients business to us, and the assets of the crop protection business to Land O’Lakes. Agriliance continues to exist as a 50-50 joint venture and primarily operates an agronomy retail business. We currently are exploring, with Land O’Lakes, the repositioning options for the remaining portions of the Agriliance retail distribution business. During the three months ended November 30, 2007, we contributed $230.0 million to Agriliance to support their working capital requirements, with Land O’Lakes making equal contributions to Agriliance, primarily for crop nutrient and crop protection product trade payables that were not assumed by us or Land O’Lakes upon the distribution of the crop nutrients and crop protection assets.

Due to our 50% ownership interest in Agriliance and the 50% ownership interest of Land O’Lakes, we were each entitled to receive 50% of the distributions from Agriliance. Given the different preliminary values assigned to the assets of the crop nutrients and the crop protection businesses of Agriliance, at the closing of the distribution transactions Land O’Lakes owed us $133.5 million. Land O’Lakes paid us $32.6 million in cash, and in order to maintain equal capital accounts in Agriliance, they also paid down certain portions of Agriliance’s debt on our behalf in the amount of $100.9 million. Values of the distributed assets were determined after the closing and in October 2007, we made a true-up payment to Land O’Lakes in the amount of $45.7 million, plus interest. The final true-up is expected to occur during our current fiscal year.

The distribution of assets we received from Agriliance for the crop nutrients business had a book value of $248.2 million. We recorded 50% of the value of the net assets received at book value due to our ownership interest in those assets when they were held by Agriliance, and 50% of the value of the net assets at fair value using the purchase method of accounting. Preliminary values assigned to the net assets as of September 1, 2007 totaled $268.7 million.

In August 2005, we sold 81% of our 20% ownership interest in CF Industries, Inc., a crop nutrients manufacturer and distributor, in an initial public offering (IPO). After the IPO, our ownership interest was reduced to approximately 3.9% in the post-IPO company named CF Industries Holdings, Inc. (CF). During our fiscal year ended August 31, 2007, we sold 540,000 shares of our CF stock for proceeds of $10.9 million, and recorded a pretax gain of $5.3 million. During the first quarter of fiscal 2008, we sold all of our remaining 1,610,396 shares of CF stock for proceeds of $108.3 million and recorded a pretax gain of $91.7 million.

There is significant seasonality in the sale of agronomy products and services, with peak activity coinciding with the planting and input seasons.

Country Operations.  Our country operations business purchases a variety of grains from our producer members and other third parties, and provides cooperative members and producers with access to a full range of products and services including farm supplies and programs for crop and livestock production. Country operations operates at 335 locations, which includes 3 sunflower plants, dispersed throughout Minnesota, North Dakota, South Dakota, Montana, Nebraska, Kansas, Oklahoma, Colorado, Idaho, Washington and Oregon. Most of these locations purchase grain from farmers and sell agronomy products, energy products and feed to those same producers and others, although not all locations provide every product and service.

Grain Marketing.  We are the nation’s largest cooperative marketer of grain and oilseed based on grain storage capacity and grain sales, handling about 1.5 billion bushels annually. During fiscal 2007, we purchased approximately 60% of our total grain volumes from individual and cooperative association members and our country operations business, with the balance purchased from third parties. We arrange for the transportation of the grains either directly to customers or to our owned or leased grain terminals and elevators awaiting delivery to domestic and foreign purchasers. We primarily conduct our grain marketing operations directly, but do conduct some of our business through joint ventures.

Processing

Our Processing segment converts raw agricultural commodities into ingredients for finished food products or into finished consumer food products. We have focused on areas that allow us to utilize the products supplied by our member producers. These areas are oilseed processing and our joint ventures in wheat milling, foods and renewable fuels.

The Issuance

We are issuing 1,807,559 shares of our 8% Cumulative Redeemable Preferred Stock to redeem $46,363,888 of our “patrons’ equities.” The shares will be issued to redeem our outstanding patrons’ equities on a pro rata basis. Subject to the exceptions described below in “Plan of Distribution,” shares of preferred stock issued in redemption of the patrons’ equities will be issued only to non-individual active members who have conducted business with us during the past five years and whose pro rata share of the redemption amount is equal to or greater than $500. For each member eligible to receive such preferred stock, shares will be issued only in a number that does not exceed 18,100 shares of preferred stock (which equals one-quarter of one percent (0.25%) of our total shares of preferred stock outstanding as of December 31, 2007). See “Membership in CHS and Authorized Capital — Patrons’ Equities” for a description of patrons’ equities and our annual pro rata redemptions of patrons’ equities. The amount of patrons’ equities that will be redeemed with each share of preferred stock issued will be $25.65, which is the greater of $25.28 (equal to the $25.00 liquidation preference per share of preferred stock plus $0.28 of accumulated dividends from and including January 1, 2008 to and including February 19, 2008) or the closing price for one share of the preferred stock on The NASDAQ Global Select Market on February 11, 2008. There will not be any cash proceeds from the issuance of the preferred stock. However, by issuing shares of preferred stock in redemption of patrons’ equities, we will make the cash that we would otherwise have used to redeem those patrons’ equities available for working capital purposes.

Terms of the Preferred Stock

Dividends	Holders of the preferred stock (which include both members and non-member third parties) are entitled to receive cash dividends at the rate of $2.00 per share per year when, as and if declared by our board of directors. Dividends are cumulative and are payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year (each, a “payment date”), except that if a payment date is a Saturday, Sunday or legal holiday, the dividend is paid without interest on the next day that is not a Saturday, Sunday or legal holiday.

Liquidation Rights	In the event of our liquidation, holders of the preferred stock are entitled to receive $25.00 per share plus all dividends accumulated and unpaid on the shares to and including the date of liquidation, subject, however, to the rights of any of our securities that rank senior or on parity with the preferred stock.

Rank	As to payment of dividends and as to distributions of assets upon the liquidation, dissolution or winding up of CHS, whether voluntary or involuntary, the preferred stock ranks prior to:

• any patronage refund;

• any other class or series of our capital stock designated by our board of directors as junior to the preferred stock; and

• our common stock, if any.

Shares of any class or series of our capital stock that are not junior to the preferred stock, rank equally with the preferred stock as to the payment of dividends and the distribution of assets.

Redemption at our Option	We have not redeemed any of our preferred stock. From and after February 1, 2008, we may, at our option, at any time, redeem the preferred stock, in whole or from time to time in part, for cash at a price of $25.00 per share plus all dividends accumulated and unpaid on that share to and including the date of redemption. We have no current plan or intention to redeem the preferred stock.

Redemption at the Holder’s Option	In the event of a change in control initiated by our board of directors, holders of the preferred stock will have the right, for a period of 90 days from the date of the change in control, to require us to repurchase their shares of preferred stock at a price of $25.00 per share plus all dividends accumulated and unpaid on that share to and including the date of redemption. “Change in control” is defined in “Description of the Preferred Stock-Redemption at the Holder’s Option.”

No Exchange or Conversion Rights, No Sinking Fund	The preferred stock is not exchangeable for or convertible into any other shares of our capital stock or any other securities or property. The preferred stock is not subject to the operation of any purchase, retirement or sinking fund.

Voting Rights	Holders of the preferred stock do not have voting rights, except as required by applicable law; provided, that the affirmative vote of two-thirds of the outstanding preferred stock will be required to approve:

• any amendment to our articles of incorporation or the resolutions establishing the terms of the preferred stock if the amendment adversely affects the rights or preferences of the preferred stock; or

• the creation of any class or series of equity securities having rights senior to the preferred stock as to the payment of dividends or distribution of assets upon the liquidation, dissolution or winding up of CHS.

No Preemptive Rights	Holders of the preferred stock have no preemptive right to acquire shares of any class or series of our capital stock.

Trading	The preferred stock is listed on The NASDAQ Global Select Market under the symbol “CHSCP.”

Comparison of Rights	Holders of the preferred stock have different rights from those of holders of patrons’ equities. See “Comparison of Rights of Holders of Patrons’ Equities and Rights of Holders of Preferred Stock.”

Risk Factors	Ownership of our preferred stock involves risks. See “Risk Factors” beginning on page 9.

Summary Selected Consolidated Financial Data

The selected consolidated financial data below has been derived from our consolidated financial statements for the periods indicated below. The selected consolidated financial data for August 31, 2007, 2006 and 2005 and for the three months ended November 30, 2007 and 2006 should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this filing. In May 2005, we sold the majority of our Mexican foods business and have recorded the Mexican foods business as discontinued operations. In the opinion of our management, the unaudited historical financial data were prepared on the same basis as the audited historical financial data and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of this information. Results of operations for the three-month periods are not necessarily indicative of results of operations that may be expected for the full fiscal year.

Summary Consolidated Financial Data

	Three Months Ended
	November 30		Years Ended August 31
	2007	2006(1)	2007(1)	2006(1)	2005(1)	2004(1)	2003(1)
	(unaudited)	(unaudited)
	(Dollars in thousands)

Income Statement Data:
Revenues	$6,525,386	$3,751,070	$17,215,992	$14,383,835	$11,926,962	$10,969,081	$9,314,116
Cost of goods sold	6,210,749	3,528,636	16,129,233	13,540,285	11,438,473	10,525,746	8,985,066

Gross profit	314,637	222,434	1,086,759	843,550	488,489	443,335	329,050
Marketing, general and administrative	66,459	52,102	245,357	231,238	199,354	202,455	175,662

Operating earnings	248,178	170,332	841,402	612,312	289,135	240,880	153,388
Gain on investments	(94,948)	(5,348)	(20,616)		(13,013)	(14,666)
Gain on legal settlements						(692)	(10,867)
Interest, net	13,537	7,688	31,098	41,305	41,509	42,758	40,516
Equity income from investments	(31,190)	(4,531)	(109,685)	(84,188)	(95,742)	(79,022)	(47,299)
Minority interests	22,979	18,912	143,214	91,079	49,825	34,184	22,099

Income from continuing operations before income taxes	337,800	153,611	797,391	564,116	306,556	258,318	148,939
Income taxes	36,900	17,232	40,668	59,350	34,153	30,108	17,530

Income from continuing operations	300,900	136,379	756,723	504,766	272,403	228,210	131,409
(Income) loss on discontinued operations, net of taxes				(625)	16,810	5,909	5,232

Net income	$300,900	$136,379	$756,723	$505,391	$255,593	$222,301	$126,177

Balance Sheet Data (at end of period):
Working capital	$1,265,415	$843,240	$821,878	$848,344	$766,807	$500,315	$469,758
Net property, plant and equipment	1,836,372	1,525,028	1,728,171	1,476,239	1,359,535	1,249,655	1,122,982
Total assets	8,438,759	5,550,481	6,754,373	4,994,166	4,748,654	4,047,710	3,821,386
Long-term debt, including current maturities	1,071,514	727,199	688,321	744,745	773,074	683,818	663,173
Total equities	2,602,172	2,162,248	2,475,455	2,053,466	1,778,879	1,643,491	1,496,147
Ratio of earnings to fixed charges and preferred dividends(2)	11.5x	9.8x	10.1x	8.2x	4.7x	4.5x	3.3x

(1)	Adjusted to reflect adoption of Financial Accounting Standards Board (FASB) Staff Position No. AUG AIR-1; see “Change in Accounting Principle — Turnarounds.”

(2)	For purposes of computing the ratio of earnings to fixed charges and preferred dividends, earnings consist of income from continuing operations before income taxes on consolidated operations, distributed income from equity investees and fixed charges. Fixed charges consist of interest expense and one-third of rental expense, considered representative of that portion of rental expense estimated to be attributable to interest.

Change in Accounting Principle — Turnarounds

During the first fiscal quarter of 2008, we changed our accounting method for the costs of turnarounds from the accrual method to the deferral method. Turnarounds are the scheduled and required shutdowns of refinery processing units for significant overhaul and refurbishment. Under the deferral accounting method, the costs of turnarounds are deferred when incurred and amortized on a straight-line basis over the period of time estimated to lapse until the next turnaround occurs. The new method of accounting for turnarounds was adopted in order to adhere to FASB Staff Position (“FSP”) No. AUG AIR-1 “Accounting for Planned Major Maintenance Activities” which prohibits the accrual method of accounting for planned major maintenance activities. The comparative financial statements for the three months ended November 30, 2006 and the years ended August 31, 2007, 2006, 2005, 2004 and 2003 have been adjusted to apply the new method retrospectively. These deferred costs are included in our Consolidated Balance Sheets in other assets. The amortization expenses are included in cost of goods sold in our Consolidated Statements of Operations. The following consolidated financial statement line items included in the Summary Selected Consolidated Financial Data were affected by this change in accounting principle.

	As of and For the Three Months Ended			As of and For The Year Ended
	November 30, 2006			August 31, 2007
	As	FSP AUG		As	FSP AUG
	Previously	AIR-1	As	Previously	AIR-1	As
	Reported	Adjustment	Adjusted	Reported	Adjustment	Adjusted

Consolidated Balance Sheets
Other current assets	$600,990	$(7,649)	$593,341
Other assets	237,553	46,636	284,189	$147,965	$60,787	$208,752
Accrued expenses	410,433	(22,698)	387,735	439,084	(6,244)	432,840
Other liabilities	355,452	18,957	374,409	359,198	18,010	377,208
Minority interests in subsidiaries	156,870	6,556	163,426	190,830	6,556	197,386
Equities	2,126,076	36,172	2,162,248	2,432,990	42,465	2,475,455
Consolidated Statements of Operations
Cost of goods sold	$3,528,794	$(158)	$3,528,636	$16,139,691	$(10,458)	$16,129,233
Income before income taxes	153,453	158	153,611	786,933	10,458	797,391
Income taxes	17,171	61	17,232	36,600	4,068	40,668
Net income	136,282	97	136,379	750,333	6,390	756,723

	As of and For The Year Ended			As of and For The Year Ended
	August 31, 2006			August 31, 2005
	As	FSP AUG		As	FSP AUG
	Previously	AIR-1	As	Previously	AIR-1	As
	Reported	Adjustment	Adjusted	Reported	Adjustment	Adjusted

Consolidated Balance Sheets
Other assets	$223,474	$51,583	$275,057	$229,940	$21,717	$251,657
Accrued expenses	347,078	(19,390)	327,688	397,044	(8,104)	388,940
Other liabilities	310,157	28,342	338,499	229,322	5,316	234,638
Minority interests in subsidiaries	141,375	6,556	147,931	144,195	3,523	147,718
Equities	2,017,391	36,075	2,053,466	1,757,897	20,982	1,778,879
Consolidated Statements of Operations
Cost of goods sold	$13,570,507	$(30,222)	$13,540,285	$11,449,858	$(11,385)	$11,438,473
Minority interests	85,974	5,105	91,079	47,736	2,089	49,825
Income from continuing operations before income taxes	538,999	25,117	564,116	297,260	9,296	306,556
Income taxes	49,327	10,023	59,350	30,434	3,719	34,153
Net income	490,297	15,094	505,391	250,016	5,577	255,593

	As of and For The Year Ended			As of and For The Year Ended
	August 31, 2004			August 31, 2003
	As	FSP AUG		As	FSP AUG
	Previously	AIR-1	As	Previously	AIR-1	As
	Reported	Adjustment	Adjusted	Reported	Adjustment	Adjusted

Consolidated Balance Sheets
Other assets	$237,117	$16,418	$253,535	$239,520	$13,418	$252,938
Accrued expenses	305,650	(6,875)	298,775	254,415	(11,020)	243,395
Other liabilities	148,526	5,606	154,132	111,555	7,930	119,485
Minority interests in subsidiaries	130,715	2,282	132,997	112,645	2,072	114,717
Equities	1,628,086	15,405	1,643,491	1,481,711	14,436	1,496,147
Consolidated Statements of Operations
Cost of goods sold	$10,527,715	$(1,969)	$10,525,746	$8,989,050	$(3,984)	$8,985,066
Minority interests	33,830	354	34,184	21,950	149	22,099
Income from continuing operations before income taxes	256,703	1,615	258,318	145,104	3,835	148,939
Income taxes	29,462	646	30,108	16,031	1,499	17,530
Net income	221,332	969	222,301	123,841	2,336	126,177

RISK FACTORS

You should be aware that ownership of our preferred stock involves risks. In consultation with your own financial and legal advisers, you should carefully consider the following discussion of risks that we believe to be significant, together with the other information contained or incorporated by reference in this prospectus, including the section entitled “Special Note Regarding Forward-Looking Statements” and our consolidated financial statements and the notes to them. The value of any preferred stock that you own may decline and you could lose the entire value of your preferred stock.

Risks Related to our Operations

Our revenues and operating results could be adversely affected by changes in commodity prices.

Our revenues, earnings and cash flows are affected by market prices for commodities such as crude oil, natural gas, grain, oilseeds, flour, and crude and refined vegetable oil. Commodity prices generally are affected by a wide range of factors beyond our control, including weather, disease, insect damage, drought, the availability and adequacy of supply, government regulation and policies, and general political and economic conditions. We are also exposed to fluctuating commodity prices as the result of our inventories of commodities, typically grain and petroleum products, and purchase and sale contracts at fixed or partially fixed prices. At any time, our inventory levels and unfulfilled fixed or partially fixed price contract obligations may be substantial. Increases in market prices for commodities that we purchase without a corresponding increase in the prices of our products or our sales volume or a decrease in our other operating expenses could reduce our revenues and net income.

In our energy operations, profitability depends largely on the margin between the cost of crude oil that we refine and the selling prices that we obtain for our refined products. Although the prices for crude oil reached historical highs during 2007, the prices for both crude oil and for gasoline, diesel fuel and other refined petroleum products fluctuate widely. Factors influencing these prices, many of which are beyond our control, include:

•	levels of worldwide and domestic supplies;

•	capacities of domestic and foreign refineries;

•	the ability of the members of OPEC to agree to and maintain oil price and production controls, and the price and level of foreign imports;

•	disruption in supply;

•	political instability or armed conflict in oil-producing regions; the level of consumer demand;

•	the price and availability of alternative fuels;

•	the availability of pipeline capacity; and

•	domestic and foreign governmental regulations and taxes.

The long-term effects of these and other conditions on the prices of crude oil and refined petroleum products are uncertain and ever-changing. Increases in crude oil prices without a corresponding increase in the prices of our refined petroleum products could reduce our net income. Accordingly, we expect our margins on and the profitability of our energy business to fluctuate, possibly significantly, over time.

Our operating results could be adversely affected if our members were to do business with others rather than with us.

  We do not have an exclusive relationship with our members and our members are not obligated to supply us with their products or purchase products from us. Our members often have a variety of distribution outlets and product sources available to them. If our members were to sell their products to other purchasers or purchase products from other sellers, our revenues would decline and our results of operations could be adversely affected.

We participate in highly competitive business markets in which we may not be able to continue to compete successfully.

  We operate in several highly competitive business segments and our competitors may succeed in developing new or enhanced products that are better than ours, and may be more successful in marketing and selling their products than we are with ours. Competitive factors include price, service level, proximity to markets, product quality and marketing. In some of our business segments, such as Energy, we compete with companies that are larger, better known and have greater marketing, financial, personnel and other resources. As a result, we may not be able to continue to compete successfully with our competitors.

Changes in federal income tax laws or in our tax status could increase our tax liability and reduce our net income.

  Current federal income tax laws, regulations and interpretations regarding the taxation of cooperatives, which allow us to exclude income generated through business with or for a member (patronage income) from our taxable income, could be changed. If this occurred, or if in the future we were not eligible to be taxed as a cooperative, our tax liability would significantly increase and our net income significantly decrease.

We incur significant costs in complying with applicable laws and regulations. Any failure to make the capital investments necessary to comply with these laws and regulations could expose us to financial liability.

  We are subject to numerous federal, state and local provisions regulating our business and operations and we incur and expect to incur significant capital and operating expenses to comply with these laws and regulations. We may be unable to pass on those expenses to customers without experiencing volume and margin losses. For example, capital expenditures for upgrading our refineries, largely to comply with regulations requiring the reduction of sulfur levels in refined petroleum products, were completed in fiscal year 2006. We incurred capital expenditures from fiscal years 2003 through 2006 related to these upgrades of $88.1 million for our Laurel, Montana refinery and $328.7 million for the National Cooperative Refinery Association’s (NCRA) McPherson, Kansas refinery.

We establish reserves for the future cost of known compliance obligations, such as remediation of identified environmental issues. However, these reserves may prove inadequate to meet our actual liability. Moreover, amended, new or more stringent requirements, stricter interpretations of existing requirements or the future discovery of currently unknown compliance issues may require us to make material expenditures or subject us to liabilities that we currently do not anticipate. Furthermore, our failure to comply with applicable laws and regulations could subject us to administrative penalties and injunctive relief, civil remedies including fines and injunctions, and recalls of our products.

Environmental liabilities could adversely affect our results and financial condition.

  Many of our current and former facilities have been in operation for many years and, over that time, we and other operators of those facilities have generated, used, stored and disposed of substances or wastes that are or might be considered hazardous under applicable environmental laws, including chemicals and fuels stored in underground and above-ground tanks. Any past or future actions in violation of applicable environmental laws could subject us to administrative penalties, fines and injunctions. Moreover, future or unknown past releases of hazardous substances could subject us to private lawsuits claiming damages and to adverse publicity. Liabilities, including legal costs, related to remediation of contaminated properties are not recognized until the related costs are considered probable and can be reasonably estimated.

Actual or perceived quality, safety or health risks associated with our products could subject us to liability and damage our business and reputation.

  If any of our food or feed products became adulterated or misbranded, we would need to recall those items and could experience product liability claims if consumers were injured as a result. A widespread product recall or a significant product liability judgment could cause our products to be unavailable for a period of time or a loss of consumer confidence in our products. Even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that our products caused illness or injury could adversely affect our reputation with existing and potential customers and our corporate and brand image. Moreover, claims or liabilities of this sort might not be covered by our insurance or by any rights of indemnity or contribution that we may have against others. In addition, general public perceptions regarding the quality, safety or health risks associated with particular food or feed products, such as concerns regarding genetically modified crops, could reduce demand and prices for some of the products associated with our businesses. To the extent that consumer preferences evolve away from products that our members or we produce for health or other reasons, such as the growing demand for organic food products, and we are unable to develop products that satisfy new consumer preferences, there will be a decreased demand for our products.

Our operations are subject to business interruptions and casualty losses; we do not insure against all potential losses and could be seriously harmed by unexpected liabilities.

  Our operations are subject to business interruptions due to unanticipated events such as explosions, fires, pipeline interruptions, transportation delays, equipment failures, crude oil or refined product spills, inclement weather and labor disputes. For example:

•	our oil refineries and other facilities are potential targets for terrorist attacks that could halt or discontinue production;

•	our inability to negotiate acceptable contracts with unionized workers in our operations could result in strikes or work stoppages;

•	the significant inventories that we carry or the facilities we own could be damaged or destroyed by catastrophic events, extreme weather conditions or contamination; and

•	an occurrence of a pandemic flu or other disease affecting a substantial part of our workforce or our customers could cause an interruption in our business operations, the affects of which could be significant.

We maintain insurance coverages against many, but not all potential losses or liabilities arising from these operating hazards, but uninsured losses or losses above our coverage limits are possible. Uninsured losses and liabilities arising from operating hazards could have a material adverse effect on our financial position or results of operations.

Our cooperative structure limits our ability to access equity capital.

  As a cooperative, we may not sell common equity in our company. In addition, existing laws and our articles of incorporation and bylaws contain limitations on dividends of 8% of any preferred stock that we may issue. These limitations restrict our ability to raise equity capital and may adversely affect our ability to compete with enterprises that do not face similar restrictions.

Consolidation among the producers of products we purchase and customers for products we sell could adversely affect our revenues and operating results.

  Consolidation has occurred among the producers of products we purchase, including crude oil and grain, and it is likely to continue in the future. Consolidation could increase the price of these products and allow suppliers to negotiate pricing and other contract terms that are less favorable to us. Consolidation also may increase the competition among consumers of these products to enter into supply relationships with a smaller number of producers resulting in potentially higher prices for the products we purchase.

Consolidation among purchasers of our products and in wholesale and retail distribution channels has resulted in a smaller customer base for our products and intensified the competition for these customers. For example, ongoing consolidation among distributors and brokers of food products and food retailers has altered the buying patterns of these businesses, as they have increasingly elected to work with product suppliers who can meet their needs nationwide rather than just regionally or locally. If these distributors, brokers and retailers elect not to purchase our products, our sales volumes, revenues and profitability could be significantly reduced.

If our customers choose alternatives to our refined petroleum products, our revenues and profits may decline.

  Numerous alternative energy sources currently under development could serve as alternatives to our gasoline, diesel fuel and other refined petroleum products. If any of these alternative products become more economically viable or preferable to our products for environmental or other reasons, demand for our energy products would decline. Demand for our gasoline, diesel fuel and other refined petroleum products also could be adversely affected by increased fuel efficiencies.

Operating results from our agronomy business could be volatile and are dependent upon certain factors outside of our control.

  Planted acreage, and consequently the volume of fertilizer and crop protection products applied, is partially dependent upon government programs and the perception held by the producer of demand for production. Weather conditions during the spring planting season and early summer spraying season also affect agronomy product volumes and profitability.

Technological improvements in agriculture could decrease the demand for our agronomy and energy products.

  Technological advances in agriculture could decrease the demand for crop nutrients, energy and other crop input products and services that we provide. Genetically engineered seeds that resist disease and insects, or that meet certain nutritional requirements, could affect the demand for our crop nutrients and crop protection products. Demand for fuel that we sell could decline as technology allows for more efficient usage of equipment.

We operate some of our business through joint ventures in which our rights to control business decisions are limited.

  Several parts of our business, including in particular, our agronomy operations and portions of our grain marketing, wheat milling, foods and renewable fuels operations, are operated through joint ventures with third parties. By operating a business through a joint venture, we have less control over business decisions than we have in our wholly-owned or majority-owned businesses. In particular, we generally cannot act on major business initiatives in our joint ventures without the consent of the other party or parties in those ventures.

Risks Related to the Preferred Stock

The preferred stock may not continue to qualify for listing on the Nasdaq Global Select Market.

  Although the preferred stock is listed on The NASDAQ Global Select Market, it may not continue to qualify for listing. For example, we may be unable to satisfy the requirements regarding “independent” directors as now or subsequently in effect. If our preferred stock were delisted, the liquidity of the market for the preferred stock could be reduced, possibly significantly.

The trading market for the preferred stock may not be maintained, which may limit your ability to resell your shares.

  The trading market for the preferred stock may not be maintained or provide any significant liquidity. If you decide to sell your preferred stock there may be either no or only a limited number of potential buyers. This, in turn, may affect the price you receive for your preferred stock or your ability to sell your preferred stock at all.

If you are able to resell your preferred stock, many factors may affect the price you receive, which may be lower than you believe to be appropriate.

  As with other publicly traded securities, many factors could affect the market price of our preferred stock. In addition to those factors relating to CHS and the preferred stock described elsewhere in this “Risk Factors” section and elsewhere in this prospectus, the market price of our preferred stock could be affected by conditions in and perceptions of agricultural and energy markets and companies and also by broader, general market, political and economic conditions.

Furthermore, U.S. stock markets have experienced price and volume volatility that has affected many companies’ stock prices, often for reasons unrelated to the operating performance of those companies. Fluctuations such as these also may affect the market price of our preferred stock. As a result of these factors, you may only be able to sell your preferred stock at prices below those you believe to be appropriate. The trading price for the preferred stock may at any time be less than its issue price pursuant to this prospectus or its liquidation value.

Issuances of substantial amounts of preferred stock could adversely affect the market price of our preferred stock.

  From time to time in the future, we expect to again issue shares of preferred stock to our members in redemption of a portion of their patrons’ equities or other equity securities and may do so as frequently as annually. We expect these shares to be freely tradeable upon issuance to our members, and some or all members who receive preferred stock may seek to sell their shares in the public market. Furthermore, from time to time we may sell additional shares of preferred stock to the public. Future issuances or sales of our preferred stock or the availability of our preferred stock for sale may adversely affect the market price for our preferred stock or our ability to raise capital by offering equity securities.

The terms of the preferred stock are fixed and changes in market conditions, including market interest rates, may decrease the market price for the preferred stock.

  The terms of the preferred stock, such as the 8% dividend rate, the amount of the liquidation preference and the redemption terms, are fixed and will not change, even if market conditions with respect to these terms fluctuate. This may mean that you could obtain a higher return from an investment in other securities. It also means that an increase in market interest rates is likely to decrease the market price for the preferred stock.

You will have limited voting rights.

  As a holder of the preferred stock, you will be entitled to vote only on actions that would amend, alter or repeal our articles of incorporation or the resolutions establishing the preferred stock if the amendment, alteration or repeal would adversely affect the rights or preferences of the preferred stock or that would create a series of senior equity securities. You will not have the right to vote on actions customarily subject to shareholder vote or approval, including the election of directors, the approval of significant transactions, and other amendments to our articles of incorporation that would not adversely affect the rights and preferences of the preferred stock.

Payment of dividends on the preferred stock is not guaranteed.

  Although dividends on the preferred stock accumulate, our board of directors must approve the actual payment of those dividends. Our board of directors can elect at any time or from time to time, and for an indefinite duration, not to pay the accumulated dividends. Our board of directors could do so for any reason, including the following:

•	unanticipated cash requirements;

•	the need to make payments on our indebtedness;

•	concluding that the payment of dividends would cause us to breach the terms of any agreement, such as financial ratio covenants; or

•	determining that the payment of dividends would violate applicable law regarding unlawful distributions to shareholders.

We can redeem the preferred stock at our discretion, which redemption may be at a price less than its market price and may limit the trading price for the preferred stock.

  We have the option of redeeming your shares at any time on or after February 1, 2008 for $25.00 per share plus any accumulated and unpaid dividends. If we redeem your shares, the redemption price may be less than the price you might receive if you were to sell your shares in the open market. In addition, the fact that the shares are redeemable may limit the price at which they trade.

The amount of your liquidation preference or redemption payment is fixed and you will have no right to receive any greater payment regardless of the circumstances.

  The payment due upon a liquidation or redemption is fixed at $25.00 per share plus accumulated and unpaid dividends. If we have value remaining after payment of this amount, you will have no right to participate in that value. If the market price for our preferred stock is greater than the redemption price, you will have no right to receive the market price from us upon liquidation or redemption.

Your liquidation rights will be subordinate to those of holders of our indebtedness and of any senior equity securities we have issued or may issue in the future and may be subject to the equal rights of other equity securities.

  There are no restrictions in the terms of the preferred stock on our ability to incur indebtedness. We can also, with the consent of holders of two-thirds of the outstanding preferred stock, issue preferred equity securities that are senior with respect to liquidation payments to the preferred stock. If we were to liquidate our business, we would be required to repay all of our outstanding indebtedness and to satisfy the liquidation preferences of any senior equity securities that we may issue in the future before we could make any distributions to holders of our preferred stock. We could have insufficient cash available to do so, in which case you would not receive any payment on the amounts due you. Moreover, there are no restrictions on our ability to issue preferred equity securities that rank on a parity with the preferred stock as to liquidation preferences and any amounts remaining after the payment of senior securities would be split equally among all holders of those securities, which might result in your receiving less than the full amount due you.

USE OF PROCEEDS

The shares of preferred stock that are being issued pursuant to this prospectus and the registration statement of which it is a part are being issued to redeem $46,363,888 of our “patrons’ equities.” The shares will be issued to redeem our outstanding patrons’ equities on a pro rata basis. Subject to the exceptions described below in “Plan of Distribution,” shares of preferred stock issued in redemption of the patrons’ equities will be issued only to non-individual active members who have conducted business with us during the past five years and whose pro rata share of the redemption amount is equal to or greater than $500. For each member eligible to receive such preferred stock, shares will be issued only in a number that does not exceed 18,100 shares of preferred stock (which equals one-quarter of one percent (0.25%) of our total shares of preferred stock outstanding as of December 31, 2007). See “Membership and Authorized Capital — Patrons’ Equities” for a discussion of patrons’ equities and our redemption of them. There will not be any cash proceeds from the issuance of preferred stock. However, by issuing shares of preferred stock in redemption of patrons’ equities we will make the cash that we would otherwise have used to redeem those patrons’ equities available for working capital purposes.

BUSINESS

We are one of the nation’s leading integrated agricultural companies. As a cooperative, we are owned by farmers and ranchers and their member cooperatives (referred to herein as “members”) from the Great Lakes to the Pacific Northwest and from the Canadian border to Texas. We also have preferred stockholders (both members and non-member third parties) that own shares of our 8% Cumulative Redeemable Preferred Stock, which is listed on the NASDAQ Global Select Market under the symbol CHSCP. On November 30, 2007, we had 7,240,221 shares of preferred stock outstanding. We buy commodities from and provide products and services to patrons (including our members and other non-member customers), both domestic and international. We provide a wide variety of products and services, from initial agricultural inputs such as fuels, farm supplies, crop nutrients and crop protection products, to agricultural outputs that include grains and oilseeds, grain and oilseed processing and food products. A portion of our operations are conducted through equity investments and joint ventures whose operating results are not fully consolidated with our results; rather, a proportionate share of the income or loss from those entities is included as a component in our net income under the equity method of accounting. For the fiscal year ended August 31, 2007, our total revenues were $17.2 billion and net income was $756.7 million.

We operate three business segments: Energy, Ag Business and Processing. Together, our three business segments create vertical integration to link producers with consumers. Our Energy segment derives its revenues through refining, wholesaling and retailing of petroleum products. Our Ag Business segment derives its revenues through the origination and marketing of grain, including service activities conducted at export terminals, through the retail sales of petroleum and agronomy products, processed sunflowers, feed and farm supplies, and records equity income from investments in our agronomy joint ventures, grain export joint ventures and other investments. As of September 2007, our Ag Business segment revenues also include sales of crop nutrient products due to the acquisition of that business from our Agriliance LLC joint venture. Our Processing segment derives its revenues from the sales of soybean meal and soybean refined oil, and records equity income from wheat milling joint ventures, a vegetable oil-based food manufacturing and distribution joint venture, and an ethanol manufacturing company. We include other business operations in Corporate and Other because of the nature of their products and services, as well as the relative revenue size of those businesses. These businesses primarily include our insurance, hedging and other service activities related to crop production.

In May 2005, we sold the majority of our Mexican foods business for proceeds of $38.3 million resulting in a loss on disposition of $6.2 million. During the year ended August 31, 2006, we sold all of the remaining assets for proceeds of $4.2 million and a gain of $1.6 million. The operating results of the Mexican foods business are reported as discontinued operations.

Membership in CHS is restricted to certain producers of agricultural products and to associations of producers of agricultural products that are organized and operating so as to adhere to the provisions of the Agricultural Marketing Act and the Capper-Volstead Act, as amended. Our Board of Directors may establish other qualifications for membership, as it may from time to time deem advisable.

Our earnings from cooperative business are allocated to members (and to a limited extent to non-members with which we have agreed to do business on a patronage basis) based on the volume of business they do with us. We allocate these earnings to our patrons in the form of patronage refunds (which are also called patronage dividends) in cash and patron’s equities, which may be redeemed over time. Earnings derived from non-members, which are not allocated patronage, are taxed at federal and state statutory corporate rates and are retained by us as unallocated capital reserve. We also receive patronage refunds from the cooperatives in which we are a member, if those cooperatives have earnings to distribute and if we qualify for patronage refunds from them.

Our origins date back to the early 1930s with the founding of the predecessor companies of Cenex, Inc. and Harvest States Cooperatives. CHS Inc. emerged as the result of the merger of those two entities in 1998, and is headquartered in Inver Grove Heights, Minnesota.

The following table presents a summary of our primary subsidiary holdings and equity investments for each of our business segments at November 30, 2007:

			CHS	Income
Business Segment	Entity Name	Business Activity	Ownership%	Recognition

Energy	National Cooperative Refinery Association	Petroleum refining	74.5%	Consolidated
	Provista Renewable Fuels Marketing, LLC	Ethanol marketing	50%	Consolidated
	Front Range Pipeline, LLC	Crude oil transportation	100%	Consolidated
	Cenex Pipeline, LLC	Finished product transportation	100%	Consolidated
Ag Business	Agriliance LLC	Wholesale and retail distribution of agronomy products.	50%	Equity Method
	CHS do Brasil Ltda.	Soybean procurement in Brazil	100%	Consolidated
	United Harvest, LLC	Grain exporter	50%	Equity Method
	TEMCO, LLC	Grain exporter	50%	Equity Method
	Multigrain S.A.	Soybean procurement in Brazil	37.5%	Equity Method
	Xingu Ag	Production farmland and related operations in Brazil	37.5%	Equity Method
Processing	Horizon Milling, LLC	Wheat milling in U.S.	24%	Equity Method
	Horizon Milling General Partnership	Wheat milling in Canada	24%	Equity Method
	Ventura Foods, LLC	Food manufacturing	50%	Equity Method
	US BioEnergy Corporation	Ethanol manufacturing	20%	Equity Method
Corporate and Other	Country Hedging, Inc.	Risk management products broker	100%	Consolidated
	Ag States Agency, LLC	Insurance agency	100%	Consolidated
	Cofina Financial, LLC	Finance company	49%	Equity Method

Our international sales information and segment information in Notes 2 and 12 to the consolidated financial statements, as well as Selected Consolidated Financial Data section of this prospectus, are incorporated by reference into the following business segment descriptions.

The business segment financial information presented below may not represent the results that would have been obtained had the relevant business segment been operated as an independent business due to efficiencies in scale, corporate cost allocations and intersegment activity.

ENERGY

Overview

We are the nation’s largest cooperative energy company based on revenues and identifiable assets, with operations that include petroleum refining and pipelines; the supply, marketing (including ethanol and biodiesel) and distribution of refined fuels (gasoline, diesel and other energy products); the blending, sale and distribution of lubricants; and the wholesale supply of propane. Our Energy segment processes crude oil into refined petroleum products at refineries in Laurel, Montana (wholly-owned) and McPherson, Kansas (an entity in which we have an approximate 74.5% ownership interest) and sells those products under the Cenex® brand to member cooperatives and others through a network of approximately 1,600 independent retail sites, including approximately 850 that operate Cenex/Ampride convenience stores.

Operations

Laurel Refinery.  Our Laurel, Montana refinery processes medium and high sulfur crude oil into refined petroleum products that primarily include gasoline, diesel and asphalt. Our Laurel refinery sources approximately 92% of its crude oil supply from Canada, with the balance obtained from domestic sources, and we have access to Canadian and northwest Montana crude through our wholly-owned Front Range Pipeline, LLC and other common carrier pipelines. Our Laurel refinery also has access to Wyoming crude via common carrier pipelines from the south.

Our Laurel facility processes approximately 55,000 barrels of crude oil per day to produce refined products that consist of approximately 37% gasoline, 31% diesel and other distillates, and 32% asphalt and other residual products. During fiscal 2005, our Board of Directors approved the installation of a coker unit at Laurel, along with other refinery improvements, which will allow us to extract a greater volume of high value gasoline and diesel fuel from a barrel of crude oil and less relatively low value asphalt. Total cost for this project is expected to be approximately $380.0 million, of which $346.3 million has been spent through November 30, 2007, with completion planned in February 2008. Refined fuels produced at Laurel, Montana are available via the Yellowstone Pipeline to western Montana terminals and to Spokane and Moses Lake, Washington, south via common carrier pipelines to Wyoming terminals and Denver, Colorado, and east via our wholly-owned Cenex Pipeline, LLC to Glendive, Montana, and Minot and Fargo, North Dakota. Our Board of Directors has approved $30 million in capital expenditures to construct three product terminals tied into the Yellowstone Pipeline that include rail capabilities. These investments are being undertaken to preserve our long-term ability to participate in western U.S. markets.

McPherson Refinery.  The McPherson, Kansas refinery is owned and operated by National Cooperative Refinery Association (NCRA), of which we own approximately 74.5%. The McPherson refinery processes approximately 85% low and medium sulfur crude oil and 15% heavy sulfur crude oil into gasoline, diesel and other distillates, propane and other products. NCRA sources its crude oil through its own pipelines as well as common carrier pipelines. The low and medium sulfur crude oil is sourced from Kansas, Oklahoma and Texas, and the heavy sulfur crude oil is sourced from Canada.

The McPherson refinery processes approximately 80,000 barrels of crude oil per day to produce refined products that consist of approximately 53% gasoline, 40% diesel and other distillates, and 7% propane and other products. Approximately 32% of the refined fuels are loaded into trucks at the McPherson refinery or shipped via NCRA’s proprietary products pipeline to its terminal in Council Bluffs, Iowa. The remaining refined fuel products are shipped to other markets via common carrier pipelines.

Provista Renewable Fuels Marketing, LLC.  In fiscal 2006, we acquired a 50% ownership interest in an ethanol and biodiesel marketing and distribution company, Provista Renewable Fuels Marketing, LLC, (Provista) formally known as United BioEnergy Fuels, LLC. US BioEnergy Corporation (US BioEnergy), of which we own approximately 20%, is the other 50% owner of Provista. Provista contracts with ethanol and biodiesel production plants, including US BioEnergy, to market and distribute their finished products. During fiscal 2007, volume totaled 405.8 million gallons of ethanol. Provista is consolidated within our financial statements, and we currently guarantee up to $10.0 million of Provista’s $25.0 million revolving credit facility. We are the operating manager of Provista.

Other Energy Operations.  We own and operate a propane terminal, four asphalt terminals, five refined product terminals and three lubricants blending and packaging facilities. We also own and lease a fleet of liquid and pressure trailers and tractors, which are used to transport refined fuels, propane, anhydrous ammonia and other products.

Products and Services

Our Energy segment produces and sells (primarily wholesale) gasoline, diesel, propane, asphalt, lubricants and other related products and provides transportation services. We obtain the petroleum products that we sell from our Laurel and McPherson refineries, and from third parties. Over the past two years, we have obtained approximately 55% of the petroleum products we sell from our Laurel and McPherson refineries, and approximately 45% from third parties.

Sales and Marketing; Customers

We make approximately 72% of our refined fuel sales to members, with the balance sold to non-members. Sales are made wholesale to member cooperatives and through a network of independent retailers that operate convenience stores under the Cenex/Ampride tradename. We sold approximately 1.3 billion gallons of gasoline and approximately 1.5 billion gallons of diesel fuel in fiscal 2007. We also blend, package and wholesale auto and farm machinery lubricants to both members and non-members. In fiscal 2007, our lubricants operations sold approximately 20 million gallons of lube oil. We are one of the nation’s largest propane wholesalers based on revenues. In fiscal 2007, our propane operations sold approximately 567 million gallons of propane. Most of the propane sold in rural areas is for heating and agricultural usage. Annual sales volumes of propane vary greatly depending on weather patterns and crop conditions.

Industry; Competition

Regulation.  Governmental regulations and policies, particularly in the areas of taxation, energy and the environment, have a significant impact on our Energy segment. Our Energy segment’s operations are subject to laws and related regulations and rules designed to protect the environment that are administered by the Environmental Protection Agency, the Department of Transportation and similar government agencies. These laws, regulations and rules govern the discharge of materials to the environment, air and water; reporting storage of hazardous wastes; the transportation, handling and disposition of wastes; and the labeling of pesticides and similar substances. Failure to comply with these laws, regulations and rules could subject us (and, in the case of the McPherson refinery, NCRA) to administrative penalties, injunctive relief, civil remedies and possible recalls of products. We believe that we and NCRA are in compliance with these laws, regulations and rules in all material respects and do not expect continued compliance to have a material effect on capital expenditures, earnings or competitive position, of either us or NCRA.

Like many other refineries, our Energy segment’s refineries recently focused their capital spending on reducing pollution emissions and at the same time increasing production to help pay for those expenditures. In particular, our refineries have completed work to comply with the Environmental Protection Agency low sulfur fuel regulations required by 2006, which are intended to lower the sulfur content of gasoline and diesel. We incurred capital expenditures from fiscal 2003 through 2006 related to this compliance of $88.1 million for our Laurel, Montana refinery and $328.7 million for NCRA’s McPherson, Kansas refinery.

The petroleum business is highly cyclical. Demand for crude oil and energy products is driven by the condition of local and worldwide economies, local and regional weather patterns and taxation relative to other energy sources, which can significantly affect the price of refined fuel products. Most of our energy product market is located in rural areas, so sales activity tends to follow the planting and harvesting cycles. More fuel-efficient equipment, reduced crop tillage, depressed prices for crops, weather conditions and government programs which encourage idle acres, may all reduce demand for our energy products.

Competition.  The petroleum refining and wholesale fuels business is very competitive. Among our competitors are some of the world’s largest integrated petroleum companies, which have their own crude oil supplies, distribution and marketing systems. We also compete with smaller domestic refiners and marketers in the midwestern and northwestern United States, with foreign refiners who import products into the United States and with producers and marketers in other industries supplying other forms of energy and fuels to consumers. Given the commodity nature of the end products, profitability in the refining and marketing industry depends largely on margins, as well as operating efficiency, product mix, and costs of product distribution and transportation. The retail gasoline market is highly competitive, with much larger competitors that have greater brand recognition and distribution outlets throughout the country and the world. Our owned and non-owned retail outlets are located primarily in the northwestern, midwestern and southern United States.

We market refined fuels, motor gasoline and distillate products in five principal geographic areas. The first area includes the Midwest and northern plains. Competition at the wholesale level in this area includes the major oil companies ConocoPhillips, Valero and Citgo, independent refiners including Flint Hills Resources and Growmark, Inc., and wholesale brokers/suppliers including Western Petroleum Company. This area has a robust spot market and is influenced by the large refinery center along the Gulf coast.

To the East is another unique marketing area. This area centers around Chicago, Illinois and includes eastern Wisconsin, Illinois and Indiana. CHS principally competes with the major oil companies Marathon, BP

Amoco and ExxonMobil, independent refineries including Flint Hills Resources and Growmark, Inc., and wholesale brokers/suppliers including U.S. Oil.

Another market area is located south of Chicago, Illinois. Most of this area includes Arkansas, Missouri and the northern part of Texas. Competition in this area includes the major oil companies Valero and ExxonMobil, and independent refiners including Lion. This area is principally supplied from the Gulf coast refinery center and is also driven by a strong spot market that reacts quickly to changes in the international and national supply balance.

Another geographic area includes Montana, western North Dakota, Wyoming, Utah, Idaho, Colorado and western South Dakota. Competition at the wholesale level in this area include the major oil companies ExxonMobil and ConocoPhillips, and independent refiners including Frontier Refining and Sinclair. This area is also noted for being fairly well balanced in demand and supply, but is typically influenced by Canadian refined fuels moving into the U.S. through terminals in Canada and by rail from independent Canadian refiners.

The last area includes much of Washington and Oregon. We compete with the major oil companies Tesoro, BP Amoco and Chevron in this area. This area is also known for volatile prices and an active spot market.

Summary Operating Results

Summary operating results and identifiable assets for our Energy segment for the three months ended November 30, 2007 and 2006 and the fiscal years ended August 31, 2007, 2006 and 2005 are shown below:

	Three Months Ended
	November 30		Years Ended August 31
	2007	2006*	2007*	2006*	2005*
	(unaudited)	(unaudited)
	(Dollars in thousands)

Revenues	$2,521,688	$1,853,409	$8,105,067	$7,414,361	$5,794,266
Cost of goods sold	2,374,735	1,702,628	7,264,180	6,804,454	5,476,428

Gross profit	146,953	150,781	840,887	609,907	317,838
Marketing, general and administrative	22,566	20,987	94,939	82,867	69,951

Operating earnings	124,387	129,794	745,948	527,040	247,887
Gain on investments	(17)				(862)
Interest, net	(5,846)	385	(6,106)	6,534	8,918
Equity income from investments	(1,163)	(1,056)	(4,468)	(3,840)	(3,478)
Minority interests	22,921	18,961	143,230	91,588	48,830

Income before income taxes	$108,492	$111,504	$613,292	$432,758	$194,479

Intersegment revenues	$(77,964)	$(67,820)	$(228,930)	$(242,430)	$(170,642)

Total identifiable assets at end of period	$2,732,125	$2,169,863	$2,797,831	$2,215,800	$2,260,331

*	Adjusted to reflect adoption of FASB Staff Position No. AUG AIR-1; see “Change in Accounting Principle — Turnarounds.”

AG BUSINESS

Our Ag Business segment includes agronomy, country operations and grain marketing.

Agronomy

Overview

Through our fiscal year ended August 31, 2007, we conducted our wholesale and some of our retail agronomy operations through our 50% ownership interest in Agriliance LLC (Agriliance), in which Land O’Lakes, Inc. (Land O’Lakes) holds the other 50% ownership interest. Prior to September 2007, Agriliance was one of North America’s largest wholesale distributors of crop nutrients, crop protection products and other agronomy products based upon annual sales. Our 50% ownership interest in Agriliance is treated as an equity method investment, and therefore, Agriliance’s revenues and expenses are not reflected in our operating results. At November 30, 2007, our equity investment in Agriliance was $145.6 million.

In September 2007, Agriliance distributed the assets of the crop nutrients business to us, and the assets of the crop protection business to Land O’Lakes. Agriliance continues to exist as a 50-50 joint venture and primarily operates an agronomy retail business. We currently are exploring, with Land O’Lakes, the repositioning options for the remaining portions of the Agriliance retail distribution business. During the three months ended November 30, 2007, we contributed $230.0 million to Agriliance to support their working capital requirements, with Land O’Lakes making equal contributions to Agriliance, primarily for crop nutrient and crop protection product trade payables that were not assumed by us or Land O’Lakes upon the distribution of the crop nutrients and crop protection assets.

Due to our 50% ownership interest in Agriliance and the 50% ownership interest of Land O’Lakes, we were each entitled to receive 50% of the distributions from Agriliance. Given the different preliminary values assigned to the assets of the crop nutrients and the crop protection businesses of Agriliance, at the closing of the distribution transactions Land O’Lakes owed us $133.5 million. Land O’Lakes paid us $32.6 million in cash, and in order to maintain equal capital accounts in Agriliance, they also paid down certain portions of Agriliance’s debt on our behalf in the amount of $100.9 million. Values of the distributed assets were determined after the closing and in October 2007, we made a true-up payment to Land O’Lakes in the amount of $45.7 million, plus interest. The final true-up is expected to occur during our current fiscal year.

The distribution of assets we received from Agriliance for the crop nutrients business had a book value of $248.2 million. We recorded 50% of the value of the net assets received at book value due to our ownership interest in those assets when they were held by Agriliance, and 50% of the value of the net assets at fair value using the purchase method of accounting. Preliminary values assigned to the net assets as of September 1, 2007 totaled $268.7 million.

In August 2005, we sold 81% of our 20% ownership interest in CF Industries, Inc., a crop nutrients manufacturer and distributor, in an initial public offering (IPO). After the IPO, our ownership interest was reduced to approximately 3.9% in the post-IPO company named CF Industries Holdings, Inc. (CF). During our fiscal year ended August 31, 2007, we sold 540,000 shares of our CF stock for proceeds of $10.9 million, and recorded a pretax gain of $5.3 million. During the first quarter of fiscal 2008, we sold all of our remaining 1,610,396 shares of CF stock for proceeds of $108.3 million and recorded a pretax gain of $91.7 million.

There is significant seasonality in the sale of agronomy products and services, with peak activity coinciding with the planting and input seasons.

Operations

Our wholesale crop nutrients business sells approximately 6.0 million tons of fertilizer annually, making it one of the largest wholesale fertilizer operations in the United States based on revenues. Product is either delivered directly to the customer from the manufacturer, or through our 15 inland or river warehouse terminals and other non-owned storage facilities located throughout the country. In addition, our Galveston, Texas deep water port and terminal receives fertilizer by vessel from originations such as the Middle East and

Caribbean basin where less expensive natural gas tends to give a price advantage over domestically produced fertilizer. The fertilizer is then shipped by rail to destinations within crop producing regions of the country. Based on fertilizer market data, the Agriliance sales of crop nutrients account for an estimated 9% of the U.S. market. The demand for corn by the expanding ethanol industry has in turn increased sales of nitrogen fertilizer, an input on which corn is highly dependant.

Primary suppliers for our wholesale crop nutrients business include CF, PCS, Mosaic, Koch Industries, Yara and PIC. During the year ended August 31, 2007, CF was the largest supplier of crop nutrients to Agriliance, and as we operate the crop nutrients business in the future, CF will continue to be a primary supplier to us.

Products and Services

Our wholesale crop nutrients business sells nitrogen, phosphorus, potassium and sulfate based products. During the year ended August 31, 2007, the primary products purchased by Agriliance were urea, potash, UAN, phosphates and ammonia.

Sales and Marketing; Customers

Our wholesale crop nutrients business sells product to approximately 2,200 local retailers from Ohio to the west coast and from the Canadian border south to Texas. Our largest customer is our own country operations business, also included in our Ag Business segment. During the year ended August 31, 2007, Agriliance sales for the wholesale crop nutrients business were $1.9 billion with about 6% of those sales made to our country operations business. Many of the customers of the crop nutrients business are also customers of our Energy segment or suppliers to our grain marketing business.

Industry; Competition

Regulation.  Our wholesale crop nutrients operations are subject to laws and related regulations and rules designed to protect the environment that are administered by the Environmental Protection Agency, the Department of Transportation and similar government agencies. These laws, regulations and rules govern the discharge of materials to the environment, air and water; reporting storage of hazardous wastes; the transportation, handling and disposition of wastes; and the labeling of pesticides and similar substances. Failure to comply with these laws, regulations and rules could subject us to administrative penalties, injunctive relief, civil remedies and possible recalls of products. We believe that we are in compliance with these laws, regulations and rules in all material respects and do not expect continued compliance to have a material effect on our capital expenditures, earnings or competitive position.

Competition.  The wholesale distribution of agronomy products is highly competitive and dependent upon relationships with local cooperatives and private retailers, proximity to the customer and competitive pricing. We compete with other large agronomy distributors, as well as other regional or local distributors, retailers and manufacturers.

Major competitors in crop nutrients distribution include Agrium, Mosaic, Koch Industries, United Agri-Products (UAP) and United Suppliers.

Country Operations

Overview

Our country operations business purchases a variety of grains from our producer members and other third parties, and provides cooperative members and producers with access to a full range of products and services including farm supplies and programs for crop and livestock production. Country operations operates at 335 locations, which includes 3 sunflower plants, dispersed throughout Minnesota, North Dakota, South Dakota, Montana, Nebraska, Kansas, Oklahoma, Colorado, Idaho, Washington and Oregon. Most of these locations purchase grain from farmers and sell agronomy products, energy products and feed to those same producers and others, although not all locations provide every product and service.

Products and Services

Grain Purchasing.  We are one of the largest country elevator operators in North America based on revenues. Through a majority of our elevator locations, the country operations business purchases grain from member and non-member producers and other elevators and grain dealers. Most of the grain purchased is either sold through our grain marketing operations or used for local feed and processing operations. For the year ended August 31, 2007, country operations purchased approximately 408 million bushels of grain, primarily wheat (201 million bushels), corn (98 million bushels) and soybeans (62 million bushels). Of these bushels, 368 million were purchased from members and 262 million were sold through our grain marketing operations.

Other Products.  Our country operations business manufactures and sells other products, both directly and through ownership interests in other entities. These include seed, crop nutrients, crop protection products, energy products, animal feed, animal health products and processed sunflowers. We sell agronomy products at 191 locations, feed products at 125 locations and energy products at 135 locations.

Fin-Ag, Inc.  In the past, through our wholly-owned subsidiary Fin-Ag, Inc., we provided seasonal cattle feeding and swine financing loans, facility financing loans and crop production loans to our members. Financing activity through Fin-Ag, Inc. has decreased substantially as most of the production loans were contributed to Cofina Financial, LLC (Cofina Financial), a 49% owned joint venture that was formed during the fourth quarter of fiscal 2005 (see “Corporate and Other” section below). The only activity of Fin-Ag, Inc. is seasonal cattle feeding financing and a small amount of crop loans not transferred to Cofina Financial.

Industry; Competition

Regulation.  Our country operations business is subject to laws and related regulations and rules designed to protect the environment that are administered by the Environmental Protection Agency, the Department of Transportation and similar government agencies. These laws, regulations and rules govern the discharge of materials to the environment, air and water; reporting storage of hazardous wastes; the transportation, handling and disposition of wastes; and the labeling of pesticides and similar substances. Our country operations business is also subject to laws and related regulations and rules administered by the United States Department of Agriculture, the Federal Food and Drug Administration, and other federal, state, local and foreign governmental agencies that govern the processing, packaging, storage, distribution, advertising, labeling, quality and safety of feed and grain products. Failure to comply with these laws, regulations and rules could subject us to administrative penalties, injunctive relief, civil remedies and possible recalls of products. We believe that we are in compliance with these laws, regulations and rules in all material respects and do not expect continued compliance to have a material effect on our capital expenditures, earnings or competitive position.

Competition.  We compete primarily on the basis of price, services and patronage. Competitors for the purchase of grain include Archer Daniels Midland (ADM), Cargill, Incorporated (Cargill), local cooperatives and smaller private grain companies and processors at the majority of our locations in our trade territory, as previously defined in the “Overview”. In addition, Columbia Grain is also our competitor in Montana.

Competitors for our farm supply businesses include Cargill, United Agri-Products (UAP), local cooperatives and smaller private companies at the majority of locations throughout our trade territory. In addition, Land O’Lakes Purina Feed, LLC, Hubbard Feed and Cargill are our major competitors for the sale of feed products.

Grain Marketing

Overview

We are the nation’s largest cooperative marketer of grain and oilseed based on grain storage capacity and grain sales, handling about 1.5 billion bushels annually. During fiscal 2007, we purchased approximately 60% of our total grain volumes from individual and cooperative association members and our country operations business, with the balance purchased from third parties. We arrange for the transportation of the grains either directly to customers or to our owned or leased grain terminals and elevators awaiting delivery to domestic and foreign purchasers. We primarily conduct our grain marketing operations directly, but do conduct some of our business through joint ventures.

Operations

Our grain marketing operations purchases grain directly and indirectly from agricultural producers primarily in the midwestern and western United States. The purchased grain is typically contracted for sale for future delivery at a specified location, and we are responsible for handling the grain and arranging for its transportation to that location. The sale of grain is recorded after title to the commodity has transferred and final weights, grades and settlement price have been agreed upon. Amounts billed to the customer as part of a sales transaction include the costs for shipping and handling. Our ability to arrange efficient transportation, including loading capabilities onto unit trains, ocean-going vessels and barges, is a significant part of the services we offer to our customers. Rail, vessel, barge and truck transportation is carried out by third parties, often under long-term freight agreements with us. Grain intended for export is usually shipped by rail or barge to an export terminal, where it is loaded onto ocean-going vessels. Grain intended for domestic use is usually shipped by rail or truck to various locations throughout the country.

We own and operate export terminals, river terminals and elevators involved in the handling and transport of grain. Our river terminals at Savage and Winona, Minnesota, Davenport, Iowa and a terminal in St. Louis, Missouri in which we have a put-through agreement with Bulk Services, are used to load grain onto barges for shipment to both domestic and export customers via the Mississippi River system. Our export terminal at Superior, Wisconsin provides access to the Great Lakes and St. Lawrence Seaway, and our export terminal at Myrtle Grove, Louisiana serves the gulf market. In the Pacific Northwest, we conduct our grain marketing operations through United Harvest, LLC (a 50% joint venture with United Grain Corporation), and TEMCO, LLC (a 50% joint venture with Cargill, Incorporated). United Harvest, LLC, operates grain terminals in Vancouver and Kalama, Washington, and primarily exports wheat. TEMCO, LLC operates an export terminal in Tacoma, Washington, and primarily exports corn and soybeans. These facilities serve the Pacific market, as well as domestic grain customers in the western United States. We also own two 110-car shuttle-receiving elevator facilities in Friona, Texas and Collins, Mississippi that serve large-scale feeder cattle, dairy and poultry producers in those regions. In 2003, we opened an office in Sao Paulo, Brazil for the procurement of soybeans for our grain marketing operations international customers. During the year ended August 31, 2007, we invested $22.2 million for an equity position in a Brazil-based grain handling and merchandising company, Multigrain S.A., an agricultural commodities business headquartered in Sao Paulo, Brazil, and currently have a 37.5% ownership interest. This venture, which includes grain storage and export facilities, builds on our South American soybean origination and helps meet customer needs year-round.

During the three months ended November 30, 2007, we invested $30.3 million in a joint venture (37.5% ownership) that acquired production farmland and related operations in Brazil, intended to strengthen our ability to serve customers globally. The operations include production of soybeans, corn, cotton and sugar cane, as well as cotton processing in four locations.

Our grain marketing operations purchases most of its grain during the summer and fall harvest period. Because of our geographic location and the fact that we are further from our export facilities, the grain that we handle tends to be sold later, after the harvest period, than in other parts of the country. However, as many producers have significant on-farm storage capacity and in light of our own storage capacity, our grain marketing operations buys and ships grain throughout the year. Due to the amount of grain purchased and held in inventory, our grain marketing operations has significant working capital needs at various times of the year. The amount of borrowings for this purpose, and the interest rate charged on those borrowings, directly affects the profitability of our grain marketing operations.

Products and Services

The primary grains purchased by our grain marketing operations for the year ended August 31, 2007 were corn (507 million bushels), wheat (424 million bushels) and soybeans (354 million bushels). Of the total grains purchased by our grain marketing operations during the year ended August 31, 2007, there were 537 million bushels from our individual and cooperative association members, 262 million bushels from our country operations business, and the remainder was from third parties.

Sales and Marketing; Customers

Purchasers of our grain and oilseed include domestic and foreign millers, maltsters, feeders, crushers and other processors. To a much lesser extent purchasers include intermediaries and distributors. Our grain marketing operations are not dependent on any one customer, and its supply relationships call for delivery of grain at prevailing market prices.

Industry; Competition

Regulation.  Our grain marketing operations are subject to laws and related regulations and rules designed to protect the environment that are administered by the Environmental Protection Agency, the Department of Transportation and similar government agencies. These laws, regulations and rules govern the discharge of materials to environment, air and water; reporting storage of hazardous wastes; and the transportation, handling and disposition of wastes. Our grain marketing operations are also subject to laws and related regulations and rules administered by the United States Department of Agriculture, the Federal Food and Drug Administration, and other federal, state, local and foreign governmental agencies that govern the processing, packaging, storage, distribution, advertising, labeling, quality and safety of food and grain products. Failure to comply with these laws, regulations and rules could subject us to administrative penalties, injunctive relief, civil remedies and possible recalls of products. We believe that we are in compliance with these laws, regulations and rules in all material respects and do not expect continued compliance to have a material effect on our capital expenditures, earnings or competitive position.

Competition.  Our grain marketing operations compete for both the purchase and the sale of grain. Competition is intense and margins are low. Some competitors are integrated food producers, which may also be customers. A few major competitors have substantially greater financial resources than we have.

In the purchase of grain from producers, location of a delivery facility is a prime consideration, but producers are increasingly willing to transport grain longer distances for sale. Price is affected by the capabilities of the facility; for example, if it is cheaper to deliver to a customer by unit train than by truck, a facility with unit train capabilities provides a price advantage. We believe that our relationships with individual members serviced by our local country operations locations and with our cooperative members give us a broad origination capability.

Our grain marketing operations compete for grain sales based on price, services and ability to provide the desired quantity and quality of grains. Location of facilities is a major factor in the ability to compete. Our grain marketing operations compete with numerous grain merchandisers, including major grain merchandising companies such as Archer Daniels Midland (ADM), Cargill, Incorporated (Cargill), ConAgra, Bunge and Louis Dreyfus, each of which handle grain volumes of more than one billion bushels annually.

The results of our grain marketing operations may be adversely affected by relative levels of supply and demand, both domestic and international, commodity price levels (including grain prices reported on national markets) and transportation costs and conditions. Supply is affected by weather conditions, disease, insect damage, acreage planted and government regulations and policies. Demand may be affected by foreign governments and their programs, relationships of foreign countries with the United States, the affluence of foreign countries, acts of war, currency exchange fluctuations and substitution of commodities. Demand may also be affected by changes in eating habits, population growth, the level of per capita consumption of some products and the level of renewable fuels production.

Summary Operating Results

Summary operating results and identifiable assets for our Ag Business segment for the three months ended November 30, 2007 and 2006 and the fiscal years ended August 31, 2007, 2006 and 2005 are shown below:

	Three Months Ended
	November 30		Years Ended August 31
	2007	2006	2007	2006	2005
	(unaudited)	(unaudited)
	(Dollars in thousands)

Revenues	$3,835,251	$1,804,616	$8,575,389	$6,575,165	$5,670,644
Cost of goods sold	3,686,458	1,746,843	8,388,476	6,401,527	5,541,282

Gross profit	148,793	57,773	186,913	173,638	129,362
Marketing, general and administrative	30,688	19,285	97,299	99,777	83,600

Operating earnings	118,105	38,488	89,614	73,861	45,762
Gain on investments	(94,545)	(5,348)	(5,348)		(11,358)
Interest, net	15,128	5,170	28,550	23,559	20,535
Equity (income) loss from investments	(7,193)	10,589	(51,830)	(40,902)	(55,473)
Minority interests	58	(49)	(16)	(509)	(41)

Income before income taxes	$204,657	$28,126	$118,258	$91,713	$92,099

Intersegment revenues	$(4,421)	$(1,381)	$(18,372)	$(8,779)	$(9,640)

Total identifiable assets at end of period	$4,322,309	$2,240,442	$2,846,950	$1,806,243	$1,604,571

PROCESSING

Overview

Our Processing segment converts raw agricultural commodities into ingredients for finished food products or into finished consumer food products. We have focused on areas that allow us to utilize the products supplied by our member producers. These areas are oilseed processing and our joint ventures in wheat milling, foods and renewable fuels.

Regulation.  Our Processing segment’s operations are subject to laws and related regulations and rules designed to protect the environment that are administered by the Environmental Protection Agency, the Department of Transportation and similar government agencies. These laws, regulations and rules govern the discharge of materials to environment, air and water; reporting storage of hazardous wastes; and the transportation, handling and disposition of wastes. Our Processing segment’s operations are also subject to laws and related regulations and rules administered by the United States Department of Agriculture, the Federal Food and Drug Administration, and other federal, state, local and foreign governmental agencies that govern the processing, packaging, storage, distribution, advertising, labeling, quality and safety of food and grain products. Failure to comply with these laws, regulations and rules could subject us, or our foods partners, or our renewable fuels partners to administrative penalties, injunctive relief, civil remedies and possible recalls of products. We believe that we are in compliance with these laws, regulations and rules in all material respects and do not expect continued compliance to have a material effect on our capital expenditures, earnings or competitive position.

Oilseed Processing

Our oilseed processing operations convert soybeans into soybean meal, soyflour, crude soyoil, refined soybean oil and associated by-products. These operations are conducted at a facility in Mankato, Minnesota that can crush approximately 39 million bushels of soybeans on an annual basis, producing approximately 940,000 short tons of soybean meal and 460 million pounds of crude soybean oil. The same facility is able to process approximately 1 billion pounds of refined soybean oil annually. Another crushing facility in Fairmont, Minnesota has a crushing capacity of over 45 million bushels of soybeans on an annual basis.

Our oilseed processing operations produce three primary products: refined oils, soybean meal and soyflour. Refined oils are used in processed foods, such as margarine, shortening, salad dressings and baked goods, as well as methyl ester/biodiesel production, and to a lesser extent, for certain industrial uses such as plastics, inks and paints. Soybean meal has high protein content and is used for feeding livestock. Soyflour is used in the baking industry, as a milk replacement in animal feed and in industrial applications.

Our soy processing facilities are located in areas with a strong production base of soybeans and end-user market for the meal and soyflour. We purchase virtually all of our soybeans from members. Our oilseed crushing operations currently produce approximately 90% of the crude oil that we refine, and purchase the balance from outside suppliers.

Our customers for refined oil are principally large food product companies located throughout the United States. However, over 50% of our customers are located in the midwest due to relatively lower freight costs and slightly higher profitability potential. Our largest customer for refined oil products is Ventura Foods, LLC (Ventura Foods), in which we hold a 50% ownership interest and with which we have a long-term supply agreement to supply minimum quantities of edible soybean oils as long as we maintain a minimum 25.5% ownership interest and our price is competitive with other suppliers of the product. Our sales to Ventura Foods were $62.3 million in fiscal 2007. We also sell soymeal to about 350 customers, primarily feed lots and feed mills in southern Minnesota. In fiscal 2007, Commodity Specialists Company accounted for 14% of soymeal sold and Land O’Lakes Purina Feed, LLC accounted for 12% of soymeal sold. We sell soyflour to customers in the baking industry both domestically and for export.

The refined soybean products industry is highly competitive. Major industry competitors include ADM, Cargill, Ag Processing Inc. and Bunge. These and other competitors have acquired other processors, expanded existing plants, or constructed new plants, both domestically and internationally. Price, transportation costs, services and product quality drive competition. We estimate that we have a market share of approximately 4% to 5% of the domestic refined soybean oil market and also the domestic soybean crushing capacity.

Soybeans are a commodity and their price can fluctuate significantly depending on production levels, demand for the products, and other supply factors.

Wheat Milling

In January 2002, we formed a joint venture with Cargill named Horizon Milling, LLC (Horizon Milling), in which we hold an ownership interest of 24%, with Cargill owning the remaining 76%. Horizon Milling is the largest U.S. wheat miller based on output volume. We own five mills that we lease to Horizon Milling. Sales and purchases of wheat and durum by us to Horizon Milling during fiscal 2007 were $241.1 million and $10.5 million, respectively. Horizon Milling’s advance payments on grain to us were $5.9 million on August 31, 2007, and are included in customer advance payments on our Consolidated Balance Sheet. We account for Horizon Milling using the equity method of accounting. At August 31, 2007, our net book value of assets leased to Horizon Milling was $76.4 million.

During the year ended August 31, 2007, we invested $15.6 million in Horizon Milling G.P. (24% CHS ownership with Cargill owning the remaining 76%), a joint venture that acquired the Canadian grain-based foodservice and industrial businesses of Smucker Foods of Canada, which includes three flour milling operations and two dry baking mixing facilities in Canada. We account for Horizon Milling G.P. using the equity method of accounting.

Foods

Our primary focus in the foods area is Ventura Foods, which produces and distributes vegetable oil-based products such as margarine, salad dressing and other food products. Ventura Foods was created in 1996, and is owned 50% by us and 50% by Wilsey Foods, Inc., a majority owned subsidiary of Mitsui & Co., Ltd. We account for our Ventura Foods investment under the equity method of accounting, and at November 30, 2007 our investment was $144.7 million.

Ventura Foods manufactures, packages, distributes and markets bulk margarine, salad dressings, mayonnaise, salad oils, syrups, soup bases and sauces, many of which utilize soybean oil as a primary ingredient. Approximately 40% of Ventura Foods’ volume, based on sales, comes from products for which Ventura Foods owns the brand, and the remainder comes from products that it produces for third parties. A variety of Ventura Foods’ product formulations and processes are proprietary to it or its customers. Ventura Foods is the largest manufacturer of margarine for the foodservice sector in the U.S. and is a major producer of many other products.

Ventura Foods currently has 13 manufacturing and distribution locations across the United States, and is expected to complete a new facility in Ontario, California, in calendar 2008, that will combine some of its existing locations. It sources its raw materials, which consist primarily of soybean oil, canola oil, cottonseed oil, peanut oil and various other ingredients and supplies, from various national suppliers, including our oilseed processing operations. It sells the products it manufactures to third parties as a contract manufacturer, as well as directly to retailers, food distribution companies and large institutional food service companies. Ventura Foods sales are approximately 60% in foodservice and the remainder is split between retail and industrial customers who use edible oil products as ingredients in foods they manufacture for resale. During Ventura Foods’ 2007 fiscal year, Sysco accounted for 22% of its net sales. During our fourth quarter of fiscal 2005, Ventura Foods purchased two Dean Foods businesses: Marie’s dressings and Dean’s dips. This transaction included a license agreement for Ventura Foods to use the Dean’s trademark on dips.

Ventura Foods competes with a variety of large companies in the food manufacturing industry. Some of its major competitors are ADM, Cargill, Bunge, Unilever, ConAgra, ACH Food Companies, Smuckers, Kraft and CF Sauer, Ken’s, Marzetti and Nestle.

Renewable Fuels

In fiscal 2006, we invested $70.0 million in US BioEnergy Corporation (US BioEnergy), an ethanol manufacturing company, representing an approximate 24% ownership on August 31, 2006. During the year ended August 31, 2007, we made additional investments of $45.4 million in US BioEnergy, bringing our total cash investment for common stock in that company to $115.4 million. In December 2006, US BioEnergy completed an initial public offering (IPO), and the effect of the issuance of additional shares of its stock was to dilute our ownership interest from approximately 25% to 21%. In addition, on August 29, 2007, US BioEnergy completed an acquisition with total aggregate net consideration comprised of the issuance of US BioEnergy common stock and cash. Due to US BioEnergy’s increase in equity, primarily from these two transactions, we recognized a non-cash net gain of $15.3 million on our investment during the year ended August 31, 2007, to reflect our proportionate share of the increase in the underlying equity of US BioEnergy. On August 31, 2007, our ownership interest in US BioEnergy was approximately 19%, and based upon the market price of US BioEnergy’s stock of $10.41 per share on that date, our investment had a fair value of approximately $159.3 million. During the first quarter of fiscal 2008, we purchased additional shares of US BioEnergy common stock for $6.5 million, which increased our ownership interest to approximately 20%. We are recognizing earnings of US BioEnergy, to the extent of our ownership interest, using the equity method of accounting.

On November 29, 2007, US BioEnergy and VeraSun Energy Corporation announced that they have entered into a definitive merger agreement subject to shareholder and regulatory approval. If the merger is consummated, we would own approximately eight percent of the combined entity.

US BioEnergy currently has four ethanol plants in operation which have a combined production capacity of 310 million gallons per year and are located in Iowa, Michigan and Nebraska. In addition, there are four ethanol plants under construction in Iowa, Minnesota, Nebraska and South Dakota with expected combined production capacity of 440 million gallons per year.

Summary Operating Results

Summary operating results and identifiable assets for our Processing segment for the three months ended November 30, 2007 and 2006 and the fiscal years ended August 31, 2007, 2006 and 2005 are shown below:

	Three Months Ended
	November 30		Years Ended August 31
	2007	2006	2007	2006	2005
	(unaudited)	(unaudited)
	(Dollars in thousands)

Revenues	$243,296	$155,024	$754,743	$614,471	$613,766
Cost of goods sold	233,117	148,463	726,510	588,732	604,198

Gross profit	10,179	6,561	28,233	25,739	9,568
Marketing, general and administrative	5,497	5,956	23,545	21,645	20,750

Operating earnings (losses)	4,682	605	4,688	4,094	(11,182)
Loss (gain) on investments	611		(15,268)		(457)
Interest, net	5,024	2,887	14,783	11,096	12,287
Equity income from investments	(21,138)	(12,850)	(48,446)	(35,504)	(36,202)

Income before income taxes	$20,185	$10,568	$53,619	$28,502	$13,190

Intersegment revenues	$(90)	$(84)	$(370)	$(368)	$(502)

Total identifiable assets at end of period	$741,777	$600,463	$681,118	$518,186	$420,373

CORPORATE AND OTHER

Services

Financial Services.  We have provided open account financing to approximately 115 of our members that are cooperatives (cooperative association members) in the past year. These arrangements involve the discretionary extension of credit in the form of a clearing account for settlement of grain purchases and as a cash management tool.

Cofina Financial, a joint venture finance company in which we hold a 49% ownership interest, makes seasonal and term loans to member cooperatives and individuals. During the fourth quarter of fiscal 2005, we contributed certain assets related to our financial services business and related to Fin-Ag Inc., along with cash, to form Cofina Financial. Cenex Finance Association, which prior to the formation of Cofina Financial operated as an independent finance company, owns the other 51% of Cofina Financial, however, the governance of this joint venture is 50/50. We participated in the formation of Cofina Financial for the purpose of expanding the size of our financing platform, to improve the scope of services offered to customers, to gain efficiencies in sourcing funds and to achieve some synergies through participation in larger customer-financing programs. We account for our Cofina Financial investment using the equity method of accounting.

We may, at our own discretion, choose to guarantee certain loans made by Cofina Financial. On August 31, 2007, we had guarantees related to Cofina Financial loans totaling $24.5 million.

Country Hedging, Inc.  Our wholly-owned subsidiary Country Hedging, Inc., which is a registered futures commission merchant and a clearing member of both the Minneapolis Grain Exchange and the Kansas City Board of Trade, is a full-service commodity futures and options broker.

Ag States Agency, LLC.  Ag States Agency, LLC, is an independent insurance agency, and after the purchase of the minority owner’s interest during fiscal 2005, is now a wholly-owned subsidiary. It sells insurance, including group benefits, property and casualty, and bonding programs. Its approximately 1,800 customers are primarily agricultural businesses, including local cooperatives and independent elevators, petroleum outlets, agronomy, feed and seed plants, implement dealers, fruit and vegetable packers/warehouses, and food processors.

PRICE RISK AND HEDGING

When we enter into a commodity purchase commitment, we incur risks of carrying inventory, including risks related to price change and performance (including delivery, quality, quantity, and shipment period). We are exposed to risk of loss in the market value of positions held, consisting of inventory and purchase contracts at a fixed or partially fixed price in the event market prices decrease. We are also exposed to risk of loss on our fixed price or partially fixed price sales contracts in the event market prices increase.

To reduce the price change risks associated with holding fixed price commitments, we generally take opposite and offsetting positions by entering into commodity futures contracts (either a straight futures contract or an options futures contract) on regulated commodity futures exchanges for grain, and regulated mercantile exchanges for refined products and crude oil. The crude oil and most of the grain and oilseed volume we handle can be hedged. Some grains cannot be hedged because there are no futures for certain commodities. For those commodities, risk is managed through the use of forward sales and various pricing arrangements and to some extent cross-commodity futures hedging. While hedging activities reduce the risk of loss from changing market values of inventory, such activities also limit the gain potential which otherwise could result from changes in market prices of inventory. Our policy is to generally maintain hedged positions in grain. Our profitability from operations is primarily derived from margins on products sold and grain merchandised, not from hedging transactions. Hedging arrangements do not protect against nonperformance by counterparties to contracts, and therefore, contract values are reviewed and adjusted to reflect potential non-performance.

When a futures contract is entered into, an initial margin deposit must be sent to the applicable exchange or broker. The amount of the deposit is set by the exchange and varies by commodity. If the market price of a short futures contract increases, then an additional maintenance margin deposit would be required. Similarly, if the price of a long futures contract decreases, a maintenance margin deposit would be required and sent to the applicable exchange. Subsequent price changes could require additional maintenance margins or could result in the return of maintenance margins.

At any one time, inventory and purchase contracts for delivery to us may be substantial. We have risk management policies and procedures that include net position limits. These limits are defined for each commodity and include both trader and management limits. This policy, and computerized procedures in our grain marketing operations, requires a review by operations management when any trader is outside of position limits and also a review by our senior management if operating areas are outside of position limits. A similar process is used in our energy operations. The position limits are reviewed at least annually with our management. We monitor current market conditions and may expand or reduce our risk management policies or procedures in response to changes in those conditions. In addition, all purchase and sales contracts are subject to credit approvals and appropriate terms and conditions.

EMPLOYEES

At August 31, 2007, we had approximately 6,885 full, part-time, temporary and seasonal employees, which included approximately 615 employees of NCRA. Of that total, approximately 2,080 were employed in our Energy segment, 3,695 in our country operations business (including approximately 1,325 seasonal and temporary employees), 450 in our grain marketing operations, 260 in our Processing segment and 400 in

Corporate and Other. In addition to those employed directly by us, many employees work for joint ventures in which we have a 50% or less ownership interest, and are not included in these totals. A portion of all of our business segments and Corporate and Other are employed in this manner.

In September 2007, we added 171 employees in our Ag Business segment of which 47 were seasonal, related to the distribution of the crop nutrients business we received from Agriliance.

Employees in certain areas are represented by collective bargaining agreements. Refinery and pipeline workers in Laurel, Montana are represented by agreements with two unions: United Steel Workers of America (USWA) (198 employees) and Oil Basin Pipeliners Union (OBP) (19 employees), for which agreements are in place through 2009 and 2008, respectively, in regards to wages and benefits. The contracts covering the NCRA McPherson, Kansas refinery (272 employees in the USWA union) are also in place through 2009. There are approximately 152 employees in transportation and lubricant plant operations that are covered by other collective bargaining agreements that expire at various times. Certain production workers in our oilseed processing operations are subject to collective bargaining agreements with the Bakery, Confectionary, Tobacco Worker and Grain Millers (BTWGM) (120 employees) and the Pipefitters’ Union (2 employees) for which agreements are in place through 2009. The BTWGM also represents 50 employees at our Superior, Wisconsin grain export terminal with a contract expiring in 2010. The USWA represents 79 employees at our Myrtle Grove, Louisiana grain export terminal with a contract expiring in 2009, the Teamsters represent 9 employees at our Winona, Minnesota export terminal with a contract expiring in 2008, and the International Longshoremen’s and Warehousemen’s Union (ILWU) represents 38 employees at our Kalama, Washington export terminal with a contract in place through 2009. Finally, certain employees in our country operations business are represented by collective bargaining agreements with two unions; the BTWGM (24 employees), with contracts expiring in December 2008 and June 2010, and the United Food and Commercial Workers (11 employees), with a contract expiring in July 2008.

LEGAL PROCEEDINGS

We are involved as a defendant in various lawsuits, claims and disputes, which are in the normal course of our business. The resolution of any such matters may affect consolidated net income for any fiscal period; however, our management believes any resulting liabilities, individually or in the aggregate, will not have a material effect on our consolidated financial position, results of operations or cash flows during any fiscal year.

In October 2003, we and NCRA reached agreements with the Environmental Protection Agency (EPA) and the State of Montana’s Department of Environmental Quality and the State of Kansas Department of Health and Environment, regarding the terms of settlements with respect to reducing air emissions at our Laurel, Montana and NCRA’s McPherson, Kansas refineries. These settlements are part of a series of similar settlements that the EPA has negotiated with major refiners under the EPA’s Petroleum Refinery Initiative. The settlements take the form of consent decrees filed with the U.S. District Court for the District of Montana (Billings Division) and the U.S. District Court for the District of Kansas. Each consent decree details potential capital improvements, supplemental environmental projects and operational changes that we and NCRA have agreed to implement at the relevant refinery over several years. The consent decrees also required us, and NCRA, to pay approximately $0.5 million in aggregate civil cash penalties. As of November 30, 2007, the aggregate capital expenditures for us and NCRA related to these settlements was approximately $22 million, and we anticipate spending an additional $9 million over the next four years. We do not believe that the settlements will have a material adverse affect on us or NCRA.

PROPERTIES

We own or lease energy, grain handling and processing, and agronomy related facilities throughout the United States. Below is a summary of these locations.

Energy

Facilities in our Energy segment include the following, all of which are owned except where indicated as leased:

Refinery	Laurel, Montana
Propane terminal	Glenwood, Minnesota
Transportation terminals/repair facilities	12 locations in Iowa, Kansas, Minnesota, Montana, North Dakota, South Dakota, Texas, Washington and Wisconsin, 3 of which are leased
Petroleum & asphalt terminals/storage facilities	9 locations in Montana, North Dakota and Wisconsin
Pump stations	11 locations in Montana and North Dakota
Pipelines:
Cenex Pipeline, LLC	Laurel, Montana to Fargo, North Dakota
Front Range Pipeline, LLC	Canadian border to Laurel, Montana and on to Billings, Montana
Convenience stores/gas stations	42 locations in Iowa, Minnesota, Montana, North Dakota, South Dakota and Wyoming, 13 of which are leased
Lubricant plants/warehouses	3 locations in Minnesota, Ohio and Texas, 1 of which is leased

We have a 74.5% interest in NCRA,which owns and operates the following facilities:

Refinery	McPherson, Kansas
Petroleum terminals/storage	2 locations in Iowa and Kansas
Pipeline	McPherson, Kansas to Council Bluffs, Iowa
Jayhawk Pipeline, LLC	Throughout Kansas, with branches in Oklahoma, Texas and Nebraska
Jayhawk stations	26 locations located in Kansas, Oklahoma and Nebraska
Osage Pipeline (50% owned by NCRA)	Oklahoma to Kansas
Kaw Pipeline (67% owned by NCRA)	Throughout Kansas

Ag Business

Within our Ag Business segment, we own or lease the following facilities:

Crop Nutrients

As of September 1, 2007, we use ports and terminals in our crop nutrients operations at the following locations:

Galveston, Texas (deep water port, land leased from port authority)
Little Rock, Arkansas (river terminal, owned; land and building, leased)
Post Falls, Idaho (terminal, owned)
Crescent City, Illinois (terminal, owned)
Briggs, Indiana (terminal, owned)
Hagerstown, Indiana (terminal, leased)
Indianapolis, Indiana (terminal, leased)
Muscatine, Iowa (river terminal, owned)
St. Paul, Minnesota (river terminal, owned)
Winona, Minnesota (river terminal, owned)
Grand Forks, North Dakota (terminal, owned)
Crestline, Ohio (terminal, owned)
Fostoria, Ohio (terminal, owned)
Watertown, South Dakota (terminal, owned)

Memphis, Tennessee (river terminal, owned)
Green Bay, Wisconsin (terminal, owned)

Country Operations

In our country operations business, we own 316 agri-operations locations (of which some of the facilities are on leased land), 9 feed manufacturing facilities and 2 sunflower plants located in Minnesota, North Dakota, South Dakota, Montana, Nebraska, Kansas, Oklahoma, Colorado, Idaho, Washington and Oregon. In addition, we lease 6 agri-operations locations, 1 feed manufacturing facility and 1 sunflower plant.

Grain Marketing

We use grain terminals in our grain marketing operations at the following locations:

Collins, Mississippi (owned)
Davenport, Iowa (2 owned)
Friona, Texas (owned)
Kalama, Washington (leased)
Minneapolis, Minnesota (owned, idle)
Myrtle Grove, Louisiana (owned)
Savage, Minnesota (owned)
Spokane, Washington (owned)
Superior, Wisconsin (owned)
Winona, Minnesota (1 owned, 1 leased)

Processing

Within our Processing segment, we own and lease the following facilities:

Oilseed Processing

We own a campus in Mankato, Minnesota, comprised of a soybean crushing plant, an oilseed refinery, a soyflour plant, a quality control laboratory and an administration office. We also own a crushing plant in Fairmont, Minnesota.

Wheat Milling

We own five milling facilities at the following locations, all of which are leased to Horizon Milling:

Rush City, Minnesota
Kenosha, Wisconsin
Houston, Texas
Mount Pocono, Pennsylvania
Fairmount, North Dakota

Corporate Headquarters

We are headquartered in Inver Grove Heights, Minnesota. We own a 33-acre campus consisting of one main building with approximately 320,000 square feet of office space and two smaller buildings with approximately 13,400 and 9,000 square feet of space.

Our internet address is www.chsinc.com.

MEMBERSHIP IN CHS AND AUTHORIZED CAPITAL

Introduction

We are an agricultural membership cooperative organized under Minnesota cooperative law to do business with member and non-member patrons. Our patrons, not us, are subject to income taxes on income from patronage sources, which is distributed to them. We are subject to income taxes on undistributed patronage income and non-patronage-sourced income. See “— Tax Treatment” below.

Distribution of Net Income; Patronage Dividends

We are required by our organizational documents annually to distribute net earnings derived from patronage business with members, after payment of dividends on equity capital, to members on the basis of patronage, except that the Board of Directors may elect to retain and add to our unallocated capital reserve an amount not to exceed 10% of the distributable net income from patronage business. We may also distribute net income derived from patronage business with a non-member if we have agreed to conduct business with the non-member on a patronage basis. Net income from non-patronage business may be distributed to members or added to the unallocated capital reserve, in whatever proportions the Board of Directors deems appropriate.

These distributions, referred to as “patronage dividends,” may be made in cash, patrons’ equities, revolving fund certificates, our securities, securities of others, or any combination designated by the Board of Directors. Since fiscal 1998 through fiscal 2005, the Board of Directors has distributed patronage dividends in the form of 30% cash and 70% patrons’ equities (see “— Patrons’ Equities” below). For fiscal 2006 and 2007, the Board of Directors approved the distribution of patronage dividends in the form of 35% cash and 65% patrons’ equities. The Board of Directors may change the mix in the form of the patronage dividends in the future. In making distributions, the Board of Directors may use any method of allocation that, in its judgment, is reasonable and equitable.

Patronage dividends distributed during the years ended August 31, 2007, 2006 and 2005 were $379.9 million ($133.1 million in cash), $207.9 million ($62.5 million in cash) and $171.3 million ($51.6 million in cash), respectively.

Patrons’ Equities

Patrons’ equities are in the form of book entries and represent a right to receive cash or other property when we redeem them. Patrons’ equities form part of our capital, do not bear interest, and are not subject to redemption upon request of a member. Patrons’ equities are redeemable only at the discretion of the Board of Directors and in accordance with the terms of the redemption policy adopted by the Board of Directors, which may be modified at any time without member consent. Redemptions of capital equity certificates approved by the Board of Directors are divided into two pools, one for non-individuals (primarily member cooperatives) who may participate in an annual pro-rata program for equities held by them, and another for individuals who are eligible for equity redemptions at age 72 or upon death. Commencing in fiscal 2008, until further resolution, the Board of Directors has reduced the age for individuals who are eligible for equity redemptions to age 70. The amount that each non-individual receives under the pro-rata program in any year will be determined by multiplying the dollars available for pro-rata redemptions, if any that year, as determined by the Board of Directors, by a fraction, the numerator of which is the face value of patronage certificates eligible for redemption held by them, and the denominator of which is the sum of the patronage certificates eligible for redemption held by all eligible holders of patronage certificates that are not individuals. In addition to the annual pro-rata program, the Board of Directors approved additional equity redemptions targeting older capital equity certificates which were paid in fiscal 2007 and that are authorized to be paid in fiscal 2008. In accordance with authorization from the Board of Directors, we expect total redemptions related to the year ended August 31, 2007, that will be distributed in fiscal 2008, to be approximately $179.4 million, of which $3.8 million was redeemed in cash during the three months ended November 30, 2007, compared to $47.1 million during the three months ended November 30, 2006. Included in our redemptions during the second quarter of fiscal 2008 is the planned redemption of $46.4 million by issuing shares of our 8% Cumulative Preferred Stock pursuant to this prospectus.

Cash redemptions of patrons and other equities during the years ended August 31, 2007, 2006 and 2005 were $70.8 million, $55.9 million and $23.7 million, respectively. An additional $35.9 million, $23.8 and $20.0 million of equities were redeemed by issuance of shares of our 8% Cumulative Redeemable Preferred Stock during the years ended August 31, 2007, 2006 and 2005, respectively.

Governance

We are managed by a Board of Directors of not less than 17 persons elected by the members at our annual meeting. Terms of directors are staggered so that no more than six directors are elected in any year. The Board of Directors is currently comprised of 17 directors. Our articles of incorporation and bylaws may be amended only upon approval of a majority of the votes cast at an annual or special meeting of our members, except for the higher vote described under ‘‘— Certain Antitakeover Measures” below.

Membership

Membership in CHS is restricted to certain producers of agricultural products and to associations of producers of agricultural products that are organized and operating so as to adhere to the provisions of the Agricultural Marketing Act and the Capper-Volstead Act, as amended. The Board of Directors may establish other qualifications for membership, as it may from time to time deem advisable.

As a membership cooperative, we do not have common stock. We may issue equity or debt instruments, on a patronage basis or otherwise, to our members. We have two classes of outstanding membership. Individual members are individuals actually engaged in the production of agricultural products. Cooperative associations are associations of agricultural producers and may be either cooperatives or other associations organized and operated under the provisions of the Agricultural Marketing Act and the Capper-Volstead Act.

Voting Rights

Voting rights arise by virtue of membership in CHS, not because of ownership of any equity or debt instruments. Members that are cooperative associations are entitled to vote based upon a formula that takes into account the equity held by the cooperative in CHS and the average amount of business done with us over the previous three years.

Members who are individuals are entitled to one vote each. Individual members may exercise their voting power directly or through a patrons’ association affiliated with a grain elevator, feed mill, seed plant or any other of our facilities (with certain historical exceptions) recognized by the Board of Directors. The number of votes of patrons’ associations is determined under the same formula as cooperative association members.

Most matters submitted to a vote of the members require the approval of a majority of the votes cast at a meeting of the members, although certain actions require a greater vote. See “— Certain Antitakeover Measures” below.

Debt and Equity Instruments

We may issue debt and equity instruments to our current members and patrons, on a patronage basis or otherwise, and to persons who are neither members nor patrons. Capital Equity Certificates issued by us are subject to a first lien in favor of us for all indebtedness of the holder to us. On November 30, 2007, our outstanding capital included patrons’ equities (consisting of capital equity certificates and non-patronage earnings certificates), 8% Cumulative Redeemable Preferred Stock and certain capital reserves.

Distribution of Assets upon Dissolution; Merger and Consolidation

In the event of our dissolution, liquidation or winding up, whether voluntary or involuntary, all of our debts and liabilities would be paid first according to their respective priorities. After such payment, the holders of each share of our preferred stock would then be entitled to receive out of available assets, up to $25.00 per share, plus all dividends accumulated and unpaid on that share, whether or not declared, to and including the date of distribution. This distribution to the holders of our preferred stock would be made before any payment is made or assets distributed to the holders of any security that ranks junior to the preferred stock but after the payment of the liquidation preference of any of our securities that rank senior to the preferred stock. After such distribution to the holders of equity capital, any excess would be paid to patrons on the basis of their past patronage with us. Our bylaws provide for the allocation among our members and nonmember patrons of the consideration received in any merger or consolidation to which we are a party.

Certain Antitakeover Measures

Our governing documents may be amended upon the approval of a majority of the votes cast at an annual or special meeting. However, if the Board of Directors, in its sole discretion, declares that a proposed amendment to our governing documents involves or is related to a “hostile takeover,” the amendment must be adopted by 80% of the total voting power of our members.

The approval of not less than two-thirds of the votes cast at a meeting is required to approve a “change of control” transaction which would include a merger, consolidation, liquidation, dissolution, or sale of all or substantially all of our assets. If the Board of Directors determines that a proposed change of control transaction involves a hostile takeover, the 80% approval requirement applies. The term “hostile takeover” is not further defined in the Minnesota cooperative law or our governing documents.

Tax Treatment

Subchapter T of the Internal Revenue Code sets forth rules for the tax treatment of cooperatives and applies to both cooperatives exempt from taxation under Section 521 of the Internal Revenue Code and to nonexempt corporations operating on a cooperative basis. We are a nonexempt cooperative.

As a cooperative, we are not taxed on qualified patronage dividends (minimum cash requirement of 20%) allocated and distributed to our members in the form of cash and equities. Consequently, those amounts are taxed only at the patron level. However, the amounts of any allocated but undistributed patronage earnings (called non-qualified unit retains) are taxable to us when allocated. Upon redemption of any non-qualified unit retains, the amount is deductible to us and taxable to the member.

Income derived by us from non-patronage sources is not entitled to the “single tax” benefit of Subchapter T and is taxed to us at corporate income tax rates.

NCRA is not consolidated for tax purposes.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data below has been derived from our consolidated financial statements for the periods indicated below. The selected consolidated financial data for August 31, 2007, 2006 and 2005 and for the three months ended November 30, 2007 and 2006 should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this filing. In May 2005, we sold the majority of our Mexican foods business and have recorded the Mexican foods business as discontinued operations. In the opinion of our management, the unaudited historical financial data were prepared on the same basis as the audited historical financial data and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of this information. Results of operations for the three-month periods are not necessarily indicative of results of operations that may be expected for the full fiscal year.

Summary Consolidated Financial Data

	Three Months Ended
	November 30		Years Ended August 31
	2007	2006(1)	2007(1)	2006(1)	2005(1)	2004(1)	2003(1)
	(unaudited)	(unaudited)
	(Dollars in thousands)

Income Statement Data:
Revenues	$6,525,386	$3,751,070	$17,215,992	$14,383,835	$11,926,962	$10,969,081	$9,314,116
Cost of goods sold	6,210,749	3,528,636	16,129,233	13,540,285	11,438,473	10,525,746	8,985,066

Gross profit	314,637	222,434	1,086,759	843,550	488,489	443,335	329,050
Marketing, general and administrative	66,459	52,102	245,357	231,238	199,354	202,455	175,662

Operating earnings	248,178	170,332	841,402	612,312	289,135	240,880	153,388
Gain on investments	(94,948)	(5,348)	(20,616)		(13,013)	(14,666)
Gain on legal settlements						(692)	(10,867)
Interest, net	13,537	7,688	31,098	41,305	41,509	42,758	40,516
Equity income from investments	(31,190)	(4,531)	(109,685)	(84,188)	(95,742)	(79,022)	(47,299)
Minority interests	22,979	18,912	143,214	91,079	49,825	34,184	22,099

Income from continuing operations before income taxes	337,800	153,611	797,391	564,116	306,556	258,318	148,939
Income taxes	36,900	17,232	40,668	59,350	34,153	30,108	17,530

Income from continuing operations	300,900	136,379	756,723	504,766	272,403	228,210	131,409
(Income) loss on discontinued operations, net of taxes				(625)	16,810	5,909	5,232

Net income	$300,900	$136,379	$756,723	$505,391	$255,593	$222,301	$126,177

Balance Sheet Data (at end of period):
Working capital	$1,265,415	$843,240	$821,878	$848,344	$766,807	$500,315	$469,758
Net property, plant and equipment	1,836,372	1,525,028	1,728,171	1,476,239	1,359,535	1,249,655	1,122,982
Total assets	8,438,759	5,550,481	6,754,373	4,994,166	4,748,654	4,047,710	3,821,386
Long-term debt, including current maturities	1,071,514	727,199	688,321	744,745	773,074	683,818	663,173
Total equities	2,602,172	2,162,248	2,475,455	2,053,466	1,778,879	1,643,491	1,496,147
Ratio of earnings to fixed charges and preferred dividends(2)	11.5x	9.8x	10.1x	8.2x	4.7x	4.5x	3.3x

(1)	Adjusted to reflect adoption of FASB Staff Position No. AUG AIR-1; see “Change in Accounting Principle — Turnarounds.”

(2)	For purposes of computing the ratio of earnings to fixed charges and preferred dividends, earnings consist of income from continuing operations before income taxes on consolidated operations, distributed income from equity investees and fixed charges. Fixed charges consist of interest expense and one-third of rental expense, considered representative of that portion of rental expense estimated to be attributable to interest.

The selected financial data below has been derived from our three business segments, and Corporate and Other, for the three months ended November 30, 2007 and 2006 and the fiscal years ended August 31, 2007, 2006 and 2005. The intercompany revenues between segments were $247.7 million, $251.6 million and $180.8 million for the fiscal years ended August 31, 2007, 2006 and 2005, respectively. The intercompany revenues between segments were $82.5 million and $69.3 million for the three months ended November 30, 2007 and 2006, respectively.

Summary Financial Data By Business Segment

			Energy
	Three Months Ended
	November 30		Years Ended August 31
	2007	2006*	2007*	2006*	2005*
	(unaudited)	(unaudited)
	(Dollars in thousands)

Revenues	$2,521,688	$1,853,409	$8,105,067	$7,414,361	$5,794,266
Cost of goods sold	2,374,735	1,702,628	7,264,180	6,804,454	5,476,428

Gross profit	146,953	150,781	840,887	609,907	317,838
Marketing, general and administrative	22,566	20,987	94,939	82,867	69,951

Operating earnings	124,387	129,794	745,948	527,040	247,887
Gain on investments	(17)				(862)
Interest, net	(5,846)	385	(6,106)	6,534	8,918
Equity income from investments	(1,163)	(1,056)	(4,468)	(3,840)	(3,478)
Minority interests	22,921	18,961	143,230	91,588	48,830

Income before income taxes	$108,492	$111,504	$613,292	$432,758	$194,479

Intersegment revenues	$(77,964)	$(67,820)	$(228,930)	$(242,430)	$(170,642)

Total identifiable assets at end of period	$2,732,125	$2,169,863	$2,797,831	$2,215,800	$2,260,331

*	Adjusted to reflect adoption of FASB Staff Position No. AUG AIR-1; see “Changes to Accounting Principle — Turnarounds.”

			Ag Business
	Three Months Ended
	November 30		Years Ended August 31
	2007	2006	2007	2006	2005
	(unaudited)	(unaudited)
	(Dollars in thousands)

Revenues	$3,835,251	$1,804,616	$8,575,389	$6,575,165	$5,670,644
Cost of goods sold	3,686,458	1,746,843	8,388,476	6,401,527	5,541,282

Gross profit	148,793	57,773	186,913	173,638	129,362
Marketing, general and administrative	30,688	19,285	97,299	99,777	83,600

Operating earnings	118,105	38,488	89,614	73,861	45,762
Gain on investments	(94,545)	(5,348)	(5,348)		(11,358)
Interest, net	15,128	5,170	28,550	23,559	20,535
Equity (income) loss from investments	(7,193)	10,589	(51,830)	(40,902)	(55,473)
Minority interests	58	(49)	(16)	(509)	(41)

Income before income taxes	$204,657	$28,126	$118,258	$91,713	$92,099

Intersegment revenues	$(4,421)	$(1,381)	$(18,372)	$(8,779)	$(9,640)

Total identifiable assets at end of period	$4,322,309	$2,240,442	$2,846,950	$1,806,243	$1,604,571

			Processing
	Three Months Ended
	November 30		Years Ended August 31
	2007	2006	2007	2006	2005
	(unaudited)	(unaudited)
	(Dollars in thousands)

Revenues	$243,296	$155,024	$754,743	$614,471	$613,766
Cost of goods sold	233,117	148,463	726,510	588,732	604,198

Gross profit	10,179	6,561	28,233	25,739	9,568
Marketing, general and administrative	5,497	5,956	23,545	21,645	20,750

Operating earnings (losses)	4,682	605	4,688	4,094	(11,182)
Loss (gain) on investments	611		(15,268)		(457)
Interest, net	5,024	2,887	14,783	11,096	12,287
Equity income from investments	(21,138)	(12,850)	(48,446)	(35,504)	(36,202)

Income before income taxes	$20,185	$10,568	$53,619	$28,502	$13,190

Intersegment revenues	$(90)	$(84)	$(370)	$(368)	$(502)

Total identifiable at end of period	$741,777	$600,463	$681,118	$518,186	$420,373

			Corporate
			and Other
	Three Months Ended
	November 30		Years Ended August 31
	2007	2006	2007	2006	2005
	(unaudited)	(unaudited)
	(Dollars in thousands)

Revenues	$7,626	$7,306	$28,465	$31,415	$29,070
Cost of goods sold	(1,086)	(13)	(2,261)	(2,851)	(2,651)

Gross profit	8,712	7,319	30,726	34,266	31,721
Marketing, general and administrative	7,708	5,874	29,574	26,949	25,053

Operating earnings	1,004	1,445	1,152	7,317	6,668
Gain on investments	(997)				(336)
Interest, net	(769)	(754)	(6,129)	116	(231)
Equity income from investments	(1,696)	(1,214)	(4,941)	(3,942)	(589)
Minority interests					1,036

Income before income taxes	$4,466	$3,413	$12,222	$11,143	$6,788

Intersegment revenues
Total identifiable at end of period	$642,548	$539,713	$428,474	$453,937	$463,379

Supplementary Financial Information

Supplementary financial information required by Item 302 of Regulation S-K for the three months ended November 30, 2007 and each quarter during the years ended August 31, 2007 and 2006 is presented below.

(Unaudited)
(Dollars in thousands)

November 30,
2007

Revenues	$6,525,386
Gross profit	314,637
Income before income taxes	337,800
Net income	300,900

	November 30,	February 28,	May 31,	August 31,
	2006*	2007*	2007*	2007*

Revenues	$3,751,070	$3,734,580	$4,732,465	$4,997,877
Gross profit	222,434	147,941	330,908	385,476
Income before income taxes	153,611	89,592	262,717	291,471
Net income	136,379	83,673	239,596	297,075

	November 30,	February 28,	May 31,	August 31,
	2005*	2006*	2006*	2006*

Revenues	$3,453,513	$3,156,617	$3,742,482	$4,031,223
Gross profit	255,751	115,757	219,294	252,748
Income from continuing operations before income taxes	175,365	45,346	159,863	183,542
Income from continuing operations	154,543	40,764	137,079	172,380
Net income	154,751	40,665	137,109	172,866

*	Adjusted to reflect adoption of FASB Staff Position No. AUG AIR-1; See “Change in Accounting Principle — Turnarounds.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

CHS Inc. (CHS, we or us) is a diversified company, which provides grain, foods and energy resources to businesses and consumers on a global basis. As a cooperative, we are owned by farmers, ranchers and their member cooperatives from the Great Lakes to the Pacific Northwest and from the Canadian border to Texas. We also have preferred stockholders that own shares of our 8% Cumulative Redeemable Preferred Stock.

We provide a full range of production agricultural inputs such as refined fuels, propane, farm supplies, animal nutrition and agronomy products, as well as services, which include hedging, financing and insurance services. We own and operate petroleum refineries and pipelines and market and distribute refined fuels and other energy products under the Cenex® brand through a network of member cooperatives and independent retailers. We purchase grains and oilseeds directly and indirectly from agricultural producers primarily in the midwestern and western United States. These grains and oilseeds are either sold to domestic and international customers, or further processed into a variety of grain-based food products.

The consolidated financial statements include the accounts of CHS and all of our wholly-owned and majority-owned subsidiaries and limited liability companies, including National Cooperative Refinery Association (NCRA) and Provista Renewable Fuels Marketing, LLC (Provista) included in our Energy Segment. The effects of all significant intercompany transactions have been eliminated.

We operate three business segments: Energy, Ag Business and Processing. Together, our three business segments create vertical integration to link producers with consumers. Corporate and Other primarily represents our business solutions operations, which consist of commodities hedging, insurance and financial services related to crop production. Our Energy segment produces and provides primarily for the wholesale distribution of petroleum products and transports those products. Our Ag Business segment purchases and resells grains and oilseeds originated by our country operations business, by our member cooperatives and by third parties, and also serves as wholesaler and retailer of crop inputs. Our Processing segment converts grains and oilseeds into value-added products.

Summary data for each of our business segments for the fiscal years ended August 31, 2007, 2006 and 2005 and for the three months ended November 30, 2007 and 2006 is provided in the Selected Consolidated Financial Data section of this prospectus. Except as otherwise specified, references to years indicate our fiscal year ended August 31, 2007 or ended August 31 of the year referenced.

Corporate administrative expenses are allocated to all three business segments, and Corporate and Other, based on either direct usage for services that can be tracked, such as information technology and legal, and other factors or considerations relevant to the costs incurred.

Many of our business activities are highly seasonal and operating results will vary throughout the year. Overall, our income is generally lowest during the second fiscal quarter and highest during the third fiscal quarter. Our business segments are subject to varying seasonal fluctuations. For example, in our Ag Business segment, our retail agronomy, crop nutrients and country operations businesses generally experience higher volumes and income during the spring planting season and in the fall, which corresponds to harvest. Also in our Ag Business segment, our grain marketing operations are subject to fluctuations in volume and earnings based on producer harvests, world grain prices and demand. Our Energy segment generally experiences higher volumes and profitability in certain operating areas, such as refined products, in the summer and early fall when gasoline and diesel fuel usage is highest and is subject to global supply and demand forces. Other energy products, such as propane, may experience higher volumes and profitability during the winter heating and crop drying seasons.

Our revenues can be significantly affected by global market prices for commodities such as petroleum products, natural gas, grains, oilseeds, crop nutrients and flour. Changes in market prices for commodities that we purchase without a corresponding change in the selling prices of those products can affect revenues and operating earnings. Commodity prices are affected by a wide range of factors beyond our control, including the weather, crop damage due to disease or insects, drought, the availability and adequacy of supply, government regulations and policies, world events, and general political and economic conditions.

While our revenues and operating results are derived from businesses and operations which are wholly-owned and majority-owned, a portion of our business operations are conducted through companies in which we hold ownership interests of 50% or less and do not control the operations. We account for these investments primarily using the equity method of accounting, wherein we record our proportionate share of income or loss reported by the entity as equity income from investments, without consolidating the revenues and expenses of the entity in our Consolidated Statements of Operations. These investments principally include our 50% ownership in each of the following companies: Agriliance LLC (Agriliance), TEMCO, LLC (TEMCO) and United Harvest, LLC (United Harvest), and our 37.5% ownership in Multigrain S.A. and Xingu Ag included in our Ag Business segment; our 50% ownership in Ventura Foods, LLC (Ventura Foods), our 24% ownership in Horizon Milling, LLC (Horizon Milling) and Horizon Milling G.P., and our approximately 20% ownership in US BioEnergy Corporation (US BioEnergy) included in our Processing segment; and our 49% ownership in Cofina Financial, LLC (Cofina Financial) included in Corporate and Other.

Agriliance is owned and governed by United Country Brands, LLC (50%) and Land O’Lakes, Inc. (Land O’Lakes) (50%). United Country Brands, LLC is a 100% owned subsidiary of CHS. We account for our share of the Agriliance investment using the equity method of accounting. In June 2007, we announced that two business segments of Agriliance were being repositioned. In September 2007, Agriliance distributed the assets of the crop nutrients business to us, and the assets of the crop protection business to Land O’Lakes. Agriliance continues to exist as a 50-50 joint venture and primarily operates an agronomy retail business. We currently are exploring, with Land O’Lakes, the repositioning options for the remaining portions of the Agriliance retail distribution business. During the three months ended November 30, 2007, we contributed $230.0 million to Agriliance to support their working capital requirements, with Land O’Lakes making equal contributions to Agriliance, primarily for crop nutrient and crop protection product trade payables that were not assumed by us or Land O’Lakes upon the distribution of the crop nutrients and crop protection assets.

Due to our 50% ownership interest in Agriliance and the 50% ownership interest of Land O’Lakes, we were each entitled to receive 50% of the distributions from Agriliance. Given the different preliminary values assigned to the assets of the crop nutrients and the crop protection businesses of Agriliance, at the closing of the distribution transactions Land O’Lakes owed us $133.5 million. Land O’Lakes paid us $32.6 million in cash, and in order to maintain equal capital accounts in Agriliance, they also paid down certain portions of Agriliance’s debt on our behalf in the amount of $100.9 million. Values of the distributed assets were determined after the closing and in October 2007, we made a true-up payment to Land O’Lakes in the amount of $45.7 million, plus interest. The final true-up is expected to occur during our current fiscal year.

The distribution of assets we received from Agriliance for the crop nutrients business had a book value of $248.2 million. We recorded 50% of the value of the net assets received at book value due to our ownership interest in those assets when they were held by Agriliance, and 50% of the value of the net assets at fair value using the purchase method of accounting. Preliminary values assigned to the net assets as of September 1, 2007 totaled $268.7 million.

In May 2005, we sold the majority of our Mexican foods business for proceeds of $38.3 million resulting in a loss on disposition of $6.2 million, with minor activity continuing in 2006. During the year ended August 31, 2006, we sold all of the remaining assets for proceeds of $4.2 million and a gain of $1.6 million. The operating results of the Mexican foods business have been reported as discontinued operations.

Certain reclassifications have been made to prior period’s amounts to conform to current period classifications. These reclassifications had no effect on previously reported net income, equities or total cash flows.

During the first fiscal quarter of 2008, we changed our accounting method for the costs of turnarounds from the accrual method to the deferral method. Turnarounds are the scheduled and required shutdowns of refinery processing units for significant overhaul and refurbishment. Under the deferral accounting method, the costs of turnarounds are deferred when incurred and amortized on a straight-line basis over the period of time estimated to lapse until the next turnaround occurs. The new method of accounting for turnarounds was adopted in order to adhere to Financial Accounting Standards Board (FASB) Staff Position (“FSP”) No. AUG AIR-1 “Accounting for Planned Major Maintenance Activities” which prohibits the accrual method of accounting for planned major maintenance activities. The affect of this change in accounting principle to the consolidated income statement for the three months ended November 30, 2006, was to increase net income by $97 thousand. In addition, equity was increased by $42.5 million and $36.2 million as of August 31, 2007 and November 30, 2006, respectively.

Effective September 1, 2007, we adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48). This interpretation clarifies the criteria for recognizing income tax benefits under FASB Statement 109, “Accounting for Income Taxes”, and requires additional disclosures about uncertain tax positions. FIN 48 requires a taxpayer to determine whether a tax position is more likely than not (greater than 50 percent) to be sustained based solely on the technical merits of the position. If this threshold is met, the tax benefit is measured and recognized at the largest amount that is greater than 50 percent likely of being realized. The total amount of unrecognized tax benefits as of September 1 and November 30, 2007 was $7.5 million. There was no impact to our equity as a result of adoption of FIN 48. Recognition of all or a portion of the unrecognized tax benefits would affect our effective income tax rate in the respective period of change. Any applicable interest and penalties on uncertain tax positions were included as a component of income tax expense prior to the adoption of FIN 48, and we continued this classification subsequent to the adoption. The liability for uncertain income taxes as of September 1, 2007 and November 30, 2007, includes interest and penalties of $0.3 million. We file income tax returns in the U.S. federal jurisdiction, and various U.S. state and foreign jurisdictions. The U.S. income tax returns for periods ended after August 31, 2004, remain subject to examination. With limited exceptions, we are not subject to state and local income tax examinations for years before August 31, 2001. It is not expected that the amount of unrecognized tax benefits will significantly change within the next twelve months.

Recent Events

On November 29, 2007, US BioEnergy and VeraSun Energy Corporation announced that they have entered into a definitive merger agreement subject to shareholder and regulatory approval. If the merger is consummated, we would own approximately eight percent of the combined entity.

On December 12, 2007, we established a ten-year long-term credit agreement through a syndication of cooperative banks in the amount of $150.0 million, with an interest rate of 5.59%. Repayments are due in equal semi-annual installments of $15.0 million each starting in June 2013 through December 2018.

We amended our Note Purchase and Private Shelf Agreement with Prudential Investment Management, Inc. primarily to extend the maturity date of the shelf feature to October 27, 2009. In addition, we borrowed $50.0 million under the arrangement on February 8, 2008. The aggregate long-term notes have an interest rate of 5.78% and are due in equal annual installments of $10.0 million during the years 2014 through 2018.

Results of Operations

Comparison of the three months ended November 30, 2007 and 2006

General.  We recorded income before income taxes of $337.8 million during the three months ended November 30, 2007 compared to $153.6 million during the three months ended November 30, 2006, an increase of $184.2 million (120%). These results reflected increased pretax earnings in each of our Ag Business and Processing segments and in Corporate and Other, and were partially offset by slightly decreased earnings in our Energy segment.

Our Energy segment generated income before income taxes of $108.5 million for the three months ended November 30, 2007 compared to $111.5 million in the three months ended November 30, 2006. This decrease in earnings of $3.0 million (3%) is primarily from a net reduction to margins on refined fuels, which resulted mainly from a planned major maintenance, during which time our production was reduced at our Laurel, Montana refinery and were partially offset by improved margins at our NCRA refinery in McPherson, Kansas, which resulted from continued strong global demand and tight supply in our trade area. Earnings in our lubricants, propane, transportation and renewable fuels marketing businesses also improved during the three months ended November 30, 2007 when compared to the same three-month period of the previous year.

Our Ag Business segment generated income before income taxes of $204.7 million for the three months ended November 30, 2007 compared to $28.1 million in the three months ended November 30, 2006, an increase in earnings of $176.6 million. In our first fiscal quarter of 2007, we sold approximately 25% of our investment in CF, a domestic fertilizer manufacturer in which we held a minority interest, for which we received cash of $10.9 million and recorded a gain of $5.3 million. During the first quarter of fiscal 2008, we sold all of our remaining 1,610,396 shares of CF stock for proceeds of $108.3 million and recorded a pretax gain of $91.7 million. As previously discussed, during the first quarter of fiscal 2008, we acquired the crop nutrients business of Agriliance and recorded $12.8 million in earnings for the three months ended November 30, 2007 for the operations of this business. We previously reflected 50% of these earnings through our equity income from our investment in Agriliance. Strong demand and increased volumes for grain and oilseed products, much of it driven by increased U.S. ethanol production, contributed to improved performances by both our grain marketing and country operations businesses. Our country operations earnings increased $24.3 million, primarily as a result of overall improved product margins, including historically high margins on grain, agronomy, feed and processed sunflower transactions. Continued market expansion into Oklahoma and Kansas also increased country operations volumes. Our grain marketing operations improved earnings by $46.3 million during the three months ended November 30, 2007 compared with the same three-month period in fiscal 2007, primarily from increased grain volumes and included strong earning performances from our joint ventures. Volatility in the grain markets creates opportunities for increased grain margins, and additionally during fiscal 2007 and 2008, increased interest in renewable fuels, and changes in transportation costs shifted marketing patterns and dynamics for our grain marketing business. Improved retail margins generated by Agriliance, an agronomy joint venture in which we hold a 50% interest, net of allocated internal expenses, resulted in a $6.8 million increase in our share of that joint venture’s earnings.

Our Processing segment generated income before income taxes of $20.2 million for the three months ended November 30, 2007 compared to $10.6 million in the three months ended November 30, 2006, an increase in earnings of $9.6 million. Oilseed processing earnings increased $2.7 million during the three months ended November 30, 2007 compared to the same period in the prior year, primarily due to improved margins in our refining operations, partially offset by decreased margins in our crushing operations. Our share of earnings from our wheat milling joint ventures, net of allocated expenses, reported improved net earnings of $6.5 million for the three months ended November 30, 2007 compared to the same period in the prior year. Our share of pretax earnings, net of allocated internal expenses, related to US BioEnergy, an ethanol manufacturing company in which we hold a minority ownership interest, increased $0.3 million for the three months ended November 30, 2007 compared to the same period in the prior year. Our share of earnings from Ventura Foods, our packaged foods joint venture, net of allocated internal expenses, increased $0.1 million during the three months ended November 30, 2007, compared to the same period in the prior year.

Corporate and Other generated income before income taxes of $4.5 million for the three months ended November 30, 2007 compared to $3.4 million in the three months ended November 30, 2006, an increase in earnings of $1.1 million. This improvement is primarily attributable to our business solutions’ financial and hedging services.

Net Income.  Consolidated net income for the three months ended November 30, 2007 was $300.9 million compared to $136.4 million for the three months ended November 30, 2006, which represents a $164.5 million (121%) increase.

Revenues.  Consolidated revenues were $6.5 billion for the three months ended November 30, 2007 compared to $3.8 billion for the three months ended November 30, 2006, which represents a $2.7 billion (74%) increase. In September, 2007 we began consolidating revenues from our crop nutrients business acquisition as previously discussed.

Total revenues include other revenues generated primarily within our Ag Business segment and Corporate and Other. Our Ag Business segment’s country operations elevators and agri-service centers derive other revenues from activities related to production agriculture, which include grain storage, grain cleaning, fertilizer spreading, crop protection spraying and other services of this nature, and our grain marketing operations receives other revenues at our export terminals from activities related to loading vessels. Corporate and Other derives revenues primarily from our hedging and insurance operations.

Our Energy segment revenues, after elimination of intersegment revenues, of $2.4 billion increased by $658.1 million (37%) during the three months ended November 30, 2007 compared to the three months ended November 30, 2006. During the three months ended November 30, 2007 and 2006, our Energy segment recorded revenues from our Ag Business segment of $78.0 million and $67.8 million, respectively. The net increase in revenues of $658.1 million is comprised of a $197.0 million net increase in sales volume and a net increase of $461.1 million related to price appreciation on refined fuels and propane products. Refined fuels revenues increased $482.9 million (38%), of which $414.4 million was related to a net average selling price increase and $68.5 million was attributable to increased volumes, compared to the same period in the previous year. The sales price of refined fuels increased $0.61 per gallon (33%) and volumes increased 4% when comparing the three months ended November 30, 2007 with the same period a year ago. Higher crude oil prices, strong global demand and limited refining capacity contributed to the increase in refined fuels selling prices. Renewable fuels marketing revenues increased $90.3 million (65%) mostly from a 79% increase in volumes when compared with the same three-month period in the previous year. Propane revenues increased by $10.4 million (7%), of which $41.0 million related to an increase in the net average selling price, and were partially offset by $30.6 million related to a decrease in volumes, when compared to the same period in the previous year. Propane sales volume decreased 15% in comparison to the same period of the prior year, while the average selling price increased $0.28 per gallon (26%). Propane prices tend to follow the prices of crude oil and natural gas, both of which increased during the three months ended November 30, 2007 compared to the same period in 2007. Propane prices are also affected by changes in propane demand and domestic inventory levels. The decrease in propane volumes primarily reflects a loss of crop drying season with less moisture in the fall 2007 crop and reduced heating fuel season due to milder temperatures.

Our Ag Business segment revenues, after elimination of intersegment revenues, of $3.8 billion, increased $2.0 billion (112%) during the three months ended November 30, 2007 compared to the three months ended November 30, 2006. Grain revenues in our Ag Business segment totaled $2,882.2 million and $1,504.5 million during the three months ended November 30, 2007 and 2006, respectively. Of the grain revenues increase of $1,377.7 million (92%), $690.5 million is due to increased average grain selling prices and $687.2 million is attributable to increased volumes during the three months ended November 30, 2007 compared to the same period last fiscal year. The average sales price of all grain and oilseed commodities sold reflected an increase of $2.10 per bushel (46%). The 2007 fall harvest produced good yields throughout most of the United States, with the quality of most grains rated as excellent or good. Despite the good harvest, prices for nearly all grain commodity prices increased because of strong demand, particularly for corn which is used as the feedstock for most ethanol plants as well as for livestock feed. The average month-end market price per bushel of soybeans, spring wheat and corn increased approximately $4.06, $4.06 and $0.58, respectively, when compared to the prices of those same grains for the three months ended November 30, 2006. Volumes increased 28% during the three months ended November 30, 2007 compared with the same period of a year ago. Wheat, soybeans and barley reflected the largest volume increases compared to the three months ended November 30, 2006. Beginning in September, 2007 we began recording revenues from our crop nutrients business acquisition of $533.5 million for the three months ended November 30, 2007. Our Ag Business segment non-grain product revenues of $373.0 million increased by $107.3 million (40%) during the three months ended November 30, 2007 compared to the three months ended November 30, 2006, primarily the result of increased revenues of crop nutrient, energy, feed, seed and crop protection products. Other revenues within our Ag Business segment of $42.1 million during the three months ended November 30, 2007 increased $9.2 million (28%) compared to the three months ended November 30, 2006, primarily from grain handling and service revenues.

Our Processing segment revenues, after elimination of intersegment revenues, of $243.2 million increased $88.3 million (57%) during the three months ended November 30, 2007 compared to the three months ended November 30, 2006. Because our wheat milling and packaged foods operations are operated through non-consolidated joint ventures, revenues reported in our Processing segment are entirely from our oilseed processing operations. Higher average sales price of processed oilseed increased revenues by $35.5 million, while processed soybean volumes increased 13%, accounting for an increase in revenues of $13.7 million.

Oilseed refining revenues increased $37.8 million (48%), of which $30.1 million was due to higher average sales price and $7.7 million was due to a 7% net increase in sales volume. The average selling price of processed oilseed increased $75 per ton and the average selling price of refined oilseed products increased $0.12 per pound compared to the same three-month period of fiscal 2007. The changes in the average selling price of products are primarily driven by the higher price of soybeans.

Cost of Goods Sold.  Cost of goods sold of $6.2 billion increased $2.7 billion (76%) during the three months ended November 30, 2007 compared to the three months ended November 30, 2006.

Our Energy segment cost of goods sold, after elimination of intersegment costs, of $2.3 billion increased by $662.0 million (41%) during the three months ended November 30, 2007 compared to the same period of the prior year. The increase in cost of goods sold is primarily due to increased per unit costs for refined fuels and propane products. On a more product-specific basis, the average cost of refined fuels increased $0.65 (37%) per gallon and volumes increased 4% compared to the three months ended November 30, 2006. We process approximately 55,000 barrels of crude oil per day at our Laurel, Montana refinery and 80,000 barrels of crude oil per day at NCRA’s McPherson, Kansas refinery. The average cost increase is primarily related to higher input costs at our two crude oil refineries and higher average prices on the refined products that we purchased for resale compared to the three months ended November 30, 2006. The average per unit cost of crude oil purchased for the two refineries increased 42% compared to the three months ended November 30, 2006. The average cost of propane increased $0.27 (26%) per gallon, while volumes decreased 16% compared to the three months ended November 30, 2006.

Our Ag Business segment cost of goods sold, after elimination of intersegment costs, of $3.7 billion increased $1.9 billion (111%) during the three months ended November 30, 2007 compared to the same period of the prior year. Grain cost of goods sold in our Ag Business segment totaled $2,793.9 million and $1,471.8 million during the three months ended November 30, 2007 and 2006, respectively. The cost of grains and oilseed procured through our Ag Business segment increased $1,322.1 million (90%) compared to the three months ended November 30, 2006. This is the result of an increase of $1.88 (42%) average cost per bushel along with a 28% net increase in bushels sold as compared to the prior year. Wheat, soybeans and barley reflected the largest volume increases compared to the three months ended November 30, 2006. Commodity prices on soybeans, spring wheat and corn have increased compared to the prices that were prevalent during the same three-month period in 2007. Beginning in September, 2007 we began recording cost of goods sold from our crop nutrients business acquisition of $512.0 million for the three months ended November 30, 2007. Our Ag Business segment cost of goods sold, excluding the cost of grains procured through this segment, increased during the three months ended November 30, 2007 compared to the three months ended November 30, 2006, primarily due to higher volumes and price per unit costs for crop nutrient, energy, feed and seed products. The volume increases resulted primarily from acquisitions made and reflected in the reporting periods.

Our Processing segment cost of goods sold, after elimination of intersegment costs of $233.0 million, increased $84.6 million (57%) compared to the three months ended November 30, 2006, which was primarily due to increased costs of soybeans in addition to volume increases in oilseed refining and soybean crushing.

Marketing, General and Administrative.  Marketing, general and administrative expenses of $66.5 million for the three months ended November 30, 2007 increased by $14.4 million (28%) compared to the three months ended November 30, 2006. The net increase of $14.4 million includes $6.7 million for our crop nutrients business reflected in our Ag Business segment. The remaining net change includes increased performance-based incentive plan expense, in addition to other employee benefits and general inflation.

Gain on Investments.  During our first fiscal quarter in 2007, we sold 540,000 shares of our CF Industries Holdings, Inc. (CF) stock, included in our Ag Business segment, for proceeds of $10.9 million, and recorded a pretax gain of $5.3 million, reducing our ownership interest in CF to approximately 2.9%. During the three months ended November 30, 2007, we sold all of our remaining 1,610,396 shares of CF stock for proceeds of $108.3 million and recorded a pretax gain of $91.7 million. Also included in our Energy and Ag Business segments and Corporate and Other were gains on available for sale securities sold of $17 thousand,

$2.9 million and $1.0 million, respectively. These gains were partially offset by losses on investments of $0.6 million in our Processing segment.

Interest, net.  Net interest of $13.5 million for the three months ended November 30, 2007 increased $5.8 million (76%) compared to the same period in fiscal 2007. Interest expense for the three months ended November 30, 2007 and 2006 was $18.4 million and $11.3 million, respectively. Interest income, generated primarily from marketable securities, was $4.9 million and $3.6 million, for the three months ended November 30, 2007 and 2006, respectively. The interest expense increase of $7.1 million (63%) includes an increase in short-term borrowings, primarily created by higher working capital needs, and an increase in the average short-term interest rate, partially offset by an increase in capitalized interest of $2.4 million. For the three months ended November 30, 2007 and 2006, we capitalized interest of $4.3 million and $1.9 million, respectively, primarily related to construction projects in our Energy segment for financing interest on our coker project. The average level of short-term borrowings increased $644.9 million during the three months ended November 30, 2007 compared to the same three-month period in fiscal 2007, and the average short-term interest rate increased 0.07%. Higher commodity prices within our Ag Business segment in addition to increased volumes and working capital needs from our crop nutrients business acquisition increased that segment’s interest, net by $10.0 million. Also, in October, 2007, we entered into a private placement with several insurance companies and banks for additional long-term debt in the amount of $400.0 million with an interest rate of 6.18%. The interest income increase of $1.3 million (34%) was primarily at NCRA within our Energy segment and relates to marketable securities and were partially offset by reduced interest income in Corporate and Other, which relates to a decrease of interest income on our hedging and other services.

Equity Income from Investments.  Equity income from investments of $31.2 million for the three months ended November 30, 2007 increased $26.7 million compared to the three months ended November 30, 2006. We record equity income or loss primarily from the investments in which we have an ownership interest of 50% or less and have significant influence, but not control, for our proportionate share of income or loss reported by the entity, without consolidating the revenues and expenses of the entity in our Consolidated Statements of Operations. The net increase in equity income from investments was attributable to improved earnings from investments in all of our business segments and Corporate and Other. These improvements included $0.1 million for Energy, $17.8 million for Ag Business, $8.3 million for Processing and $0.5 million for Corporate and Other.

Our Ag Business segment generated improved earnings of $17.8 million from equity investments. Our share of equity investment earnings or losses in Agriliance increased earnings by $4.1 million and includes improved margins for their retail operations. In September 2007, Agriliance distributed the assets of the crop nutrients business to us, and the assets of the crop protection business to Land O’Lakes, Inc. Agriliance continues to exist as a 50-50 joint venture and primarily operates an agronomy retail distribution business. During the first fiscal quarter of 2007, we invested $22.2 million for an equity position in a Brazil-based grain handling and merchandising company, Multigrain S.A., an agricultural commodities business headquartered in Sao Paulo, Brazil. We recorded income of $2.5 million during the three months ended November 30, 2007 for that equity investment. Our wheat exporting investment in United Harvest contributed improved earnings of $3.9 million, and our equity income from our investment in TEMCO, a joint venture which exports primarily corn and soybeans, also reflected $5.8 million of improved earnings. Our country operations business reported an aggregate increase in equity investment earnings of $1.5 million from several small equity investments.

Our Processing segment generated improved earnings of $8.3 million from equity investments. During fiscal years 2006, 2007 and through November 30, 2007, we invested $121.9 million in US BioEnergy, an ethanol manufacturing company, and recorded improved equity investment earnings of $1.7 million during the three months ended November 30, 2007 compared to the same period in the previous year, primarily from operating margins as US BioEnergy had additional plants put into production. Ventura Foods, our vegetable oil-based products and packaged foods joint venture, recorded slightly reduced earnings of $0.2 million, and Horizon Milling, our domestic and Canadian wheat milling joint ventures, both recorded improved earnings of $6.9 million, net compared to the same three-month period in fiscal 2007. Ventura Foods’ decrease in earnings were primarily due to higher selling, general and administrative expenses. A shifting demand balance for soybeans for both food and renewable fuels meant addressing supply and price challenges for both CHS and our Ventura Foods joint venture. Horizon Milling’s results are primarily affected by U.S. dietary habits. Although the preference for a low carbohydrate diet appears to have reached the bottom of its cycle, milling capacity, which had been idled over the past few years because of lack of demand for flour products, can easily be put back into production as consumption of flour products increases, which may depress gross margins in the milling industry.

Our Energy segment generated increased equity investment earnings of $0.1 million related to improved margins in an equity investment held by NCRA, and Corporate and Other generated improved earnings of $0.5 million from equity investment earnings, primarily from Cofina Financial, our financial services equity investment, as compared to the three months ended November 30, 2006.

Minority Interests.  Minority interests of $23.0 million for the three months ended November 30, 2007 increased by $4.1 million (22%) compared to the three months ended November 30, 2006. This net increase was a result of more profitable operations within our majority-owned subsidiaries compared to the same three-month period in the prior year. Substantially all minority interests relate to NCRA, an approximately 74.5% owned subsidiary, which we consolidate in our Energy segment.

Income Taxes.  Income tax expense of $36.9 million for the three months ended November 30, 2007 compares with $17.2 million for the three months ended November 30, 2006, resulting in effective tax rates of 10.9% and 11.2%, respectively. The federal and state statutory rate applied to nonpatronage business activity was 38.9% for the three-month periods ended November 30, 2007 and 2006. The income taxes and effective tax rate vary each year based upon profitability and nonpatronage business activity during each of the comparable years.

Comparison of the years ended August 31, 2007 and 2006

General.  We recorded income from continuing operations before income taxes of $797.4 million in fiscal 2007 compared to $564.1 million in fiscal 2006, an increase of $233.3 million (41%). These results reflected increased pretax earnings in our Energy, Ag Business and Processing segments, and Corporate and Other.

Our Energy segment generated income from continuing operations before income taxes of $613.3 million for the year ended August 31, 2007 compared to $432.8 million in fiscal 2006. This increase in earnings of $180.5 million (42%) is primarily attributable to higher margins on refined fuels, which resulted mainly from changes in the refining capacity and global demand, including industry supply shortages. Earnings in our propane business increased significantly, from a $1.5 million loss in fiscal 2006 to income of $9.7 million during 2007. Earnings in our renewable fuels marketing, lubricants and transportation businesses also improved during fiscal 2007 when compared to 2006.

Our Ag Business segment generated income from continuing operations before income taxes of $118.3 million for the year ended August 31, 2007 compared to $91.7 million in fiscal 2006, an increase in earnings of $26.6 million (29%). Strong demand for grain and oilseeds, much of it driven by increased U.S. ethanol production, contributed to improved performances by both our grain marketing and country operations businesses. Our country operations earnings increased $17.0 million, primarily as a result of overall improved product margins, including historically high margins on agronomy, energy, processed sunflower and grain transactions. Continued market expansion into Oklahoma and Kansas also increased country operations volumes. Our grain marketing operations improved earnings by $2.3 million during the year ended August 31, 2007 compared with fiscal 2006, primarily from increased grain volumes. Volatility in the grain markets creates opportunities for increased grain margins, and additionally during 2007, increased interest in renewable fuels, and changes in transportation costs shifted marketing patterns and dynamics for our grain marketing business. Improved earnings generated by Agriliance, an agronomy joint venture in which we hold a 50% interest, resulted in a $2.0 million increase in our share of that joint venture’s earnings, net of an impairment of retail assets, a Canadian agronomy joint venture and allocated internal expenses. These improved earnings were attributable to improved margins for wholesale and retail crop nutrient products sold during the spring planting season, partially offset by our share of an impairment of retail assets of $10.2 million. Additionally, in our first fiscal quarter of 2007, we sold approximately 25% of our investment in CF, a domestic fertilizer manufacturer in which we held a minority interest, for which we received cash of $10.9 million and recorded a gain of $5.3 million. During the first quarter of fiscal 2008, CHS sold all of its remaining 1,610,396 shares of CF stock for proceeds of $108.3 million and recorded a pretax gain of $91.7 million.

Our Processing segment generated income from continuing operations before income taxes of $53.6 million for the year ended August 31, 2007 compared to $28.5 million in fiscal 2006, an increase in earnings of $25.1 million (88%). Oilseed processing earnings increased $2.2 million during the year ended August 31, 2007 as compared to fiscal 2006. This was primarily the result of improved crushing margins, partially offset by reduced oilseed refining margins. Contributing factors include a 7% increase in volume at our two crushing facilities, but primarily includes significant improvement in oilseed crushing margins, when comparing the year ended August 31, 2007 with fiscal 2006. Our share of earnings from Ventura Foods, our packaged foods joint venture, net of allocated internal expenses, increased by $3.0 million during the year ended August 31, 2007 compared to fiscal 2006, primarily from improved product margins. Our share of earnings from our wheat milling joint ventures, net of allocated internal expenses, reported improved earnings of $0.8 million for fiscal 2007 compared to 2006. Our share of earnings from US BioEnergy, an ethanol manufacturing company in which we hold a minority ownership interest, net of allocated internal expenses, increased by $3.8 million during fiscal 2007 compared to 2006. In December 2006, US BioEnergy completed an initial public offering (IPO) and the effect of the issuance of additional shares of its stock was to dilute our ownership interest from approximately 25% to 21%. Due to US BioEnergy’s increase in equity, we recognized a non-cash net gain of $11.4 million on our investment to reflect our proportionate share of the increase in the underlying equity of US BioEnergy. Subsequent to the IPO, our ownership interest decreased to approximately 19%, and our gain was increased by $3.9 million, to bring the net gain to a total of $15.3 million during fiscal 2007.

Corporate and Other generated income from continuing operations before income taxes of $12.2 million for the year ended August 31, 2007 compared to $11.1 million in fiscal 2006, an increase in earnings of $1.1 million (10%). This improvement is primarily attributable to our business solutions’ financial and hedging services.

Net Income.  Consolidated net income for the year ended August 31, 2007 was $756.7 million compared to $505.4 million for the year ended August 31, 2006, which represented a $251.3 million (50%) increase.

Revenues.  Consolidated revenues of $17.2 billion for the year ended August 31, 2007 compared to $14.4 billion for the year ended August 31, 2006, which represented a $2.8 billion (20%) increase.

Total revenues include other revenues generated primarily within our Ag Business segment and Corporate and Other. Our Ag Business segment’s country operations elevators and agri-service centers derive other revenues from activities related to production agriculture, which include grain storage, grain cleaning, fertilizer spreading, crop protection spraying and other services of this nature, and our grain marketing operations receive other revenues at our export terminals from activities related to loading vessels. Corporate and Other derives revenues primarily from our hedging and insurance operations.

Our Energy segment revenues, after elimination of intersegment revenues, of $7.9 billion increased by $704.2 million (10%) during the year ended August 31, 2007 compared to fiscal 2006. During the years ended August 31, 2007 and 2006, our Energy segment recorded revenues from our Ag Business segment of $228.9 million and $242.4 million, respectively. The revenues net increase of $704.2 million is comprised of a net increase of $609.5 million in sales volume and a $94.7 million increase related to a net price appreciation on refined fuels, renewable fuels and propane products. The net change in revenues includes volume increases of $606.0 million from our ethanol marketing venture, which we acquired in April of fiscal 2006. Refined fuels revenues increased $94.5 million (2%), of which $111.2 million was due to increased volumes, partially offset by $16.7 million related to a net average selling price decrease compared to fiscal 2006. Our refined fuels volumes increased 2%, while the sales price of refined fuels decreased, only slightly, or less than $.01 per gallon, when comparing the year ended August 31, 2007 with fiscal 2006. Lower crude oil prices during fiscal 2007 compared to 2006 were primarily attributable to the effects of the hurricanes in the United States during the fall of 2005. Production disruptions due to hurricanes during the fall of 2005 along with strong demand contributed to the increases in refined fuels selling prices during fiscal 2006. Propane revenues decreased by $125.5 million (17%), of which, $165.1 million was related to decreases in volume, partially offset by $39.6 million related to a net average selling price increase when compared to fiscal 2006. Propane sales volume decreased 22% in comparison to fiscal 2006, while the average selling price of propane increased $0.06 per gallon (6%). Propane prices tend to follow the prices of crude oil and natural gas, both of which decreased during the year ended August 31, 2007 compared to 2006, and are also affected by changes in propane demand and domestic inventory levels. The decrease in propane volumes reflects a loss of exclusive propane marketing rights at our former supplier’s proprietary terminals.

Our Ag Business segment revenues, after elimination of intersegment revenues, of $8.6 billion increased $2.0 billion (30%) during the year ended August 31, 2007 compared to fiscal 2006. Grain revenues in our Ag Business segment totaled $7,136.3 million and $5,337.2 million during the years ended August 31, 2007 and 2006, respectively. Of the grain revenues increase of $1,799.1 million (34%), $1,278.1 million is due to increased average grain selling prices and $521.0 million is attributable to increased volumes during the year ended August 31, 2007 compared to fiscal 2006. The average sales price of all grain and oilseed commodities sold reflected an increase of $1.05 per bushel (24%). The 2006 fall harvest produced good yields throughout most of the United States, with the quality of most grains rated as excellent or good. Despite the good harvest, prices for nearly all grain commodities increased because of strong demand, particularly for corn, which is used as the feedstock for most ethanol plants as well as for livestock feed. The average month-end market price per bushel of corn, soybeans and spring wheat increased approximately $1.33, $1.63 and $1.20, respectively, when compared to the prices of those same grains for fiscal 2006. Volumes increased 8% during the year ended August 31, 2007 compared with fiscal 2006. Corn and soybeans had the largest volume increases compared to fiscal 2006, followed by barley and wheat. Our Ag Business segment non-grain product revenues of $1,291.9 million increased by $197.4 million (18%) during the year ended August 31, 2007 compared to fiscal 2006, primarily the result of increased revenues of crop nutrients, energy, seed, crop protection, feed and processed sunflower products. Other revenues within our Ag Business segment of $128.8 million during the year ended August 31, 2007 decreased $5.9 million (4%) compared to fiscal 2006 and is primarily attributable to reduced storage and handling revenues.

Our Processing segment revenues, after elimination of intersegment revenues, of $754.4 million increased $140.3 million (23%) during the year ended August 31, 2007 compared to fiscal 2006. Because our wheat milling, renewable fuels and packaged foods operations are operated through non-consolidated joint ventures, revenues reported in our Processing segment are entirely from our oilseed processing operations. Processed soybean volumes increased 7%, accounting for an increase in revenues of $27.8 million, and a higher average sales price of processed oilseed and other revenues increased total revenues for this segment by $42.4 million. Oilseed refining revenues increased $66.6 million (23%), of which $50.4 million was due to a higher average sales price and $16.1 million was due to a net increase in sales volume. The average selling price of processed oilseed increased $22 per ton and the average selling price of refined oilseed products increased $0.05 per pound compared to 2006. Increased processed soyflour sales of $3.5 million (27%) accounts for the remaining increase in revenues. The changes in the average selling price of products are primarily driven by the higher price of soybeans.

Cost of Goods Sold.  Consolidated cost of goods sold of $16.1 billion for the year ended August 31, 2007 compared to $13.5 billion for the year ended August 31, 2006, which represents a $2.6 billion (19%) increase.

Our Energy segment cost of goods sold, after elimination of intersegment costs, of $7.0 billion increased by $473.2 million (7%) during the year ended August 31, 2007 compared to fiscal 2006. This net change includes increased cost of goods sold of $624.5 million related to changes in volume from our ethanol marketing venture, which we acquired in April of fiscal 2006. The remaining change in cost of goods sold is primarily due to decreased volumes of propane, partially offset by increased net average per gallon costs of propane. The propane volumes decreased 22%, while the average cost of propane increased $0.05 (5%) compared to the year ended August 31, 2006. The average cost of refined fuels decreased by $0.02 (1%) per gallon, while volumes increased 2% compared to the year ended August 31, 2006. We process approximately 55,000 barrels of crude oil per day at our Laurel, Montana refinery and 80,000 barrels of crude oil per day at NCRA’s McPherson, Kansas refinery. The average cost decrease on refined fuels is reflective of lower input costs at our two crude oil refineries compared to the year ended August 31, 2006. The average per unit cost of crude oil purchased for the two refineries decreased 5% compared to the year ended August 31, 2006.

Our Ag Business segment cost of goods sold, after elimination of intersegment costs, of $8.4 billion increased $2.0 billion (31%) during the year ended August 31, 2007 compared to fiscal 2006. Grain cost of goods sold in our Ag Business segment totaled $7,037.3 million and $5,265.3 million during the years ended August 31, 2007 and 2006, respectively. The cost of grains and oilseed procured through our Ag Business segment increased $1,772.0 million (34%) compared to the year ended August 31, 2006. This is the result of an 8% increase in bushels sold along with an increase of $1.04 (24%) average cost per bushel as compared to fiscal 2006. Corn and soybeans had the largest volume increase compared to the year ended August 31, 2006 followed by barley and wheat. Commodity prices on corn, spring wheat and soybeans have increased compared to the prices that were prevalent during the same period in fiscal 2006. Our Ag Business segment cost of goods sold, excluding the cost of grains procured through this segment, increased during the year ended August 31, 2007 compared to fiscal 2006, primarily due to higher volumes and price per unit costs of crop nutrients, energy, seed, crop protection, feed and processed sunflower products. The higher volumes are primarily related to acquisitions.

Our Processing segment cost of goods sold, after elimination of intersegment costs, of $726.1 million increased $137.8 million (23%) compared to the year ended August 31, 2006, which was primarily due to increased costs of soybeans in addition to increased volumes.

Marketing, General and Administrative.  Marketing, general and administrative expenses of $245.4 million for the year ended August 31, 2007 increased by $14.1 million (6%) compared to fiscal 2006. The net increase of $14.1 million is primarily due to an increase of $1.0 million for educational funding and increased performance-based incentive plan expense, in addition to other employee benefits and general inflation, partially offset by a $3.0 million net increase in gains on disposals of fixed assets.

Gain on Investments.  During our first fiscal quarter in 2007, we sold approximately 25% of our investment in CF. We received cash proceeds of $10.9 million and recorded a gain of $5.3 million, which is reflected within the results reported for our Ag Business segment. In December 2006, US BioEnergy completed an initial public offering (IPO) and the effect of the issuance of additional shares of its stock was to dilute our ownership interest from approximately 25% to 21%. Due to US BioEnergy’s increase in equity, we recognized a non-cash net gain of $11.4 million on our investment to reflect our proportionate share of the increase in the underlying equity of US BioEnergy. Subsequent to the IPO, our ownership interest decreased to approximately 19% and our gain was increased by $3.9 million, which brings the net gain to a total of $15.3 million. This net gain is reflected in our Processing segment.

Interest, net.  Net interest of $31.1 million for the year ended August 31, 2007 decreased $10.2 million (25%) compared to fiscal 2006. Interest expense for the years ended August 31, 2007 and 2006 was $51.8 million and $50.6 million, respectively. Interest income, generated primarily from marketable securities, was $20.7 million and $9.3 million, for the years ended August 31, 2007 and 2006, respectively. The interest expense increase of $1.2 million (2%) includes an increase in short-term borrowings, primarily created by higher working capital needs, and an increase in the average short-term interest rate, partially offset by an increase in capitalized interest of $7.1 million. For the years ended August 31, 2007 and 2006, we capitalized interest of $11.7 million and $4.6 million, respectively, primarily related to construction projects in our Energy segment. The increase in capitalized interest primarily relates to financing interest on our coker project mostly during 2007, partially offset by the final stages of the ultra-low sulfur upgrades at our energy refineries during fiscal 2006. The average level of short-term borrowings increased $263.6 million during the year ended August 31, 2007 compared to fiscal 2006, and the average short-term interest rate increased 0.69%. The interest income increase of $11.4 million (124%) was primarily at NCRA within our Energy segment and relates to marketable securities and in Corporate and Other which relates to an increase in interest income on our hedging services.

Equity Income from Investments.  Equity income from investments of $109.7 million for the year ended August 31, 2007 increased $25.5 million (30%) compared to fiscal 2006. We record equity income or loss primarily from the investments in which we have an ownership interest of 50% or less and have significant influence, but not control, for our proportionate share of income or loss reported by the entity, without consolidating the revenues and expenses of the entity in our Consolidated Statements of Operations. The net increase in equity income from investments was attributable to improved earnings from investments in all of our business segments and Corporate and Other. These improvements included $0.6 million for Energy, $10.9 million for Ag Business, $13.0 million for Processing and $1.0 million for Corporate and Other.

Our Ag Business segment generated improved earnings of $10.9 million from equity investments. Our share of equity investment earnings or losses in Agriliance increased earnings by $3.0 million and is primarily attributable to improved margins for wholesale and retail crop nutrient products sold during the spring planting season, partially offset by an impairment related to repositioning of their retail operations. Our investment in a Canadian agronomy joint venture contributed an increase in earnings of $0.4 million. During the first fiscal quarter of 2007, we invested $22.2 million for an equity position in a Brazil-based grain handling and merchandising company, Multigrain S.A., which was owned jointly (50/50) with Multigrain Comercia, an agricultural commodities business headquartered in Sao Paulo, Brazil. We recorded income of $4.8 million during the year ended August 31, 2007 for that equity investment. This income for Multigrain S.A. includes a gain of $2.1 million on a sale of 25% of its investment during the fourth fiscal quarter of 2007. At the same time, Mitsui Corporation invested in this business so that as of August 31, 2007, our ownership interest in Multigrain S.A. was 37.5%. Our wheat exporting investment in United Harvest contributed improved earnings of $0.2 million, and our equity income from our investment in TEMCO, a joint venture which exports primarily corn and soybeans, also reflected $2.7 million of improved earnings. Our country operations business reported an aggregate decrease in equity investment earnings of $0.2 million for several small equity investments.

Our Processing segment generated improved earnings of $13.0 million from equity investments. During fiscal 2006 and 2007, we invested $115.4 million in US BioEnergy, an ethanol manufacturing company, and recorded improved earnings of $9.3 million during the year ended August 31, 2007 compared to fiscal 2006, primarily from operating margins as US BioEnergy had additional plants put into production compared to fiscal 2006. Ventura Foods, our vegetable oil-based products and packaged foods joint venture, recorded improved earnings of $2.3 million, and Horizon Milling, our domestic and Canadian wheat milling joint ventures, recorded improved earnings of $1.1 million compared to fiscal 2006. Ventura Foods’ improved results were primarily due to improved product margins. A shifting demand balance for soybeans for both food and renewable fuels meant addressing supply and price challenges for both CHS and our Ventura Foods joint venture. Horizon Milling’s results are primarily affected by U.S. dietary habits. Although the preference for a low carbohydrate diet appears to have reached the bottom of its cycle, milling capacity, which had been idled over the past few years because of lack of demand for flour products, can easily be put back into production as consumption of flour products increases, which may continue to depress gross margins in the milling industry.

Our Energy segment generated increased equity investment earnings of $0.6 million related to improved margins in an equity investment held by NCRA, and Corporate and Other generated improved earnings of $1.0 million from equity investment earnings, primarily from Cofina Financial, our financial services equity investment, as compared to fiscal 2006.

Minority Interests.  Minority interests of $143.2 million for the year ended August 31, 2007 increased by $52.1 million (57%) compared to fiscal 2006. This net increase was a result of more profitable operations within our majority-owned subsidiaries compared to fiscal 2006. Substantially all minority interests relate to NCRA, an approximately 74.5% owned subsidiary, which we consolidate in our Energy segment.

Income Taxes.  Income tax expense, excluding discontinued operations, of $40.7 million for the year ended August 31, 2007 compares with $59.4 million for fiscal 2006, resulting in effective tax rates of 5.1% and 10.5%, respectively. During the year ended August 31, 2007, we recognized additional tax benefits of $9.6 million upon the receipt of a tax refund from the Internal Revenue Service related to export incentive credits. The federal and state statutory rate applied to nonpatronage business activity was 38.9% for the years ended August 31, 2007 and 2006. The income taxes and effective tax rate vary each year based upon profitability and nonpatronage business activity during each of the comparable years.

Discontinued Operations.  During the year ended August, 31, 2005, we reclassified our Mexican foods operations, previously reported in Corporate and Other, along with gains and losses recognized on sales of assets, and impairments on assets for sale, as discontinued operations that were sold or have met required criteria for such classification. In our Consolidated Statements of Operations, all of our Mexican foods operations have been accounted for as discontinued operations. The amounts recorded for the years ended August 31, 2006 and 2005 were $1.0 million income ($0.6 million in income, net of taxes), primarily the result of the sale of remaining assets, and $27.5 million loss ($16.8 million loss, net of taxes), respectively.

Comparison of the years ended August 31, 2006 and 2005

General.  We recorded income from continuing operations before income taxes of $564.1 million in fiscal 2006 compared to $306.6 million in fiscal 2005, an increase of $257.5 million (84%). These results reflected increased pretax earnings in our Energy and Processing segments, and Corporate and Other, partially offset by slightly decreased earnings in our Ag Business segment.

Our Energy segment generated income from continuing operations before income taxes of $432.8 million for the year ended August 31, 2006 compared to $194.5 million in fiscal 2005. This increase in earnings of $238.3 million (123%) is primarily attributable to higher margins on refined fuels, which resulted mainly from limited refining capacity and increased global demand. With hurricane damages in the fall of 2005, the energy industry faced supply restrictions and distribution disruptions. Pipeline shutdowns later in fiscal 2006 also limited crude oil volumes. Earnings in our propane and transportation operations also improved compared to 2005. These improvements were partially offset by decreased earnings in our lubricants and petroleum equipment businesses.

Our Ag Business segment generated income from continuing operations before income taxes of $91.7 million for the year ended August 31, 2006 compared to $92.1 million in fiscal 2005, a decrease in earnings of $0.4 million (less than 1%). Strong domestic grain movement, much of it driven by increased U.S. ethanol production, contributed to good performances by both our country operations and grain marketing businesses. Our country operations earnings increased $14.3 million, primarily as a result of increased grain volumes and overall improved product margins, including historically high margins on grain and energy transactions. Market expansion into Oklahoma and Kansas also increased country operations’ volumes. Our grain marketing operations improved earnings by $11.0 million in fiscal 2006 compared with 2005, primarily from increased grain volumes and improved margins on those grains. Volatility in the grain markets creates opportunities for increased grain margins, and additionally during fiscal 2006, increased interest in renewable fuels, and higher transportation costs shifted marketing patterns and dynamics for our grain marketing business. These improvements in earnings in our country operations and grain marketing businesses were partially offset by reduced earnings generated through our wholesale and retail agronomy ownership interests, primarily Agriliance, net of allocated internal expenses, which decreased $16.1 million, primarily in reduced crop nutrients and crop protection margins. Weather-interrupted supply patterns and resulting price fluctuations dramatically reduced crop nutrients use and sales during fiscal 2006. High natural gas prices, increasing international demand for nitrogen, and hurricane damage to warehouse facilities and the resulting transportation grid led to price increases early in the year. Coupled with high energy costs and low grain prices, many crop producers elected to scale back nutrients applications for the 2006 growing year. As a result, larger remaining inventories later in the year drove significant devaluation and reduced revenues.

Also affecting the agronomy business of our Ag Business segment, in February 2005, the board of directors of CF Industries, Inc. (CF), a domestic fertilizer manufacturer in which CHS held a minority interest, determined after reviewing indicative values from strategic buyers that a greater value could be derived for the business through an initial public offering of stock in the company. The initial public offering (IPO) was completed in August 2005. Prior to the IPO, CHS held an ownership interest of approximately 20% in CF, with a carrying value of $153.0 million, which consisted primarily of noncash patronage refunds received from CF over the years. Through the IPO, CHS sold approximately 81% of its ownership interest for cash proceeds of $140.4 million. As a result, the Company recognized a pretax gain of $9.6 million pretax gain ($8.8 million net of taxes) during 2005.

Our Processing segment generated income from continuing operations before income taxes of $28.5 million for the year ended August 31, 2006 compared to $13.2 million in fiscal 2005, an increase in earnings of $15.3 million (116%). Oilseed processing earnings increased $13.8 million, which was primarily the result of improved crushing margins, partially offset by slightly decreased oilseed refining margins. Contrasting the two years, the soybean harvest in the geographical area near our two crushing facilities was greatly improved in the fall of 2005 (fiscal 2006) compared with the fall of 2004 (fiscal 2005) harvest. During fiscal 2005, basis levels we paid for soybeans were higher than in most of the other soybean producing areas of the country. The improved 2005 fall harvest (fiscal 2006) normalized soybean prices in our geographical area. These lower soybean prices translated into lower raw material costs and higher volumes of soybeans crushed at our two crushing facilities. Our share of earnings from Horizon Milling, our wheat milling joint venture, increased $1.9 million for the year ended August 31, 2006 compared to fiscal 2005. In addition, we recorded a loss of $2.4 million in fiscal 2005 on the disposition of wheat milling equipment at a closed facility. Our share of earnings from Ventura Foods, our packaged foods joint venture, decreased $2.0 million compared to fiscal 2005. During fiscal 2006, we invested $70.0 million in US BioEnergy, an ethanol manufacturing company, in which we recorded a loss of $0.7 million; including allocated interest and internal expenses we recorded a pretax loss of $3.2 million.

Corporate and Other generated income from continuing operations before income taxes of $11.1 million for the year ended August 31, 2006 compared to $6.8 million in fiscal 2005, an increase in earnings of $4.3 million (64%). The primary increase in earnings resulted from our business solutions operations which reflected improved earnings of $4.2 million, primarily as a result of improved hedging and financial services income and reduced internal expenses.

Net Income.  Consolidated net income for the year ended August 31, 2006 was $505.4 million compared to $255.6 million for the year ended August 31, 2005, which represented a $249.8 million (98%) increase.

Revenues.  Consolidated revenues of $14.4 billion for the year ended August 31, 2006 compared to $11.9 billion for the year ended August 31, 2005, which represented a $2.5 billion (21%) increase.

Total revenues include other revenues generated primarily within our Ag Business segment and Corporate and Other. Our Ag Business segment’s country operations elevator and agri-service centers derives other revenues from activities related to production agriculture, which include grain storage, grain cleaning, fertilizer spreading, crop protection spraying and other services of this nature, and our grain marketing operations receives other revenues at our export terminals from activities related to loading vessels.

Our Energy segment revenues, after elimination of intersegment revenues, of $7.2 billion increased $1,548.3 million (28%) during the year ended August 31, 2006 compared to the year ended August 31, 2005. During the years ended August 31, 2006 and 2005, our Energy segment recorded revenues to our Ag Business segment of $242.4 million and $170.6 million, respectively. The revenues increase of $1,548.3 million was comprised of a net increase of $1,490.1 million related to price appreciation on refined fuels and propane products and $58.2 million related to a net increase in sales volume. Refined fuels revenues increased $1,186.1 million (28%), of which $1,452.4 million was related to a net average selling price increase, partially offset by $266.3 million, which was related to decreased volumes, compared to fiscal 2005. The increased revenues also included $220.6 million from ethanol marketing, which was partially offset by decreased volumes of other refined fuels and propane products. The sales price of refined fuels increased $0.53 per gallon (35%) while volumes decreased 5% when comparing the year ended August 31, 2006 with the fiscal 2005. Higher crude oil prices, strong global demand and limited refining capacity contributed to the increase in refined fuels selling prices. The decrease in refined fuels volumes reflected intentional reduction of lower margin unbranded volumes. Propane revenues increased by $57.8 million (9%), of which $125.8 million was related to a net average selling price increase, partially offset by $68.0 million which was related to decreased volumes compared to the same period in fiscal 2005. Propane prices increased $0.17 per gallon (19%) and sales volume decreased 9% in comparison to the same period of fiscal 2005. Propane prices tend to follow the prices of crude oil and natural gas, both of which increased during the year ended August 31, 2006 compared to the same period in 2005. The decrease in propane volumes reflected a loss of exclusive propane marketing rights at our former supplier’s proprietary terminals.

Our Ag Business segment revenues, after elimination of intersegment revenues, of $6.6 billion increased $905.4 million (16%) during the year ended August 31, 2006 compared to the year ended August 31, 2005. Grain revenues in our Ag Business segment totaled $5,337.2 million and $4,613.6 million during the years ended August 31, 2006 and 2005, respectively. Of the grain revenues increase of $723.6 million (16%), $417.1 million was attributable to increased volumes and $306.5 million was due to increased average selling grain prices during the year ended August 31, 2006 compared to fiscal 2005. The average sales price of all grain and oilseed commodities sold reflected an increase of $0.27 per bushel (7%). Commodity prices in general increased following a strong fall 2005 harvest that produced good yields throughout most of the United States, with the quality of most grains rated as excellent or good. The higher average market price per bushel of spring wheat and corn were approximately $0.74 and $0.15, respectively, partially offset by lower average market price per bushel of soybeans of approximately $0.15, as compared to the prices of those same grains for the year ended August 31, 2005. Volumes increased 8% during the year ended August 31, 2006 compared with the same period of fiscal 2005. Corn, winter wheat and soybeans reflected the largest volume increases compared to the year ended August 31, 2005. While some areas of the U.S. experienced drought conditions there was a large harvest in 2006. Our Ag Business segment non-grain revenues of $1.2 billion increased by $181.8 million (17%) during the year ended August 31, 2006 compared to the year ended August 31, 2005, primarily the result of increased revenues of energy, crop nutrients, feed and crop protection products, in addition to seed and processed sunflower revenues. These increased non-grain revenues included expansion into Oklahoma and Kansas. The average selling price of energy products increased due to overall market conditions while volumes, not including acquisitions, were fairly consistent to the year ended August 31, 2005.

Our Processing segment revenues, after elimination of intersegment revenues, of $614.1 million increased $0.8 million (less than 1%) during the year ended August 31, 2006 compared to the year ended August 31, 2005. Because our wheat milling and packaged foods operations are operated through non-consolidated joint ventures, revenues reported in our Processing segment are entirely from our oilseed processing operations. Processed soybean volumes increased 10%, accounting for an increase in revenues of $22.6 million, and were partially offset by lower average sales price of processed oilseed and other revenues which reduced revenues by $21.8 million. Oilseed refining revenues decreased $14.3 million (5%), of which $9.3 million was due to lower average sales price and $5.0 million was due to a 2% net decrease in sales volume. The average selling price of processed oilseed decreased $7 per ton and the average selling price of refined oilseed products decreased $0.01 per pound compared to the same period of fiscal 2005. These changes in the selling price of products were primarily driven by the average price of soybeans.

Cost of Goods Sold.  Cost of goods sold of $13.5 billion increased $2.1 billion (18%) during the year ended August 31, 2006 compared to the year ended August 31, 2005.

Our Energy segment cost of goods sold, after elimination of intersegment costs, of $6.6 billion increased by $1,256.2 million (24%) during the year ended August 31, 2006 compared to the same period of fiscal 2005, primarily due to increased average costs of refined fuels and propane products. On a more product-specific basis, the average cost of refined fuels increased by $0.49 (33%) per gallon, which included an increased cost of $220.8 million from ethanol marketing, and was partially offset by a 5% decrease in volumes compared to the year ended August 31, 2005. We process approximately 55,000 barrels of crude oil per day at our Laurel, Montana refinery and 80,000 barrels of crude oil per day at NCRA’s McPherson, Kansas refinery. The average cost increase on refined fuels was reflective of higher input costs at our two crude oil refineries and higher average prices on the refined products that we purchased for resale compared to the year ended August 31, 2005. The average per unit cost of crude oil purchased for the two refineries increased 26% compared to the year ended August 31, 2005. The average cost of propane increased $0.16 (19%) per gallon, partially offset by a 9% decrease in volumes compared to the year ended August 31, 2005. The average price of propane increased due to higher procurement costs.

Our Ag Business segment cost of goods sold, after elimination of intersegment costs, of $6.4 billion increased $861.1 million (16%) during the year ended August 31, 2006 compared to the same period of fiscal 2005. Grain cost of goods sold in our Ag Business segment totaled $5,265.3 million and $4,550.2 million during the years ended August 31, 2006 and 2005, respectively. The cost of grains and oilseeds procured through our Ag Business segment increased $715.1 million (16%) compared to the year ended August 31, 2005. This was primarily the result of a 14% increase in bushels along with an increase of $0.07 (2%) average cost per bushel as compared to fiscal 2005. Corn, winter wheat and soybeans reflected the largest volume increases compared to the year ended August 31, 2005. Commodity prices on spring wheat and corn increased, while soybean commodity prices showed an average decrease, compared to the prices that were prevalent during the majority of fiscal 2005. Our Ag Business segment cost of goods sold, excluding the cost of grains procured through this segment, increased during the year ended August 31, 2006 compared to the year ended August 31, 2005, primarily due to energy, crop nutrients, feed and crop protection products, in addition to seed and processed sunflower products. These increased costs for products included expansion into Oklahoma and Kansas. The average cost of energy products increased due to overall market conditions while volumes, not including acquisitions, were fairly consistent to the year ended August 31, 2005.

Our Processing segment cost of goods sold, after elimination of intersegment costs, of $588.4 million decreased $15.3 million (3%) compared to the year ended August 31, 2005, which was primarily due to decreased input costs of soybeans processed at our two crushing plants, partially offset by higher volumes of soybeans processed at those plants.

Marketing, General and Administrative.  Marketing, general and administrative expenses of $231.2 million for the year ended August 31, 2006 increased by $31.9 million (16%) compared to the year ended August 31, 2005. The net increase of $31.9 million was primarily due to increased performance-based incentive plan expense, in addition to other compensation benefits, pension and general inflation.

Gain on Investments.  During the fourth quarter of fiscal 2005, we sold approximately 81% of our investment in CF Industries, Inc. through an initial public offering of our equity in that company. We received cash proceeds of $140.4 million and recorded a gain of $9.6 million, net of an impairment charge of $35.0 million recognized during the first quarter of fiscal 2005. This gain is reflected within the results reported for our Ag Business segment.

During the second quarter of fiscal 2005, we sold stock representing a portion of our investment in a publicly-traded company for cash proceeds of $7.4 million and recorded a gain of $3.4 million.

Interest, net.  Interest, net of $41.3 million for the year ended August 31, 2006 decreased $0.2 million (less than 1%) compared to the year ended August 31, 2005. Interest expense for the years ended August 31, 2006 and 2005 was $50.6 million and $51.5 million, respectively. Interest income, primarily from marketable securities, for the years ended August 31, 2006 and 2005 was $9.3 million and $10.0 million, respectively. The interest expense decrease of $0.9 million (2%) includes a decrease of short-term borrowings primarily related to a net decrease in working capital, partially offset by an increase in the average short-term interest rate and a reduction in capitalized interest. For the fiscal years ended August 31, 2006 and 2005, we capitalized interest of $4.7 million and $6.8 million, respectively, primarily related to capitalized construction projects in our Energy segment. The reduction in capitalized interest relates to the interest on financing the final stages of the ultra-low sulfur upgrades at our energy refineries. The average level of short-term borrowings decreased $143.4 million during fiscal 2006 compared to the year ended August 31, 2005, while the average short-term interest rate increased 1.50%. The interest income decrease of $0.7 million (8%) was primarily in our Energy segment related to a decrease in interest income from short term investments, primarily at NCRA.

Equity Income from Investments.  Equity income from investments of $84.2 million for the year ended August 31, 2006 decreased $11.6 million (12%) compared to the year ended August 31, 2005. We record equity income or loss from the investments in which we have an ownership interest of 50% or less and have significant influence, but not control, for our proportionate share of income or loss reported by the entity, without consolidating the revenues and expenses of the entity in our Consolidated Statements of Operations. The net decrease in equity income from investments was attributable to reduced earnings from investments within our Ag Business and Processing segments of $14.6 million and $0.7 million, respectively and was partially offset by improved earnings within our Energy segment and Corporate and Other of $0.4 million and $3.3 million, respectively.

Our Ag Business segment generated reduced earnings of $14.6 million from equity investments. Our investment in a Canadian joint venture contributed reduced earnings of $1.5 million. Our share of equity investment earnings in Agriliance decreased $12.4 million and primarily relates to reduced crop nutrients and crop protection margins. Weather-interrupted supply patterns and resulting wide price fluctuations dramatically reduced crop nutrients use and sales during fiscal 2006. High natural gas prices, increasing international demand for nitrogen, and hurricane damage to warehouse facilities and the related transportation grid led to price increases early in fiscal 2006. Coupled with high energy costs and low grain prices, many crop producers elected to scale back nutrient applications for the 2006 growing year. As a result, larger remaining inventories later in fiscal 2006 drove significant devaluation and reduced revenues. Our equity income from our investment in TEMCO, a joint venture, which exports primarily corn and soybeans, recorded reduced earnings primarily on logistics of $4.2 million, while our wheat exporting investment in United Harvest contributed improved earnings of $2.4 million. Our country operations reported an aggregate increase in equity investment earnings of $1.1 million for several small equity investments.

Our Processing segment generated reduced earnings of $0.7 million from equity investments. Ventura Foods, our vegetable oil-based products and packaged foods joint venture, recorded reduced earnings of $2.0 million, partially offset by Horizon Milling, our wheat milling joint venture, which recorded improved earnings of $1.9 million compared to fiscal 2005. During 2006, we invested $70.0 million in US BioEnergy Corporation (US BioEnergy), an ethanol manufacturing company, representing an approximate 24% ownership and recorded losses of $0.7 million. A shifting demand balance for soybeans for both food and renewable fuels meant addressing supply and price challenges for both CHS and our joint venture with Ventura Foods. Ventura Foods also completed integration of its dressing and dips acquisition, and exited a large part of its nutritional products business, all of which resulted in increased general expenses. Horizon Milling’s results are primarily affected by U.S. dietary habits. Although the preference for a low carbohydrate diet appears to have reached the bottom of its cycle, milling capacity, which had been idled over the past few years because of lack of demand for flour products, can easily be put back in production as consumption of flour products increases, which will continue to depress gross margins in the milling industry.

Our Energy segment generated improved earnings of $0.4 million related to improved margins in an NCRA equity investment, and Corporate and Other generated improved earnings of $3.3 million from equity investments, primarily from Cofina Financial, our financial services equity investment, as compared to the year ended August 31, 2005.

Minority Interests.  Minority interests of $91.1 million for the year ended August 31, 2006 increased by $41.3 million (83%) compared to the year ended August 31, 2005. This net increase was a result of more profitable operations within our majority-owned subsidiaries compared to fiscal 2005. Substantially all minority interests relate to NCRA, an approximately 74.5% owned subsidiary, which we consolidate in our Energy segment.

Income Taxes.  Income tax expense, excluding discontinued operations, of $59.4 million for the year ended August 31, 2006 compares with $34.2 million for the year ended August 31, 2005, resulting in effective tax rates of 10.5% and 11.1%, respectively. The federal and state statutory rate applied to nonpatronage business activity was 38.9% for the years ended August 31, 2006 and 2005. The income taxes and effective tax rate vary each year based upon profitability and nonpatronage business activity during each of the comparable years.

Discontinued Operations.  During the year ended August, 31, 2005, we reclassified our Mexican foods operations, previously reported in Corporate and Other, along with gains and losses recognized on sales of assets, and impairments on assets for sale, as discontinued operations that were sold or have met required criteria for such classification. In our Consolidated Statements of Operations, all of our Mexican foods operations have been accounted for as discontinued operations. The amounts recorded for the years ended August 31, 2006 and 2005 were $1.0 million income ($0.6 million in income, net of taxes), primarily the result of the sale of remaining assets, and $27.5 million loss ($16.8 million loss, net of taxes), respectively.

Liquidity and Capital Resources

On November 30, 2007, we had working capital, defined as current assets less current liabilities, of $1,265.4 million and a current ratio, defined as current assets divided by current liabilities, of 1.3 to 1.0, compared to working capital of $821.9 million and a current ratio of 1.3 to 1.0 on August 31, 2007. On November 30, 2006, we had working capital of $843.2 million and a current ratio of 1.4 to 1.0 compared to working capital of $848.3 million and a current ratio of 1.5 to 1.0 on August 31, 2006. During the three months ended November 30, 2007, increases in working capital included the impact of the cash received from additional long-term borrowings of $400.0 million and a distribution of crop nutrients net assets received from Agriliance, our agronomy joint venture, as previously discussed.

On November 30, 2007 our committed line of credit consisted of a five-year revolving facility in the amount of $1.3 billion. This credit facility was established with a syndicate of domestic and international banks, and our inventories and receivables financed with it are highly liquid. On November 30, 2007, we had $425.0 million outstanding on this line of credit compared with $280.0 million outstanding on November 30, 2006. In addition, we have two commercial paper programs totaling $125.0 million with banks participating in our five-year revolver. On November 30, 2007, we had $10.9 million of commercial paper outstanding compared with no amount outstanding on November 30, 2006. Due to recent appreciation in commodity prices, as further discussed in “Cash Flows from Operations”, our average borrowings have been much higher in comparison to prior years. In addition to the $400.0 million of long-term borrowing during the three months ended November 30, 2007, we borrowed $150.0 million and $50.0 million of long-term debt in December 2007 and February 2008, respectively. With this recent additional borrowing capacity, we believe that we have adequate liquidity to cover any increase in net operating assets and liabilities in the foreseeable future.

Cash Flows from Operations

Cash flows from operations are generally affected by commodity prices and the seasonality of our businesses. These commodity prices are affected by a wide range of factors beyond our control, including weather, crop conditions, drought, the availability and the adequacy of supply and transportation, government regulations and policies, world events, and general political and economic conditions. These factors are described in the preceding cautionary statements and may affect net operating assets and liabilities, and liquidity.

Our cash flows provided by operating activities were $14.5 million for the three months ended November 30, 2007, compared to cash flows used in operating activities of $33.3 million for the three months ended November 30, 2006. Although cash flows provided by and used in operating activities were generally comparable in total for the two three-month periods, there was volatility in the components of the cash flows, which primarily included greater net income and non-cash gains on investments, and a larger net increase in operating assets and liabilities during the three months ended November 30, 2007 compared to the same period in the prior year. Grain prices have been quite volatile, and because we hedge most of our grain positions with futures contracts on regulated exchanges, volatile prices create margin calls which are reflected in other current assets and are a use of cash. In addition, higher commodity prices affect inventory and receivable balances which consume cash until inventories are sold and receivables are collected.

Our operating activities provided net cash of $14.5 million during the three months ended November 30, 2007. Net income of $300.9 million was partially offset by net non-cash gains and cash distributions from equity investments of $8.3 million and an increase in net operating assets and liabilities of $278.1 million. The primary components of net non-cash gains and cash distributions from equity investments included gains on investments of $94.9 million and income from equity investments, net of redemptions from those investments, of $18.9 million, partially offset by depreciation and amortization, including major repair costs, of $47.2 million, deferred tax expense of $36.9 million and minority interests of $23.0 million. Gains on investments were previously discussed in “Results of Operations”, and primarily includes the gain on the sale of all of our shares of CF common stock. The increase in net operating assets and liabilities was caused primarily by increased commodity prices reflected in increased receivables, inventories and derivative assets and hedging deposits, both included in other current assets, partially offset by an increase in accounts payable and accrued expenses, and customer advance payments on November 30, 2007, when compared to August 31, 2007. On November 30, 2007, the market prices of our three primary grain commodities, spring wheat, soybeans and corn, increased by $2.58 (37%) per bushel, $2.12 (24%) per bushel and $0.61 (19%) per bushel, respectively, when compared to the prices on August 31, 2007. In addition, grain inventories in our Ag Business segment increased by 23.0 million bushels (15%) when comparing inventories at November 30, 2007 and August 31, 2007, as the fall 2007 harvest took place. In general, crude oil prices increased $14.67 (20%) per barrel on November 30, 2007 when compared to August 31, 2007.

Our operating activities used net cash of $33.3 million during the three months ended November 30, 2006. Net income of $136.4 million and net non-cash expenses and cash distributions from equity investments of $81.7 million were exceeded by an increase in net operating assets and liabilities of $251.4 million. The primary components of net non-cash expenses and cash distributions from equity investments included depreciation and amortization, including major repair costs, of $40.4 million, redemptions from equity investments net of income from those investments of $10.7 million, minority interests of $18.9 million and deferred tax expense of $17.2 million, which were partially offset by a pretax gain of $5.3 million from the sale of 540,000 shares of our CF stock, included in our Ag Business segment. The increase in net operating assets and liabilities was caused primarily by an increase of $210.5 million in derivative assets and hedging deposits (included in other current assets) due to increases in grain prices on November 30, 2006 when compared to August 31, 2006. On November 30, 2006, the market prices of our three primary grain commodities (corn, soybeans and spring wheat) had increased by $1.45 (63%) per bushel, $1.43 (26%) per bushel and $0.54 (12%) per bushel, respectively, when compared to August 31, 2006. Grain inventory quantities also increased in our Ag Business segment by 18.4 million bushels (17%) when comparing inventories on November 30, 2006 to August 31, 2006, due to the fall 2006 harvest. In addition, another cause for the increase in net operating assets and liabilities was that our country operations locations had prepayments of product inventory to suppliers in anticipation of the spring planting season, primarily to secure product pricing discounts. Product prepayments increased $81.8 million on November 30, 2006 when compared to August 31, 2006.

Cash flows provided by operating activities were $407.3 million, $497.8 million and $292.0 million for the years ended August 31, 2007, 2006 and 2005, respectively. Volatility in cash flows from operations between fiscal 2007 and 2006 is primarily the result of an increase in operating assets and liabilities partially offset by greater net income during fiscal 2007. Grain prices during fiscal 2007 were quite volatile. Because we hedge most of our grain positions with futures contracts on regulated exchanges, volatile prices create margin calls, reflected in other current assets, which are a use of cash. In addition, higher commodity prices affect inventory and receivable balances which consume cash until inventories are sold and receivables are collected. Volatility in cash flows from operations between fiscal 2006 and 2005 is primarily the result of greater net income during fiscal 2006.

Our operating activities provided net cash of $407.3 million during the year ended August 31, 2007. Net income of $756.7 million and net non-cash expenses and cash distributions from equity investments of $288.4 million were partially offset by an increase in net operating assets and liabilities of $637.8 million. The primary components of net non-cash expenses and cash distributions from equity investments included minority interests of $143.2 million, depreciation and amortization, including major repair costs, of $163.8 million and deferred taxes of $50.9 million, which were partially offset by income from equity investments, net of distributions, of $43.0 million and a pretax gain on investments of $20.6 million. The increase in net operating assets and liabilities was caused primarily by increased commodity prices reflected in increased inventories, receivables, and derivative assets and hedging deposits, both included in other current assets, partially offset by an increase in accounts payable and accrued expenses on August 31, 2007 when compared to August 31, 2006. On August 31, 2007, the market prices of our three primary grain commodities, soybeans, spring wheat and corn, increased by $3.26 (60%) per bushel, $2.37 (52%) per bushel and $0.92 (40%) per bushel, respectively, when compared to the prices on August 31, 2006. In addition, grain inventories in our Ag Business segment increased by 39.6 million bushels (36%) when comparing inventories at August 31, 2007 and 2006. In general, crude oil prices increased $3.78 (5%) per barrel on August 31, 2007 when compared to August 31, 2006.

Our operating activities provided net cash of $497.8 million during the year ended August 31, 2006. Net income of $505.4 million and net non-cash expenses and cash distributions from equity investments of $285.2 million were partially offset by an increase in net operating assets and liabilities of $292.8 million. The primary components of net non-cash expenses and cash distributions from equity investments included depreciation and amortization, including major repair costs, of $141.5 million, minority interests of $91.1 million and deferred taxes of $88.3 million, which were partially offset by income from equity investments, net of distributions, of $25.9 million. The increase in net operating assets and liabilities was caused primarily by an increase in inventories and a decrease in payables on August 31, 2006 when compared to August 31, 2005. The increase in inventories was primarily due to an increase in grain prices and grain inventory quantities in our Ag Business segment. On August 31, 2006, the market prices of two of our primary grain commodities, spring wheat and corn, increased by $1.04 (29%) per bushel and $0.31 (15%) per bushel, respectively, and soybeans, another high volume commodity, saw a decline in price of $0.45 (8%) per bushel when compared to August 31, 2005. Grain inventories in our Ag Business segment increased by 16.3 million bushels (18%) when comparing inventories at August 31, 2006 and 2005. In addition, energy inventories at NCRA increased by 763 thousand barrels (26%) on August 31, 2006 when compared to August 31, 2005, and were also valued using prices that were 46% higher than the previous year. The decrease in accounts payable is related to NCRA, and is primarily due to a decrease in payables for crude oil purchased. The decrease in crude oil payables was related to the planned major maintenance turnaround, during which time the refinery was shut down and inventory was not used for production. The turnaround was completed by the end of August 2006.

Our operating activities provided net cash of $292.0 million during the year ended August 31, 2005. Net income of $255.6 million and net non-cash expenses and cash distributions from equity investments of $153.3 million were partially offset by an increase in net operating assets and liabilities of $116.9 million. The primary components of net non-cash expenses and cash distributions from equity investments included depreciation and amortization, including major repair costs, of $120.5 million, minority interests of $49.8 million and deferred tax expense of $30.1 million, which were partially offset by income from equity investments, net of distributions, of $30.9 million, and a pretax gain on the sale of investments of $13.0 million. The increase in net operating assets and liabilities was caused primarily by an increase in crude oil prices of $26.82 per barrel (64%) on August 31, 2005 when compared to August 31, 2004, and an increase in grain and oilseed inventories in our Ag Business segment of 36.1 million bushels (64%) when comparing those same fiscal year-end dates.

Crude oil prices are expected to be volatile in the foreseeable future, but related inventories and receivables are turned in a relatively short period, thus somewhat mitigating the effects on operating assets and liabilities. Grain prices are influenced significantly by global projections of grain stocks available until the next harvest. Demand for corn by the ethanol industry created an incentive to divert acres from soybeans and wheat to corn this past planting year. The affect has been to stabilize corn prices at a relatively high level, with soybeans and wheat also showing price appreciation. Grain prices were volatile during fiscal 2007 and have continued to be volatile during the first quarter and into the beginning of the second quarter of fiscal 2008. We anticipate that high demand for all grains and oilseeds will likely continue to create high prices and price volatility for those commodities.

We expect our net operating assets and liabilities to increase through our second quarter of fiscal 2008 when compared to the levels on November 30, 2007. We expect to increase crop nutrient and crop protection product inventories and prepayments to suppliers of these products in our crop nutrients and country operations businesses during our second quarter of fiscal 2008. At the same time, we expect this increase in net operating assets and liabilities to be partially offset by the collection of prepayments from our own customers for these products. Prepayments are frequently used for agronomy products to assure supply and at times to guarantee prices. In addition, during our second fiscal quarter of 2008 we will make payments on deferred payment contracts for those producers that sold grain to us during prior quarters and requested payment after the end of the calendar year. We believe that we have adequate capacity through our committed credit facilities to meet any likely increase in net operating assets and liabilities.

Cash Flows from Investing Activities

For the three months ended November 30, 2007 and 2006, the net cash flows used in our investing activities totaled $317.0 million and $180.8 million, respectively.

Excluding investments in Agriliance, further discussed below, the acquisition of property, plant and equipment comprised the primary use of cash totaling $108.7 million and $80.2 million for the three months ended November 30, 2007 and 2006, respectively. For the year ending August 31, 2008, we expect to spend approximately $355.0 million for the acquisition of property, plant and equipment. Included in our projected capital spending through fiscal 2008 is completion of the installation of a coker unit at our Laurel, Montana refinery, along with other refinery improvements, which will allow us to extract a greater volume of high value gasoline and diesel fuel from a barrel of crude oil and less relatively lower value asphalt, that is expected to increase yields by about 14 percent. The total cost for this project is expected to be approximately $380.0 million, with completion planned for February 2008. Total expenditures for this project as of November 30, 2007, were $346.3 million, of which $62.0 million and $47.1 million were incurred during the three months ended November 30, 2007 and 2006, respectively.

During the first fiscal quarter of 2008, we retrospectively changed our accounting method for the costs of turnarounds from the accrual method to the deferral method, as previously discussed. Turnarounds are the scheduled and required shutdowns of refinery processing units for significant overhaul and refurbishment. Expenditures for these major repairs during the three months ended November 30, 2007 and 2006 were $21.7 million and $1.3 million, respectively.

In October 2003, we and NCRA reached agreements with the EPA and the State of Montana’s Department of Environmental Quality and the State of Kansas Department of Health and Environment regarding the terms of settlements with respect to reducing air emissions at our Laurel, Montana and NCRA’s McPherson, Kansas refineries. These settlements are part of a series of similar settlements that the EPA has negotiated with major refiners under the EPA’s Petroleum Refinery Initiative. The settlements take the form of consent decrees filed with the U.S. District Court for the District of Montana (Billings Division) and the U.S. District Court for the District of Kansas. Each consent decree details potential capital improvements, supplemental environmental projects and operational changes that we and NCRA have agreed to implement at the relevant refinery over several years. The consent decrees also required us and NCRA to pay approximately $0.5 million in aggregate civil cash penalties. As of November 30, 2007, the aggregate capital expenditures for us and NCRA related to these settlements was approximately $22 million, and we anticipate spending an additional $9 million over the next four years. We do not believe that the settlements will have a material adverse effect on us or NCRA.

Investments made during the three months ended November 30, 2007 and 2006, totaled $267.3 million and $77.4 million, respectively. As previously discussed, in September 2007, Agriliance distributed primarily its wholesale crop nutrients and crop protection assets to us and Land O’Lakes, respectively, and continues to operate primarily its retail distribution business until further repositioning of that business occurs. During the three months ended November 30, 2007, we made a $13.0 million net cash payment to Land O’Lakes in order to maintain equal capital accounts in Agriliance, as previously discussed. During the same period, we contributed $230.0 million to Agriliance to support their working capital requirements, with Land O’Lakes making equal contributions to Agriliance, primarily for crop nutrient and crop protection product trade payables that were not assumed by us or Land O’Lakes upon the distribution of the crop nutrients and crop protection assets. Also during the three months ended November 30, 2007, we invested $30.3 million in a joint venture (37.5% ownership) included in our Ag Business segment, that acquired production farmland and related operations in Brazil, intended to strengthen our ability to serve customers around the world. These operations include production of soybeans, corn, cotton and sugarcane, as well as cotton processing at four locations. Another investment was the purchase of $6.5 million of additional shares of common stock in US BioEnergy, included in our Processing segment, during the three months ended November 30, 2007, compared to $35.0 million during the three months ended November 30, 2006. As of November 30, 2007, our ownership in US BioEnergy was approximately 20%, and based upon the market value of $9.07 per share on that date, our investment had a market value of approximately $144.5 million. On November 29, 2007, US BioEnergy and VeraSun Corporation announced that they entered into a definitive merger agreement subject to shareholder and regulatory approval. If the merger is consummated, we would own approximately eight percent of the combined entity. An additional investment during the three months ended November 30, 2006, included $22.2 million for an equity position in a Brazil-based grain handling and merchandising company, Multigrain S.A., an agricultural commodities business headquartered in Sao Paulo, Brazil, in which we have a current ownership interest of 37.5% and is included in our Ag Business segment. This venture, which includes grain storage and export facilities, builds on our South American soybean origination, and helps meet customer needs year-round. We also invested $15.6 million in Horizon Milling G.P. (24% CHS ownership) during the three months ended November 30, 2006, a joint venture included in our Processing segment, that acquired the Canadian grain-based foodservice and industrial businesses of Smucker Foods of Canada, which includes three flour milling operations and two dry baking mixing facilities in Canada.

During the three months ended November 30, 2007 and 2006, changes in notes receivable resulted in a decrease in cash flows of $18.9 million and $32.5 million, respectively. The notes were primarily from related party notes receivable at NCRA from its minority owners, Growmark, Inc. and MFA Oil Company. During the three months ended November 30, 2006, $8.0 million of the decrease in cash flows resulted from a note receivable related to our investment in Multigrain S.A.

Acquisitions of intangibles were $4.7 million and $0.5 million for the three months ended November 30, 2007 and 2006, respectively.

Partially offsetting our cash outlays for investing activities for the three months ended November 30, 2007 and 2006, were proceeds from the sale of investments of $114.2 million and $10.9 million, respectively, which were previously discussed in “Results of Operations”, and primarily include proceeds from the sale of all of our shares of CF common stock. Also partially offsetting cash usages for the three months ended November 30, 2007 and 2006, were proceeds from the disposition of property, plant and equipment of $2.7 million and $1.4 million, respectively, and investments redeemed totaling $0.1 million and $1.4 million, respectively.

For the years ended August 31, 2007, 2006 and 2005, the net cash flows used in our investing activities totaled $530.0 million, $308.2 million and $107.4 million, respectively.

The acquisition of property, plant and equipment comprised the primary use of cash totaling $373.3 million, $235.0 million and $257.5 million for the years ended August 31, 2007, 2006 and 2005, respectively. Capital expenditures primarily related to the U.S. Environmental Protection Agency (EPA) low sulfur fuel regulations required by 2006 are complete at our Laurel, Montana refinery and NCRA’s McPherson, Kansas refinery. We incurred capital expenditures from fiscal 2003 through 2006 related to these projects of $88.1 million for our Laurel, Montana refinery and $328.7 million for NCRA’s McPherson, Kansas refinery. Expenditures for the projects at the two refineries in total during the years ended August 31, 2006 and 2005 were $71.5 million and $165.1 million, respectively.

Expenditures for major repairs related to our refinery turnarounds were $34.7 million, $42.9 million and $15.5 million during the years ended August 31, 2007, 2006 and 2005, respectively.

Investments made during the years ended August 31, 2007, 2006 and 2005 totaled $95.8 million, $73.0 million and $25.9 million, respectively. During the year ended August 31, 2007, we invested $22.2 million for an equity position in a Brazil-based grain handling and merchandising company, Multigrain S.A., an agricultural commodities business headquartered in Sao Paulo, Brazil, and currently have a 37.5% ownership interest which is included in our Ag Business segment. This venture, which includes grain storage and export facilities, builds on our South American soybean origination, and helps meet customer needs year-round. We plan to continue to expand our presence in South America by exploring processing opportunities in other commodity areas. Our grain marketing operations have also added to our global presence by opening offices in Geneva and Hong Kong, and continue to explore other opportunities to establish a presence in emerging grain origination and export markets. We have also invested $15.6 million in Horizon Milling G.P. (24% CHS ownership) during the year ended August 31, 2007, a joint venture included in our Processing segment, that acquired the Canadian grain-based foodservice and industrial businesses of Smucker Foods of

Canada, which includes three flour milling operations and two dry baking mixing facilities in Canada. During the year ended August 31, 2007, we made additional investments of $45.4 million in US BioEnergy, bringing our total cash investment for common stock in that company to $115.4 million. Prior investments in US BioEnergy include $70.0 million of stock purchased during the year ended August 31, 2006. In December 2006, US BioEnergy completed an initial public offering (IPO), and the effect of the issuance of additional shares of its stock was to dilute our ownership interest from approximately 25% to 21%. In addition, on August 29, 2007, US BioEnergy completed an acquisition with total aggregate net consideration comprised of the issuance of US BioEnergy common stock and cash. Due to US BioEnergy’s increase in equity, primarily from these two transactions, we recognized a non-cash net gain of $15.3 million on our investment during the year ended August 31, 2007, to reflect our proportionate share of the increase in the underlying equity of US BioEnergy. This gain is reflected in our Processing segment. On August 31, 2007, our ownership interest in US BioEnergy was approximately 19%, and based upon the market price of $10.41 per share on that date, our investment had a fair value of approximately $159.3 million. During the first quarter of fiscal 2008, we purchased additional shares of US BioEnergy common stock for $6.5 million, which increased our ownership interest to approximately 20%. We are recognizing earnings of US BioEnergy to the extent of our ownership interest using the equity method of accounting. During the year ended August 31, 2005, we contributed $19.6 million in cash (plus an additional $18.5 million in net assets, primarily loans) to Cofina Financial for a 49% equity interest. Cofina Financial was formed by us and Cenex Finance Association to provide financing for agricultural cooperatives and businesses, and to producers of agricultural products

During the years ended August 31, 2007, 2006 and 2005, changes in notes receivable resulted in a decrease in cash flows of $29.3 million, an increase in cash flows of $21.0 million and a decrease in cash flows of $23.8 million, respectively. The notes were primarily from related party notes receivable at NCRA from its minority owners, Growmark, Inc. and MFA Oil Company.

Various cash acquisitions of intangibles totaled $15.6 million during the year ended August 31, 2007. The largest intangible acquired was $6.5 million, which was included in the $15.1 million total acquisition price of a distillers dried grain business included in our Ag Business segment. The balance of this business acquisition included $8.6 million of net working capital. During the years ended August 31, 2006 and 2005, acquisitions of intangibles totaled $2.9 million and $0.4 million, respectively.

Partially offsetting our cash outlays for investing activities were proceeds from the disposition of property, plant and equipment of $13.5 million, $13.9 million and $21.1 million for the years ended August 31, 2007, 2006 and 2005, respectively. During the year ended August 31, 2005, we sold the majority of our Mexican foods business for proceeds of $38.3 million. The proceeds from the sale of our Mexican foods business includes $13.8 million received for equipment that was used to buy out operating leases during the same period. Also partially offsetting cash usages were investments redeemed totaling $4.9 million, $7.3 million and $13.5 million for the years ended August 31, 2007, 2006 and 2005, respectively. During the year ended August 31, 2007, we sold 540,000 shares of our CF stock, included in our Ag Business segment, for proceeds of $10.9 million, and recorded a pretax gain of $5.3 million, reducing our ownership interest in CF to approximately 2.9%. During the first quarter of fiscal 2008, we sold all of our remaining 1,610,396 shares of CF stock for proceeds of $108.3 million and recorded a pretax gain of $91.7 million. During the year ended August 31, 2005, we received proceeds of $140.4 million from the sale of our CF Industries, Inc. investment and recorded a pretax gain of $9.6 million.

Cash Flows from Financing Activities

We finance our working capital needs through short-term lines of credit with a syndication of domestic and international banks. In May 2006, we renewed and expanded our committed lines of revolving credit to include a five-year revolver in the amount of $1.1 billion, with the ability to expand the facility an additional $200.0 million. In October 2007, we exercised our ability to expand the facility and obtained additional commitments in the amount of $200.0 million from certain lenders under the agreement. The additional commitments increased the total borrowing capacity to $1.3 billion on the facility. On November 30, 2007, interest rates for amounts outstanding on this credit facility ranged from 4.90% to 5.24%. In addition to this line of credit, we have a revolving credit facility dedicated to NCRA, with a syndication of banks in the amount of $15.0 million committed. In November 2007, the line of credit dedicated to NCRA was renewed for an additional year. We also have a committed revolving line of credit dedicated to Provista Renewable Fuels Marketing, LLC (Provista), which expires in November 2009, in the amount of $25.0 million. On November 30, 2007, August 31, 2007 and November 30 2006, we had total short-term indebtedness outstanding on these various facilities and other miscellaneous short-term notes payable totaling $443.4 million, $620.7 million and $291.4 million, respectively.

During the three months ended November 30, 2006, we instituted two commercial paper programs, totaling up to $125.0 million, with two banks participating in our five-year revolving credit facility. Terms of our five-year revolving credit facility allow a maximum usage of commercial paper of $100.0 million at any point in time. The commercial paper programs do not increase our committed borrowing capacity in that we are required to have at least an equal amount of undrawn capacity available on our five-year revolving facility as to the amount of commercial paper issued. We had no commercial paper outstanding on November 30, 2006. On August 31, 2007, we had $51.9 million of commercial paper outstanding. On November 30, 2007, we had $10.9 million of commercial paper outstanding, all with maturities of three months or less from their date of issuance with interest rates ranging from 5.00% to 6.60%.

We typically finance our long-term capital needs, primarily for the acquisition of property, plant and equipment, with long-term agreements with various insurance companies and banks. In June 1998, we established a long-term credit agreement through the cooperative banks. This facility committed $200.0 million of long-term borrowing capacity to us, with repayments through fiscal 2009. The amount outstanding on this credit facility was $68.9 million, $75.4 and $92.7 million on November 30, 2007, August 31, 2007 and November 30, 2006, respectively. Interest rates on November 30, 2007 ranged from 6.47% to 7.13%. Repayments of $6.6 million and $5.7 million were made on this facility during the three months ended November 30, 2007 and 2006, respectively.

Also in June 1998, we completed a private placement offering with several insurance companies for long-term debt in the amount of $225.0 million with an interest rate of 6.81%. Repayments are due in equal annual installments of $37.5 million each in the years 2008 through 2013.

In January 2001, we entered into a note purchase and private shelf agreement with Prudential Insurance Company. The long-term note in the amount of $25.0 million has an interest rate of 7.9% and is due in equal annual installments of approximately $3.6 million, in the years 2005 through 2011. A subsequent note for $55.0 million was issued in March 2001, related to the private shelf facility. The $55.0 million note has an interest rate 7.43% and is due in equal annual installments of approximately $7.9 million, in the years 2005 through 2011. During the three months ended November 30, 2007 and 2006, no repayments were due on these notes.

In October 2002, we completed a private placement with several insurance companies for long-term debt in the amount of $175.0 million, which was layered into two series. The first series of $115.0 million has an interest rate of 4.96% and is due in equal semi-annual installments of approximately $8.8 million during the years 2007 through 2013. The second series of $60.0 million has an interest rate of 5.60% and is due in equal semi-annual installments of approximately $4.6 million during years 2012 through 2018. Repayments of $8.8 million were made on the first series notes during each of the three months ended November 30, 2007 and 2006.

In March 2004, we entered into a note purchase and private shelf agreement with Prudential Capital Group, and in April 2004, we borrowed $30.0 million under this arrangement. One long-term note in the amount of $15.0 million has an interest rate of 4.08% and is due in full at the end of the six-year term in 2010. Another long-term note in the amount of $15.0 million has an interest rate of 4.39% and is due in full at the end of the seven-year term in 2011. In April 2007, we amended our Note Purchase and Private Shelf Agreement with Prudential Investment Management, Inc. and several other participating insurance companies to expand the uncommitted facility from $70.0 million to $150.0 million. We borrowed $50.0 million under the shelf arrangement in February 2008, for which the aggregate long-term notes have an interest rate of 5.78% and are due in equal annual installments of $10.0 million during the years 2014 through 2018.

In September 2004, we entered into a private placement with several insurance companies for long-term debt in the amount of $125.0 million with an interest rate of 5.25%. The debt is due in equal annual installments of $25.0 million during years 2011 through 2015.

In October 2007, we entered into a private placement with several insurance companies and banks for long-term debt in the amount of $400.0 million with an interest rate of 6.18%. The debt is due in equal annual installments of $80.0 million during years 2013 through 2017.

Through NCRA, we had revolving term loans outstanding of $2.3 million, $3.0 million and $5.3 million on November 30, 2007, August 31, 2007 and November 30, 2006, respectively. Interest rates on November 30, 2007 ranged from 6.48% to 6.99%. Repayments of $0.8 million were made during each of the three months ended November 30, 2007 and 2006.

On November 30, 2007, we had total long-term debt outstanding of $1,071.5 million, of which $71.1 million was bank financing, $974.2 million was private placement debt and $26.2 million was industrial development revenue bonds and other notes and contracts payable. The aggregate amount of long-term debt payable presented in the Management’s Discussion and Analysis in our Annual Report on Form 10-K for the year ended August 31, 2007 has not changed materially during the three months ended November 30, 2007, other than for the $400.0 million of private placement debt discussed previously, of which repayments will start in 2013. On August 31, 2007 and November 30, 2006, we had long-term debt outstanding of $688.3 million and $727.2 million, respectively. Our long-term debt is unsecured except for other notes and contracts in the amount of $8.1 million; however, restrictive covenants under various agreements have requirements for maintenance of minimum working capital levels and other financial ratios. In addition, NCRA term loans of $2.3 million are collateralized by NCRA’s investment in CoBank, ACB. We were in compliance with all debt covenants and restrictions as of November 30, 2007. The aggregate amount of long-term debt payable as of August 31, 2007 was as follows (dollars in thousands):

2008	$98,977
2009	117,910
2010	82,634
2011	111,665
2012	94,517
Thereafter	182,618

$688,321

In December 2006, NCRA entered into an agreement with the City of McPherson, Kansas related to certain of its ultra-low sulfur fuel assets, with a cost of approximately $325.0 million. The City of McPherson issued $325.0 million of Industrial Revenue Bonds (IRBs) which were transferred to NCRA as consideration in a financing agreement between the City of McPherson and NCRA related to the ultra-low sulfur fuel assets. The term of the financing obligation is ten years, at which time NCRA has the option of extending the financing obligation or purchasing the assets for a nominal amount. NCRA has the right at anytime to offset the financing obligation to the City of McPherson against the IRBs. No cash was exchanged in the transaction and none is anticipated to be exchanged in the future. Due to the structure of the agreement, the financing obligation and the IRBs are shown net in our consolidated financial statements. In March 2007, notification was sent to the bond trustees to pay the IRBs down by $324.0 million, at which time the financing obligation to the City of McPherson was offset against the IRBs. The balance of $1.0 million will remain outstanding until final maturity in ten years.

During the three months ended November 30, 2007 we borrowed on a long-term basis, $400.0 million, and did not have any new borrowings during the three months ended November 30, 2006. During the three months ended November 30, 2007 and 2006, we repaid long-term debt of $18.7 million and $17.6 million, respectively.

During the years ended August 31, 2007 and 2005, we borrowed on a long-term basis, $4.1 million and $125.0 million, respectively. There were no long-term borrowings during the year ended August 31, 2006.

During the years ended August 31, 2007, 2006 and 2005, we repaid long-term debt of $60.9 million, $36.7 million and $36.0 million, respectively.

Subsequent to our fiscal quarter ended November 30, 2007, we established a ten-year long-term credit agreement through a syndication of cooperative banks in the amount of $150.0 million, with an interest rate of 5.59%. Repayments are due in equal semi-annual installments of $15.0 million each starting in June 2013 through December 2018.

Distributions to minority owners for the three months ended November 30, 2007 and 2006, were $38.4 million and $8.3 million, respectively, and were primarily related to NCRA.

Distributions to minority owners for the years ended August 31, 2007, 2006 and 2005 were $76.8 million, $80.5 million and $29.9 million, respectively, and were primarily related to NCRA. NCRA’s cash distributions to members were lower as a percent of earnings in 2005 and 2004 when compared to other years, due to the funding requirements for environmental capital expenditures previously discussed.

During the three months ended November 30, 2007 and 2006, changes in checks and drafts outstanding resulted in an increase in cash flows of $26.9 million $20.5 million, respectively.

During the years ended August 31, 2007, 2006 and 2005, changes in checks and drafts outstanding resulted in an increase in cash flows of $85.4 million, a decrease in cash flows of $10.5 million and an increase in cash flows of $2.8 million, respectively.

In accordance with the bylaws and by action of the Board of Directors, annual net earnings from patronage sources are distributed to consenting patrons following the close of each fiscal year. Patronage refunds are calculated based on amounts using financial statement earnings. The cash portion of the patronage distribution is determined annually by the Board of Directors, with the balance issued in the form of capital equity certificates. The patronage earnings from the fiscal year ended August 31, 2007, are expected to be distributed primarily during the second fiscal quarter of the year ended August 31, 2008. The cash portion of this distribution deemed by the Board of Directors to be 35% is expected to be approximately $192.5 million, and is classified as a current liability on the November 30, 2007 and August 31, 2007 Consolidated Balance Sheets in dividends and equities payable.

During the years ended August 31, 2007, 2006 and 2005, we distributed cash patronage of $133.1 million, $62.5 million and $51.6 million, respectively.

Redemptions of capital equity certificates approved by the Board of Directors are divided into two pools, one for non-individuals (primarily member cooperatives) who may participate in an annual pro-rata program for equities held by them, and another for individuals who are eligible for equity redemptions at age 70 or upon death. The amount that each non-individual receives under the pro-rata program in any year is determined by multiplying the dollars available for pro-rata redemptions, if any that year, as determined by the Board of Directors, by a fraction, the numerator of which is the amount of patronage certificates eligible for redemption held by them, and the denominator of which is the sum of the patronage certificates eligible for redemption held by all eligible holders of patronage certificates that are not individuals. In addition to the annual pro-rata program, the Board of Directors approved additional equity redemptions targeting older capital equity certificates which were paid in fiscal 2007 and that are authorized to be paid in fiscal 2008. In accordance with authorization from the Board of Directors, we expect total redemptions related to the year ended August 31, 2007, that will be distributed in fiscal 2008, to be approximately $179.4 million, of which $3.8 million was redeemed in cash during the three months ended November 30, 2007 compared to $47.1 million during the three months ended November 30, 2006. Included in our redemptions during the second quarter of fiscal 2008, we intend to redeem $46.4 million by issuing shares of our 8% Cumulative Redeemable Preferred Stock pursuant to this prospectus and the registration statement of which it is a part.

For the years ended August 31, 2007, 2006 and 2005, we redeemed in cash, equities in accordance with authorization from the Board of Directors, in the amounts of $70.8 million, $55.9 million and $23.7 million, respectively. An additional $35.9 million, $23.8 million and $20.0 million of capital equity certificates were redeemed in fiscal 2007, 2006 and 2005, respectively, by issuance of shares of our 8% Cumulative

Redeemable Preferred Stock (Preferred Stock). The amount of equities redeemed with each share of Preferred Stock issued was $26.09, $26.10 and $27.58, which was the closing price per share of the stock on the NASDAQ Global Select Market on February 8, 2007, January 23, 2006 and January 24, 2005, respectively.

Our Preferred Stock is listed on the NASDAQ Global Select Market under the symbol CHSCP. On November 30, 2007, we had 7,240,221 shares of Preferred Stock outstanding with a total redemption value of approximately $181.0 million, excluding accumulated dividends. Our Preferred Stock accumulates dividends at a rate of 8% per year, which are payable quarterly, and is redeemable at our option after February 1, 2008. We have not redeemed any of our Preferred Stock. At this time, we have no current plan or intention to redeem any Preferred Stock. Dividends paid on our preferred stock during the three months ended November 30, 2007 and 2006 were $3.6 million and $2.9 million, respectively. Dividends paid on our Preferred Stock during the years ended August 31, 2007, 2006 and 2005 were $13.1 million, $10.8 million and $9.2 million, respectively.

Off Balance Sheet Financing Arrangements

Lease Commitments:

We have commitments under operating leases for various refinery, manufacturing and transportation equipment, rail cars, vehicles and office space. Some leases include purchase options at not less than fair market value at the end of the lease term.

Total rental expense for all operating leases, net of rail car mileage credits received from the railroad and sublease income for the years ended August 31, 2007, 2006 and 2005, was $44.3 million, $38.5 million and $31.0 million, respectively.

Minimum future lease payments required under noncancellable operating leases as of August 31, 2007 were as follows:

Total
(Dollars in millions)

2008	$32.9
2009	24.6
2010	20.1
2011	13.0
2012	8.7
Thereafter	8.2

Total minimum future lease payments	$107.5

Guarantees:

We are a guarantor for lines of credit for related companies. Our bank covenants allow maximum guarantees of $150.0 million, of which $54.5 million was outstanding on November 30, 2007. In addition, our bank covenants allow for guarantees dedicated solely for NCRA in the amount of $125.0 million, for which there are no outstanding guarantees as of November 30, 2007. All outstanding loans with respective creditors are current as of November 30, 2007.

Debt:

There is no material off balance sheet debt.

Contractual Obligations

We had certain contractual obligations at August 31, 2007 which require the following payments to be made:

	Payments Due by Period
		Less Than	1 - 3	3 - 5	More Than
Contractual Obligations	Total	1 Year	Years	Years	5 Years
	(Dollars in thousands)

Notes payable(1)	$672,571	$672,571
Long-term debt(1)	688,321	98,977	$200,544	$206,182	$182,618
Interest payments(2)	147,300	40,394	59,981	32,692	14,233
Operating leases	107,476	32,877	44,754	21,663	8,182
Purchase obligations(3)	3,686,847	2,434,178	1,244,419	2,212	6,038
Other liabilities(4)	215,611		21,237	48,187	146,187

Total obligations	$5,518,126	$3,278,997	$1,570,935	$310,936	$357,258

(1)	Included on our Consolidated Balance Sheet.

(2)	Based on interest rates and long-term debt balances as of August 31, 2007.

(3)	Purchase obligations are legally binding and enforceable agreements to purchase goods or services that specify all significant terms, including fixed or minimum quantities; fixed, minimum or variable price provisions; and time of the transactions. Of our total purchase obligations, $1,199.8 million is included in accounts payable and accrued expenses on our Consolidated Balance Sheet.

(4)	Other liabilities includes the long-term portion of deferred compensation, deferred income taxes, accrued turnaround and contractual redemptions, and is included on our Consolidated Balance Sheet. Of our total other liabilities on our Consolidated Balance Sheet in the amount of $359.2 million, the timing of the payments of $143.6 million of such liabilities cannot be determined.

Our total contractual obligations above did not materially change during the three months ended November 30, 2007, except for the balance sheet changes in payables and long-term debt and a 73% increase in grain purchase contracts related to recent appreciation in grain prices.

On September 1, 2007, Agriliance distributed the net assets of their crop nutrients business to us, as previously discussed. We now have additional purchase obligations as of that date related to the crop nutrients business that were previously obligations of Agriliance. On November 30, 2007, we had obligations to purchase approximately 4.7 million tons of fertilizer through fiscal 2010. The average price per ton estimated for these purchase obligations was approximately $385.

Critical Accounting Policies

Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires the use of estimates as well as management’s judgments and assumptions regarding matters that are subjective, uncertain or involve a high degree of complexity, all of which affect the results of operations and financial condition for the periods presented. We believe that of our significant accounting policies, the following may involve a higher degree of estimates, judgments and complexity.

Allowances for Doubtful Accounts

The allowances for doubtful accounts are maintained at a level considered appropriate by our management based on analyses of credit quality for specific accounts, historical trends of charge-offs and recoveries, and current and projected economic, market and other conditions. Different assumptions, changes in economic circumstances, or the deterioration of the financial condition of our customers, could result in additional provisions to the allowances for doubtful accounts and increased bad debt expense.

Inventory Valuation and Reserves

Grain, processed grains, oilseed and processed oilseeds are stated at net realizable values which approximates market values. All other inventories are stated at the lower of cost or market. The cost of certain energy inventories (wholesale refined products, crude oil and asphalt), are determined on the last-in, first-out (LIFO) method; all other energy inventories are valued on the first-in, first-out (FIFO) and average cost methods. Estimates are used in determining the net realizable value of grain and oilseed and processed grains and oilseeds inventories. These estimates include the measurement of grain in bins and other storage facilities, which use formulas in addition to actual measurements taken to arrive at appropriate quantity. Other determinations made by management include quality of the inventory and estimates for freight. Grain shrink reserves and other reserves that account for spoilage also affect inventory valuations. If estimates regarding the valuation of inventories, or the adequacy of reserves, are less favorable than management’s assumptions, then additional reserves or write-downs of inventories may be required.

Derivative Financial Instruments

We enter into exchange-traded commodity futures and options contracts to hedge our exposure to price fluctuations on energy, grain and oilseed transactions to the extent considered practicable for minimizing risk. We do not use derivatives for speculative purposes. Futures and options contracts used for hedging are purchased and sold through regulated commodity exchanges. Fluctuations in inventory valuations, however, may not be completely hedged, due in part to the absence of satisfactory hedging facilities for certain commodities and geographical areas and, in part, to our assessment of our exposure from expected price fluctuations. We also manage our risks by entering into fixed-price purchase contracts with pre-approved producers and establishing appropriate limits for individual suppliers. Fixed-price sales contracts are entered into with customers of acceptable creditworthiness, as internally evaluated. The fair value of futures and options contracts are determined primarily from quotes listed on regulated commodity exchanges. Fixed-price purchase and sales contracts are with various counterparties, and the fair values of such contracts are determined from the market price of the underlying product. We are exposed to loss in the event of nonperformance by the counterparties to the contracts and, therefore, contract values are reviewed and adjusted to reflect potential nonperformance.

Pension and Other Postretirement Benefits

Pension and other postretirement benefits costs and obligations are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, health care cost trend rates, benefits earned, interest costs, expected return on plan assets, mortality rates and other factors. In accordance with accounting principles generally accepted in the United States of America, actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expenses and the recorded obligations in future periods. While our management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect our pension and other postretirement obligations and future expenses.

Deferred Tax Assets

We assess whether a valuation allowance is necessary to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. While we have considered future taxable income, as well as other factors, in assessing the need for the valuation allowance, in the event that we were to determine that we would not be able to realize all, or part of, our net deferred tax assets in the future, an adjustment to our deferred tax assets would be charged to income in the period such determination was made. We are also significantly impacted by the utilization of loss carryforwards and tax benefits primarily passed to us from National Cooperative Refinery Association (NCRA), which are associated with refinery upgrades that enable NCRA to produce ultra-low sulfur fuels. Our net operating loss carryforwards for tax purposes are available to offset future taxable income. If our loss carryforwards are not used, these loss carryforwards will expire.

Long-Lived Assets

Depreciation and amortization of our property, plant and equipment is provided on the straight-line method by charges to operations at rates based upon the expected useful lives of individual or groups of assets. Economic circumstances, or other factors, may cause management’s estimates of expected useful lives to differ from actual.

All long-lived assets, including property plant and equipment, goodwill, investments in unconsolidated affiliates and other identifiable intangibles, are evaluated for impairment on the basis of undiscounted cash flows, at least annually for goodwill, and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair market value based on the best information available. Estimated fair market value is generally measured by discounting estimated future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows and may differ from actual.

Environmental Liabilities

Liabilities, including legal costs, related to remediation of contaminated properties are recognized when the related costs are considered probable and can be reasonably estimated. Estimates of these costs are based on current available facts, existing technology, undiscounted site-specific costs and currently enacted laws and regulations. Recoveries, if any, are recorded in the period in which recovery is considered probable. It is often difficult to estimate the cost of environmental compliance, remediation and potential claims given the uncertainties regarding the interpretation and enforcement of applicable environmental laws and regulations, the extent of environmental contamination and the existence of alternate cleanup methods. All liabilities are monitored and adjusted as new facts or changes in law or technology occur and management believes adequate provisions have been made for environmental liabilities. Changes in facts or circumstances may have an adverse impact on our consolidated financial results.

Revenue Recognition

We record revenue from grain and oilseed sales after the commodity has been delivered to its destination and final weights, grades and settlement prices have been agreed upon. All other sales are recognized upon transfer of title, which could occur upon either shipment or receipt by the customer, depending upon the transaction. Amounts billed to a customer as part of a sales transaction related to shipping and handling are included in revenues. Service revenues are recorded only after such services have been rendered and are included in other revenues.

Effect of Inflation and Foreign Currency Transactions

We believe that inflation and foreign currency fluctuations have not had a significant effect on our operations during the three months ended November 30, 2007 or the three years ended August 31, 2007, since we conduct essentially all of our business in U.S. dollars.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” to increase consistency and comparability in fair value measurements by defining fair value, establishing a framework for measuring fair value in generally accepted accounting principles, and expanding disclosures about fair value measurements. SFAS No. 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We are in the process of evaluating the effect that the adoption of SFAS No. 157 will have on our consolidated results of operations and financial condition.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 provides entities with an option to report certain financial assets and liabilities at fair value, with changes in fair value reported in earnings, and requires additional disclosures related to an entity’s election to use fair value reporting. It also requires entities to display the fair value of those assets and liabilities for which the entity has elected to use fair value on the face of the balance sheet. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are in the process of evaluating the effect that the adoption of SFAS No. 159 will have on our consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations.” SFAS No. 141R provides companies with principles and requirements on how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree as well as the recognition and measurement of goodwill acquired in a business combination. SFAS No. 141R also requires certain disclosures to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Acquisition costs associated with the business combination will generally be expensed as incurred. SFAS No. 141R is effective for business combinations occurring in fiscal years beginning after December 15, 2008. Early adoption of SFAS No. 141R is not permitted. We are currently evaluating the impact SFAS No. 141R will have on our future business combinations.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51.” This statement amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest (minority interest) in a subsidiary and for the deconsolidation of a subsidiary. Upon its adoption, noncontrolling interests will be classified as equity in our Consolidated Balance Sheet. Income and comprehensive income attributed to the noncontrolling interest will be included in our Consolidated Statement of Operations and our Consolidated Statement of Equities and Comprehensive Income. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. The provisions of this standard must be applied retrospectively upon adoption. We are in the process of evaluating the impact the adoption of SFAS No. 160 will have on our consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Commodity Price Risk

We are exposed to price fluctuations on energy, grain and oilseed transactions due to fluctuations in the market value of inventories and fixed or partially fixed purchase and sales contracts. Our use of derivative instruments, reduces the effects of price volatility, thereby protecting against adverse short-term price movements, while somewhat limiting the benefits of short-term price movements. However, fluctuations in inventory valuations may not be completely hedged, due in part to the absence of satisfactory hedging facilities for certain commodities and geographical areas and, in part, to our assessment of our exposure from expected price fluctuations.

We generally enter into opposite and offsetting positions using futures contracts or options to the extent practical, in order to arrive at a net commodity position within the formal position limits we have established and deemed prudent for each of those commodities. These contracts are purchased and sold through regulated commodity exchanges. The contracts are economic hedges of price risk, but are not designated or accounted for as hedging instruments for accounting purposes in any of our operations, with the exception of some contracts included in our Energy segment operations discussed below. These contracts are recorded on the Consolidated Balance Sheet at fair values based on quotes listed on regulated commodity exchanges. Unrealized gains and losses on these contracts are recognized in cost of goods sold in our Consolidated Statements of Operations using market-based prices.

We also manage our risks by entering into fixed-price purchase and sales contracts with pre-approved producers and by establishing appropriate limits for individual suppliers. Fixed-price contracts are entered into with customers of acceptable creditworthiness, as internally evaluated. We are also exposed to loss in the event of nonperformance by the counterparties to the contracts and, therefore, contract values are reviewed and adjusted to reflect potential nonperformance. These contracts are recorded on the Consolidated Balance Sheet at fair values based on the market prices of the underlying products listed on regulated commodity exchanges, except for certain fixed-price contracts related to propane in our Energy segment. The propane contracts within our Energy segment meet the normal purchase and sales exemption, and thus are not required to be marked to fair value. Unrealized gains and losses on fixed-price contracts are recognized in cost of goods sold in our Consolidated Statements of Operations using market-based prices.

Changes in the fair values of derivative instruments described above are recognized in cost of goods sold, in our Consolidated Statements of Operations; in the period such changes occur for all operations with the exception of some derivative instruments included in our Energy segment. Included in other current assets on November 30, 2007, August 31, 2007 and November 30, 2006, are derivative assets of $446.8 million, $247.1 million and $252.3 million, respectively. Included in accrued expenses on November 30, 2007, August 31, 2007 and November 30, 2006, are derivative liabilities of $235.7 million, $177.2 million and $174.7 million, respectively.

In our Energy segment, certain financial contracts entered into for the spread between crude oil purchase value and distillate selling price have been designated and accounted for as hedging instruments (cash flow hedges). The unrealized gains or losses of these contracts are deferred to accumulated other comprehensive income in the equity section of our Consolidated Balance Sheet for the fiscal year ended August 31, 2006, and will be included in earnings upon settlement. Settlement dates for cash flow hedges extend through December 31, 2007. At August 31, 2007, the cash flow hedges did not qualify for hedge accounting and, therefore, are recorded in cost of goods sold in our Consolidated Statements of Operations. A loss of $2.8 million and a gain of $2.8 million, net of taxes, were recorded in accumulated other comprehensive income for the years ended August 31, 2007 and 2006, respectively, for the change in the fair value of cash flow hedges related to these derivatives. During the year ended August 31, 2007, net gains of $9.7 million from these contract settlements were recorded in the Consolidated Statement of Operations. No gains or losses were recorded in the Consolidated Statement of Operations during the year ended August 31, 2006, since there were no settlements.

A 10% adverse change in market prices would not materially affect our results of operations, financial position or liquidity, since our operations have effective economic hedging requirements as a general business practice.

Interest Rate Risk

We use fixed and floating rate debt to lessen the effects of interest rate fluctuations on interest expense. Short-term debt used to finance inventories and receivables is represented by notes payable with maturities of 30 days or less, so that our blended interest rate for all such notes approximates current market rates. Long-term debt used to finance non-current assets carries various fixed interest rates and is payable at various dates to minimize the effect of market interest rate changes. Our effective interest rate on fixed rate debt outstanding on August 31, 2007, was approximately 6.0%.

We entered into interest rate treasury lock instruments to fix interest rates related to a portion of our private placement debts. These instruments were designated and are effective as cash flow hedges for accounting purposes and, accordingly, changes in fair value of $2.2 million, net of taxes, are included in accumulated other comprehensive income. Interest expense for each of the years ended August 31, 2007, 2006 and 2005, includes $0.9 million which relates to the interest rate derivatives. The additional interest expense is an offset to the lower actual interest paid on the outstanding debt instruments.

Foreign Currency Risk

We conduct essentially all of our business in U.S. dollars, except for grain marketing operations in Brazil and purchases of products from Canada, and had minimal risk regarding foreign currency fluctuations during 2007 or in recent years. Foreign currency fluctuations do, however, impact the ability of foreign buyers to purchase U.S. agricultural products and the competitiveness of U.S. agricultural products compared to the same products offered by alternative sources of world supply.

MANAGEMENT

The information specified in Items 10, 11, 12 and 13 of Part III of our Annual Report on Form 10-K for the year ended August 31, 2007 is incorporated herein by reference. Except as set forth below with regard to recently re-elected directors, this information has not materially changed since our Annual Report on Form 10-K for the year ended August 31, 2007 was filed on November 20, 2007.

We held our Annual Meeting November 29, 2007 through November 30, 2007 and the following directors were re-elected to the Board of Directors for a three-year term: Robert Bass, Dennis Carlson, Randy Knecht, Steve Riegel and Michael Toelle. The following directors’ terms of office continued after the meeting: Bruce Anderson, Donald Anthony, Curt Eischens, Steve Fritel, Robert Grabarski, Jerry Hasnedl, David Kayser, James Kile, Michael Mulcahey, Richard Owen, Daniel Schurr and Duane Stenzel.

DESCRIPTION OF THE PREFERRED STOCK

The following section summarizes the material terms and provisions of our preferred stock. This summary is not a complete legal description of our preferred stock, and is qualified in its entirety by reference to our restated articles of incorporation, as amended, our bylaws, as amended, and the resolution of our board of directors establishing the preferred stock.

General

The shares of preferred stock are shares of a series of preferred equity securities created by our board of directors. Subject to the restrictions noted below under “Limitations and Restrictions on Future Issuances,” there is no limit on the number of shares in the series and shares may be issued from time to time. Our board of directors has expressly authorized the initial sale and subsequent transfer of the shares of preferred stock in accordance with our articles of incorporation.

The shares of preferred stock to be issued as described in this prospectus will be fully paid and nonassessable when issued.

Rank

As to payment of dividends and as to distributions of assets upon the liquidation, dissolution or winding up of CHS, whether voluntary or involuntary, the preferred stock ranks prior to:

•	any patronage refund (as that term is used in our bylaws), whether or not represented by a certificate, and any redemption thereof;

•	any other class or series of our capital stock designated by our board of directors as junior to the preferred stock; and

•	our common stock, if any.

Shares of any class or series of our capital stock that are not junior to the preferred stock rank equally with the preferred stock as to the payment of dividends and the distribution of assets.

Dividends

Holders of the preferred stock are entitled to receive quarterly dividends when, as and if declared by our board of directors out of funds legally available for that purpose at the rate of $2.00 per share per year. Dividends are payable on March 31, June 30, September 30 and December 31 of each year (each a “payment date”), except that if a payment date is a Saturday, Sunday or legal holiday, the dividend is payable without interest on the next day that is not a Saturday, Sunday or legal holiday. Dividends on the preferred stock are fully cumulative and accumulate without interest from and including the day immediately following the most recent date as to which dividends have been paid. The most recent date as to which dividends have been paid is December 31, 2007.

Dividends are computed on the basis of a 360-day year of twelve 30-day months. Each payment of dividends includes dividends to and including the date on which paid.

Dividends are paid to holders of record as they appear on our books ten business days prior to the relevant payment date. We may, in our sole discretion, pay dividends by any one or more of the following means:

•	check mailed to the address of the record holder as it appears on our books;

•	electronic transfer in accordance with instructions provided by the record holder; or

•	any other means mutually agreed between us and the record holder.

We may not make any distribution to the holders of any security that ranks junior to the preferred stock unless and until all accumulated and unpaid dividends on the preferred stock and on any other class or series of our capital stock that ranks equally with the preferred stock, including the full dividend for the then-current dividend period, have been paid or declared and set apart for payment. For these purposes, a “distribution” does not include any distribution made in connection with a liquidation, dissolution or winding up, which will be governed by the provisions summarized under “Description of the Preferred Stock — Liquidation Preference” below.

Liquidation Preference

In a liquidation, dissolution or winding up of CHS, whether voluntary or involuntary, the holders of the preferred stock are entitled to receive out of our available assets $25.00 per share plus all dividends accumulated and unpaid on that share, whether or not declared, to and including the date of distribution. This distribution to the holders of the preferred stock will be made before any payment is made or assets distributed to the holders of any security that ranks junior to the preferred stock but after the payment of the liquidation preference of any of our securities that rank senior to the preferred stock. Any distribution to the holders of the preferred stock will be made ratably among the holders of the preferred stock and any other of our capital stock which ranks on a parity as to liquidation rights with the preferred stock in proportion to the respective preferential amounts to which each is entitled. After payment in full of the liquidation preference of the shares of preferred stock, the holders of the preferred stock will not participate further in the distribution of our assets.

Neither a consolidation or merger with another entity nor a sale or transfer of all or part of our assets for cash, securities or other property will constitute a liquidation, dissolution or winding up if, following the transaction, the preferred stock remains outstanding as duly authorized stock of us or any successor entity.

Redemption

At Our Option

From and after February 1, 2008, we may, at our option, redeem at any time all, or from time to time any portion, of the preferred stock. Any optional redemption will be at a price of $25.00 per share plus all dividends accumulated and unpaid on that share, whether or not declared, to and including the date fixed for redemption. If we redeem less than all of the then outstanding shares of preferred stock, we will designate the shares to be redeemed either by lot or in any other manner that our board of directors may determine or may effect the redemption pro rata. However, we may not redeem less than all of the then outstanding shares of preferred stock until all dividends accumulated and unpaid on all then outstanding shares of preferred stock have been paid for all past dividend periods. We have not redeemed any of our Preferred Stock. We have no current plan or intention to redeem the preferred stock.

At the Holder’s Option

If at any time there has been a change in control (as defined below), each record holder of shares of the preferred stock will have the right, for a period of 90 days from the date of the change in control, to require us to redeem all or any portion of the shares of preferred stock owned by that record holder. Not later than 130 days after the date of the change in control (or, if that date is a Saturday, Sunday or legal holiday, the next day that is not a Saturday, Sunday or legal holiday) we will redeem all shares the record holder has elected to have redeemed in a written notice delivered to us on or prior to the 90th day after the change in control. The redemption price is $25.00 per share plus all dividends accumulated and unpaid on that share, whether or not declared, to and including the date fixed for redemption.

A “change in control” will have occurred if, in connection with a merger or consolidation that has been approved by our board of directors (prior to submitting the merger or consolidation to our members for approval), whether or not we are the surviving entity, those persons who were members of our board of directors on January 1, 2003, together with those persons who became members of our board of directors after that date at our annual meeting, have ceased to constitute a majority of our board of directors. Under the Minnesota cooperative statute, our members could initiate a merger or consolidation without the approval of our board of directors; a member-initiated merger or consolidation would not meet this definition and thus would not trigger a redemption right.

Mechanics of Redemption

Not less than 30 days prior to any redemption date pursuant to the exercise of our optional redemption right, we will give written notice to the holders of record of the shares of preferred stock to be redeemed. This notice will specify:

•	the redemption date;

•	the redemption price;

•	the number of shares of preferred stock held by the record holder that are subject to redemption;

•	the time, place and manner in which the holder should surrender the certificate or certificates, if any, representing the shares of preferred stock to be redeemed, including the steps that a holder should take with respect to any certificates which have been lost, stolen or destroyed or to any uncertificated shares; and

•	that from and after the redemption date, dividends will cease to accumulate on the shares and the shares will no longer be deemed outstanding.

On or after the redemption date, once a holder surrenders the certificate or certificates representing the shares of preferred stock called for redemption in the manner provided in the redemption notice or takes the appropriate steps with respect to lost, stolen or destroyed certificates or uncertificated shares, the holder will be entitled to receive payment of the redemption price. If fewer than all of the shares of preferred stock represented by a surrendered certificate or certificates are redeemed, we will issue a new certificate representing the unredeemed shares.

Effect of Redemption

From and after the redemption date, if funds necessary for the redemption are and have been irrevocably deposited or set aside, then:

•	dividends will cease to accumulate with respect to the shares of preferred stock called for redemption;

•	the shares will no longer be deemed outstanding;

•	the holders of the shares will cease to be shareholders; and

•	all rights with respect to the shares of preferred stock will terminate except the right of the holders to receive the redemption price, without interest.

Purchases

We may at any time and from time to time in compliance with applicable law purchase shares of preferred stock on the open market, pursuant to a tender offer or otherwise, at whatever price or prices and other terms we determine. We may not make any purchases at a time when there are accumulated but unpaid dividends for past dividend periods.

Voting

Except as described below, the holders of the preferred stock have only those voting rights that are required by applicable law. As a result, the holders of the preferred stock have very limited voting rights and, among other things, do not have any right to vote for the election of directors.

Unless the preferred stock is redeemed pursuant to its terms, the affirmative vote of the holders of at least two-thirds of the outstanding shares of the preferred stock, voting separately as a class, is required:

•	for any amendment, alteration or repeal, whether by merger or consolidation or otherwise, of our articles of incorporation or the resolutions establishing the terms of the preferred stock, if the amendment, alteration or repeal adversely affects the rights or preferences of the preferred stock; and

•	to establish, by board resolution or otherwise, any class or series of our equity securities having rights senior to the preferred stock as to the payment of dividends or distribution of assets upon the liquidation, dissolution or winding up of CHS, whether voluntary or involuntary.

The creation and issuance of any other class of our securities ranking on a parity with or junior to the preferred stock, including an increase in the authorized number of shares of any such securities, will not be deemed to adversely affect the rights or preferences of the preferred stock.

Our board of director’s ability to authorize, without preferred shareholder approval, the issuance of additional classes or series of preferred stock with conversion and other rights may adversely affect you as a holder of preferred stock or the rights of holders of any series of preferred stock that may be outstanding.

Limitations and Restrictions on Future Issuances

We may not offer to issue additional shares of preferred stock in exchange for or in redemption of outstanding patrons’ equities or other equity securities held by our members more than one time per calendar year. If, in connection with an offer of this type, any member would receive more than 0.25% of the number of shares of preferred stock outstanding at the end of the prior calendar year, that member will instead be entitled to receive the shares in quarterly installments as nearly equal as possible. In any calendar year, we may not issue additional shares of preferred stock in exchange for or in redemption of outstanding patrons’ equities or other equity securities held by our members in excess of:

•	for issuances during the years 2004, 2005 and 2006, 20% of the number of shares of preferred stock outstanding at the end of the prior calendar year or 400,000 shares, whichever is greater; and

•	for issuances during any calendar year after the year 2006, 25% of the number of shares of preferred stock outstanding at the end of the prior calendar year or 400,000 shares, whichever is greater.

We may not issue additional shares of preferred stock in exchange for or in redemption of outstanding patrons’ equities owned by an estate of one of our former individual members or in redemption of outstanding patrons’ equities owned by individual members who have reached age 70, pursuant to our current policy.

No Exchange or Conversion Rights; No Sinking Fund

Shares of the preferred stock are not exchangeable or convertible into other class or series of our capital stock or other securities or property. The preferred stock is not subject to the operation of a purchase, retirement or sinking fund.

Certain Charter Provisions

For a description of some of the provisions of our articles of incorporation that might have an effect of delaying, deferring or preventing a change in control of us, see “Membership in CHS and Authorized Capital — Certain Antitakeover Measures.”

As noted above under “Membership in CHS and Authorized Capital — Debt and Equity Instruments,” under our articles of incorporation all equity we issue (including the preferred stock) is subject to a first lien in favor of us for all indebtedness of the holder to us. However, we have not to date taken, and do not intend to take, any steps to perfect this lien against shares of the preferred stock.

No Preemptive Rights

Holders of the preferred stock have no preemptive right to acquire shares of any class or series of our capital stock.

Market for the Preferred Stock

The preferred stock is currently listed on The NASDAQ Global Select Market under the symbol “CHSCP.” The following is a listing of the high and low sales prices as listed on The NASDAQ Global Select Market for the preferred stock during our fiscal quarters ended November 30, 2007, August 31, 2007, May 31, 2007, February 28, 2007, November 30, 2006, August 31, 2006, May 31, 2006 and February 28, 2006:

	November 30,	August 31,	May 31,	February 28,	November 30,	August 31,	May 31,	February 28,
Price	2007	2007	2007	2007	2006	2006	2006	2006

High	$25.90	$25.90	$26.16	$26.50	$26.60	$26.55	$26.20	$26.55
Low	$25.15	$25.12	$25.50	$25.90	$25.81	$25.01	$25.23	$25.49

Transfer Agent and Registrar

Wells Fargo Bank, National Association serves as transfer agent and registrar with respect to the preferred stock.

COMPARISON OF RIGHTS OF HOLDERS OF PATRONS’
EQUITIES AND RIGHTS OF HOLDERS OF PREFERRED STOCK

The following describes the material differences between the rights that the patrons’ equities being redeemed provided to the members of CHS holding them and the rights that the preferred stock provides to the holders. While CHS believes that the description covers the material differences between the two, this summary may not contain all of the information that is important to you. You should carefully read this entire prospectus, including the sections entitled “Membership in CHS and Authorized Capital” and “Description of the Preferred Stock,” and refer to the documents discussed in those sections for a more complete understanding of the differences.

Priority on Liquidation

In a liquidation, dissolution or winding up of CHS, the rights of a holder of preferred stock rank senior to those of a holder of patrons’ equities.

Dividends

A holder of patrons’ equities is not entitled to any interest or dividends on those patrons’ equities. A holder of preferred stock is entitled to dividends as described under “Description of the Preferred Stock — Dividends.”

Redemption

Patrons’ equities are redeemable only at the discretion of our board of directors and in accordance with the terms of the redemption policy adopted by our board of directors, as in effect from time to time. See “Membership in CHS and Authorized Capital — Patrons’ Equities” for a description of the redemption policy as currently in effect. Shares of preferred stock are subject to redemption both at the option of CHS and at the holder’s option under certain circumstances, both as described under “Description of the Preferred Stock — Redemption.”

Voting Rights

Ownership of patrons’ equities does not, by itself, entail any voting rights, although the amount of patrons’ equities held by a member that is a cooperative association or a member that is part of a patron’s association is considered in the formula used to determine the level of the member’s voting rights of that cooperative association or patron’s association. See “Membership in CHS and Authorized Capital — Voting Rights.” Ownership of preferred stock entails the limited voting rights described under “Description of the Preferred Stock — Voting.”

Transfers

Patrons’ equities may not be transferred without the approval of our board of directors. Shares of preferred stock are not subject to any similar restrictions on transfer.

Market

There is no public market for patrons’ equities. The preferred stock is listed on The NASDAQ Global Select Market.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

The following summarizes the material federal income tax consequences of the issuance of shares of our preferred stock in redemption of patrons’ equities (the “Exchange”) and the consequences of the ownership, redemption and disposition of the preferred stock. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the final, temporary and proposed regulations promulgated thereunder and administrative rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect). This summary addresses only the tax consequences to a person who is a U.S. holder of patrons’ equities or the preferred stock. You are a U.S. holder if you are:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or any entity treated as a corporation for U.S. federal income tax purposes, such as a cooperative) organized under the laws of the U.S. or any political subdivision of the U.S.;

•	an estate if its income is subject to U.S. federal income tax regardless of its source; or

•	a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

This summary assumes that you will hold your shares of preferred stock as capital assets within the meaning of Section 1221 of the Code. The summary also assumes that all dividends will be paid as they accrue and that, if the preferred stock is redeemed, there will be no dividend arrearages at the time of redemption. The summary does not purport to deal with all aspects of federal taxation that may be relevant to your receipt of preferred stock pursuant to the Exchange, or to your ownership, redemption or disposition of the preferred stock, such as estate and gift tax consequences, nor does it deal with tax consequences arising under the laws of any state, local or other taxing jurisdiction. This summary also does not apply to you if you belong to a category of investors subject to special tax rules, such as dealers in securities, financial institutions, insurance companies, tax-exempt organizations, foreign persons, qualified retirement plans, individual retirement accounts, regulated investment companies, U.S. expatriates, pass-through entities or investors in pass-through entities or persons subject to the alternative minimum tax.

We can give no assurance that the Internal Revenue Service (the “IRS”) will take a similar view with respect to the tax consequences described below. We have not requested, nor do we plan to request, a ruling from the IRS on any tax matters relating to the Exchange or the preferred stock. We strongly encourage you to consult your own tax advisor regarding the federal, state, local, and foreign tax consequences to you of the Exchange and of the ownership, redemption, and disposition of the preferred stock in light of your particular tax circumstances.

The Exchange

Although no transaction closely comparable to the Exchange, as described in this prospectus, has been the subject of any Treasury regulation, ruling or administrative or judicial decision, we will receive an opinion of Dorsey & Whitney LLP that the exchange of patron’s equities for preferred stock should constitute a reorganization within the meaning of Section 368(a)(1)(E) of the Code.

You should be aware that the opinion of Dorsey & Whitney LLP will be subject to the following qualifications and assumptions: it relies on certifications of relevant facts by us, is based upon provisions of the Code, regulations, and administrative and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect), is subject to the assumption that the Exchange will be effected in the manner described in this prospectus, and is limited to the federal income tax matters expressly set forth therein. In addition, the opinion assumes that the fair market value of the preferred stock received will be approximately equal to the fair market value of the patrons’ equities surrendered in exchange therefor and that we have no current plan or intention to redeem the preferred stock. The opinion represents counsel’s legal judgment and is not binding on the IRS or the courts.

If the exchange of patrons’ equities for preferred stock constitutes a reorganization within the meaning of Section 368(a)(1)(E), the following tax consequences will result:

l. We will be “a party to a reorganization” within the meaning of Section 368(b) of the Code.

2. We will recognize no gain or loss upon the receipt of the patrons’ equities in exchange for the preferred stock.

3. The participants will recognize no gain or loss on the exchange of patrons’ equities for preferred stock, assuming that Section 305(c) of the Code does not apply in connection with the Exchange.

4. Provided the participants recognize no gain or loss on the exchange of patrons’ equities for preferred stock, the basis of the preferred stock received by the participants in the transaction will be the same as the basis of the patrons’ equities surrendered in exchange therefor.

5. The holding period of the preferred stock received by each participant will include the period during which the participant held the patrons’ equities surrendered in exchange therefor, provided that the patrons’ equities surrendered were held as capital assets on the date of the Exchange and assuming that Section 305(c) of the Code does not apply in connection with the Exchange.

6. It is also the opinion of Dorsey & Whitney LLP that the preferred stock received by the participants in the Exchange will not constitute “section 306 stock” within the meaning of Section 306(c) of the Code. Accordingly, a disposition of the Preferred Stock will not be subject to Section 306(a) of the Code, which provides generally that the gross proceeds from the sale or redemption of section 306 stock shall be treated either as ordinary income or as a distribution of property to which section 301 of the Code (concerning amounts taxable as dividends) applies.

Dorsey & Whitney LLP will express no opinion regarding whether Section 305(c) of the Code will apply in connection with the Exchange, including, but not limited to whether a participant in the Exchange will be deemed to receive a distribution to which Section 301 of the Code applies by means of Section 305(c) of the Code. Pursuant to Section 305(c) of the Code and applicable Treasury Regulations, a recapitalization may be deemed to result in the receipt of a taxable stock dividend by some shareholders of a corporation, if the recapitalization is pursuant to a plan to periodically increase a shareholder’s proportionate interest in the assets or earnings and profits of the corporation. The amount of any such deemed stock dividend would generally be equal to the amount of the increase in the shareholder’s proportionate interest in the assets or earnings and profits of a corporation. Although the matter is not free from doubt, we believe, based on the nature of cooperatives and cooperative taxation, and the fact that the members in a cooperative share in the assets and earnings and profits of the cooperative primarily in accordance with each member’s annual patronage, that the Exchange is not part of any plan to periodically increase the proportionate interests of any participants. Accordingly, although there is no authority directly on point, we believe that no participant in the exchange should be deemed to receive a taxable stock dividend pursuant to Section 305(c) of the Code. You should consult your own tax advisor about the possibility that Section 305(c) could apply in these circumstances.

Dividends and Other Distributions on the Preferred Stock

Distributions on the preferred stock are treated as dividends and taxable as ordinary income to the extent of our current or accumulated earnings and profits, as determined for federal income tax purposes taking into account the special rules applicable to cooperatives. Any distribution in excess of our current or accumulated earnings and profits is treated first as a nontaxable return of capital reducing your tax basis in the preferred stock. Any amount in excess of your tax basis is treated as a capital gain.

Dividends received by corporate holders of the preferred stock may be eligible for a dividends received deduction equal to 70% of the amount of the distribution, subject to applicable limitations, including limitations related to “debt financed portfolio stock” under Section 246A of the Code and to the holding period requirements of Section 246 of the Code. In addition, any amount received by a corporate holder that is treated as a dividend may constitute an “extraordinary dividend” subject to the provisions of Section 1059 of the Code (except as may otherwise be provided in Treasury Regulations yet to be promulgated). Under Section 1059, a corporate holder generally must reduce the tax basis of all of the holder’s shares (but not below zero) by the “non-taxed portion” of any “extraordinary dividend” and, if the non-taxed portion exceeds the holder’s tax basis for the shares, must treat any excess as gain from the sale or exchange of the shares in the year the payment is received. If you are a corporate holder, we strongly encourage you to consult your own tax advisor regarding the extent, if any, to which these provisions may apply to you in light of your particular facts and circumstances. Under current law, qualifying dividends received by individual shareholders are taxed at a 15% rate.

Sale or Exchange of Preferred Stock

On the sale or exchange of the preferred stock to a party other than us, you generally will realize capital gain or loss in an amount equal to the difference between (a) the amount of cash and the fair market value of any property you receive on the sale and (b) your adjusted tax basis in the preferred stock. We strongly encourage you to consult your own tax advisor regarding applicable rates, holding periods and netting rules for capital gains and losses in light of your particular facts and circumstances. Certain limitations exist on the deduction of capital losses by both corporate and non-corporate taxpayers.

Redemption of Preferred Stock

If we exercise our right to redeem the preferred stock or if you exercise your right to redeem the preferred stock upon a change in control, your surrender of the preferred stock for the redemption proceeds will be treated either as a payment received upon sale or exchange of the preferred stock or as a distribution with respect to all of your equity interests in us. Resolution of this issue will turn on the application of Section 302 of the Code to your individual facts and circumstances.

The redemption will be treated as gain or loss from the sale or exchange of the preferred stock (as discussed above under “— Sale or Exchange of Preferred Stock”) if:

•	the redemption is “substantially disproportionate” with respect to you within the meaning of Section 302(b)(2) of the Code; or

•	your interest in the preferred stock and any other equity interest in us is completely terminated (within the meaning of Section 302(b) (3) of the Code) as a result of such redemption; or

•	the redemption is “not essentially equivalent to a dividend” (within the meaning of Section 302(b)(1) of the Code). In general, redemption proceeds are “not essentially equivalent to a dividend” if the redemption results in a “meaningful reduction” of your interest in the issuer.

In determining whether any of these tests has been met, you must take into account not only shares of preferred stock and other equity interests in us (including patrons’ equities and other equity interests) that you actually own, but also shares and other equity interests that you constructively own within the meaning of Section 318 of the Code.

If none of the above tests giving rise to sale treatment is satisfied, then a payment made in redemption of the preferred stock will be treated as a distribution that is subject to the tax treatment described above under “ — Dividends and other Distributions on the Preferred Stock.” The amount of the distribution will be measured by the amount of cash and the fair market value of property you receive without any offset for your basis in the preferred stock. Your adjusted tax basis in the redeemed shares of preferred stock will be transferred to any of your remaining stock holdings in us. If, however, you have no remaining stock holdings in us, your basis could be lost.

We strongly encourage you to consult your own tax advisor regarding:

•	whether the redemption payment will qualify for sale or exchange treatment under Section 302 of the Code or, alternatively, will be characterized as a distribution; and

•	the resulting tax consequences to you in light of your individual facts and circumstances.

Backup Withholding

We may be required to withhold federal income tax at a rate of 28% from dividends and redemption proceeds paid to you if (i) you fail to furnish us with your correct taxpayer identification number in the manner required (ii) the IRS notifies us that your taxpayer identification number is incorrect (iii) the IRS notifies us that you have failed to report properly certain interest and dividend income to the IRS and to respond to notices to that effect or (iv) when required to do so, you fail to certify that you are not subject to backup withholding. Any amounts withheld can be credited against your federal income tax liability.

PLAN OF DISTRIBUTION

On October 3, 2007, our board of directors authorized us to redeem, on a pro rata basis, $46,363,888 of our “patrons’ equities.” In connection with this redemption, shares of preferred stock issued in redemption of the patrons’ equities will be issued only to non-individual active members who have conducted business with us during the past five years and whose pro rata share of the redemption amount is equal to or greater than $500 and, for each member eligible to receive such preferred stock, only in a number that does not exceed 18,100 shares of preferred stock (which equals one-quarter of one percent (0.25%) of our total shares of preferred stock outstanding as of December 31, 2007). See “Membership in CHS and Authorized Capital — Patrons’ Equities” for a description of patrons’ equities and our annual pro rata redemptions of patrons’ equities. The amount of patrons’ equities that will be redeemed with each share of preferred stock issued will be $25.65, which is the greater of $25.28 (equal to the $25.00 liquidation preference per share of preferred stock plus $0.28 of accumulated dividends from and including January 1, 2008 to and including February 19, 2008) or the closing price for one share of the preferred stock on The NASDAQ Global Select Market on February 11, 2008, subject to the exceptions described below. We will not issue any fractional shares of preferred stock. The amount of patrons’ equities that would otherwise be issued as a fractional share to any member will instead be retained as part of that member’s patron’s equities.

We are issuing the shares of preferred stock directly to the relevant members. We have not engaged and will not engage any underwriter, broker-dealer, placement agent or similar agent or representative in connection with the issuance of the preferred stock described in this prospectus.

We will not pay any commissions or other compensation related to the issuance of the shares of preferred stock. We estimate that the total expenses of the issuance will be approximately $115,000, all of which we will bear.

Except in the circumstances described below, we will not prepare or distribute stock certificates to represent the shares of preferred stock so issued. Instead, we will issue the shares of preferred stock in book-entry form on the records of our transfer agent for the preferred stock (Wells Fargo Bank, National Association). Members who require a stock certificate should contact Wells Fargo Shareowner Services in writing or by telephoning at the following address or telephone number:

Wells Fargo Shareowner Services
161 North Concord Exchange
South St. Paul, Minnesota 55075
(800) 468-9716

Some of our members have pledged their patrons’ equities and made those pledged patrons’ equities the subject of control agreements between us and various financial institutions. For these members, we will prepare stock certificates representing the shares issued in redemption of their patrons’ equities. We will retain those stock certificates subject to our control agreements with the relevant financial institutions until otherwise instructed by the relevant financial institution. We will also instruct the transfer agent to place a “stop transfer” order with respect to those shares. Members whose shares are issued as described in this paragraph may obtain more information by contacting David Kastelic in writing or by telephone at the following address or telephone number:

David Kastelic
Senior Vice President and General Counsel
CHS Inc.
5500 Cenex Drive
Inver Grove Heights, Minnesota 55077
(651) 355-3712

LEGAL MATTERS

Dorsey & Whitney LLP, Minneapolis, Minnesota, is providing an opinion that the shares of preferred stock issued pursuant to this prospectus have been duly authorized and validly issued and will be fully paid and nonassessable.

EXPERTS

The consolidated financial statements and financial statement schedule of CHS Inc. and subsidiaries as of August 31, 2007 and 2006 and for each of the three years in the period ended August 31, 2007 included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, and file reports and other information with the Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. Additionally, you can obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room.

The SEC allows us to “incorporate by reference” into this prospectus information we have filed with it. The information incorporated by reference is an important part of this prospectus and is considered to be part of this prospectus. We incorporate by reference the documents listed below:

•	our Annual Report on Form 10-K for the fiscal year ended August 31, 2007,

•	our Quarterly Report on Form 10-Q for the three months ended November 30, 2007, and

•	our Current Reports on Form 8-K filed November 29, 2007, February 11, 2008 and February 15, 2008.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

CHS Inc.
Attention: Jodell M. Heller, Vice President and Controller
5500 Cenex Drive
Inver Grove Heights, Minnesota 55077
(651) 355-5270

We maintain a web site at www.chsinc.com. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge through our web site as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

You should rely only on the information provided in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the information incorporated by reference in it include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Words and phrases such as “will likely result,” “are expected to,” “is anticipated,” “estimate,” “project” and similar expressions identify forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in the forward-looking statements. These risks and uncertainties include, but are not limited to, risks related to the level of commodity prices, loss of member business, competition, changes in the taxation of cooperatives, compliance with laws and regulations, environmental liabilities, perceptions of food quality and safety, business interruptions and casualty losses, access to equity capital, consolidation of producers and customers, fluctuations in prices for crude oil and refined petroleum products, alternative energy sources, the performance of our agronomy business, technological improvements and joint ventures. These risks and uncertainties are further described under “Risk Factors” and elsewhere in this prospectus.

We do not guarantee future results, levels of activity, performance or achievements and we wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date on which they were made.

F-i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members and Patrons of CHS Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of equities and comprehensive income and of cash flows present fairly, in all material respects, the financial position of CHS Inc. and subsidiaries at August 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2007, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 11 to the consolidated financial statements, CHS Inc. changed the manner in which it accounts for defined benefit arrangements effective August 31, 2007.

November 2, 2007, except as it relates to the effects of the adoption of FSP No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities,” as discussed in Note 17 as to which the date is February 14, 2008.
Minneapolis, Minnesota

CONSOLIDATED BALANCE SHEETS

	August 31
	2007	2006
	(Dollars in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$357,712	$112,525
Receivables	1,401,251	1,076,602
Inventories	1,666,632	1,130,824
Other current assets	511,263	298,666

Total current assets	3,936,858	2,618,617
Investments	880,592	624,253
Property, plant and equipment	1,728,171	1,476,239
Other assets	208,752	275,057

Total assets	$6,754,373	$4,994,166

LIABILITIES AND EQUITIES
Current liabilities:
Notes payable	$672,571	$22,007
Current portion of long-term debt	98,977	60,748
Customer credit balances	110,818	66,468
Customer advance payments	161,525	82,362
Checks and drafts outstanding	143,133	57,083
Accounts payable	1,120,822	904,143
Accrued expenses	432,840	327,688
Dividends and equities payable	374,294	249,774

Total current liabilities	3,114,980	1,770,273
Long-term debt	589,344	683,997
Other liabilities	377,208	338,499
Minority interests in subsidiaries	197,386	147,931
Commitments and contingencies
Equities	2,475,455	2,053,466

Total liabilities and equities	$6,754,373	$4,994,166

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended August 31
	2007	2006	2005
	(Dollars in thousands)
Revenues	$17,215,992	$14,383,835	$11,926,962
Cost of goods sold	16,129,233	13,540,285	11,438,473

Gross profit	1,086,759	843,550	488,489
Marketing, general and administrative	245,357	231,238	199,354

Operating earnings	841,402	612,312	289,135
Gain on investments	(20,616)		(13,013)
Interest, net	31,098	41,305	41,509
Equity income from investments	(109,685)	(84,188)	(95,742)
Minority interests	143,214	91,079	49,825

Income from continuing operations before income taxes	797,391	564,116	306,556
Income taxes	40,668	59,350	34,153

Income from continuing operations	756,723	504,766	272,403
(Income) loss from discontinued operations, net of taxes		(625)	16,810

Net income	$756,723	$505,391	$255,593

Distribution of net income:
Patronage refunds	$550,000	$374,000	$203,000
Unallocated capital reserve	206,723	131,391	52,593

Net income	$756,723	$505,391	$255,593

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF EQUITIES AND COMPREHENSIVE INCOME

	For the Years Ended August 31, 2007, 2006 and 2005
						Accumulated
	Capital	Nonpatronage			Unallocated	Other	Allocated
	Equity	Equity	Preferred	Patronage	Capital	Comprehensive	Capital	Total
	Certificates	Certificates	Stock	Refunds	Reserve	Income (Loss)	Reserve	Equities
	(Dollars in thousands)

Balances, September 1, 2004	$1,114,641	$27,586	$106,692	$116,790	$276,866	$(7,135)	$8,050	$1,643,490
Dividends and equity retirement determination	32,100			50,060	1,409			83,569
Patronage distribution	119,736			(166,850)	(4,464)			(51,578)
Equities retired	(23,625)	(48)						(23,673)
Capital equity certificates exchanged for preferred stock	(19,996)		19,996		(87)			(87)
Equities issued	1,375							1,375
Preferred stock dividends					(9,178)			(9,178)
Other, net	(666)	(71)			404			(333)
Comprehensive income:
Net income				203,000	52,593			255,593
Other comprehensive income						12,106		12,106

Total comprehensive income								267,699

Dividends and equities payable	(69,856)			(60,900)	(1,650)			(132,406)

Balances, August 31, 2005	1,153,709	27,467	126,688	142,100	315,893	4,971	8,050	1,778,878
Dividends and equity retirement determination	69,856			60,900	1,650			132,406
Patronage distribution	145,333			(203,000)	(4,850)			(62,517)
Equities retired	(55,836)	(97)						(55,933)
Capital equity certificates exchanged for preferred stock	(23,824)		23,824		(88)			(88)
Equities issued	11,064							11,064
Preferred stock dividends					(10,816)			(10,816)
Other, net	(3,300)	(197)			221			(3,276)
Comprehensive income:
Net income				374,000	131,391			505,391
Other comprehensive income						8,131		8,131

Total comprehensive income								513,522

Dividends and equities payable	(116,919)			(130,900)	(1,955)			(249,774)

Balances, August 31, 2006	1,180,083	27,173	150,512	243,100	431,446	13,102	8,050	2,053,466
Dividends and equity retirement determination	116,919			130,900	1,955			249,774
Patronage distribution	246,802			(374,000)	(5,860)			(133,058)
Equities retired	(70,402)	(382)						(70,784)
Capital equity certificates exchanged for preferred stock	(35,899)		35,899		(145)			(145)
Equities issued	10,132							10,132
Preferred stock dividends					(13,104)			(13,104)
Other, net	(3,203)	(145)			168		(9)	(3,189)
Comprehensive income:
Net income				550,000	206,723			756,723
Other comprehensive income						62,353		62,353

Total comprehensive income								819,076

Adjustment to initially apply FASB Statement No. 158						(62,419)		(62,419)
Dividends and equities payable	(179,381)			(192,500)	(2,413)			(374,294)

Balances, August 31, 2007	$1,265,051	$26,646	$186,411	$357,500	$618,770	$13,036	$8,041	$2,475,455

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended August 31
	2007	2006	2005
	(Dollars in thousands)
Cash flows from operating activities:
Net income	$756,723	$505,391	$255,593
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	140,596	126,777	110,332
Amortization of deferred major repair costs	23,250	14,716	10,174
Income from equity investments	(109,685)	(84,188)	(95,742)
Distributions from equity investments	66,693	58,240	64,869
Minority interests	143,214	91,079	49,825
Noncash portion of patronage dividends received	(3,302)	(4,969)	(3,060)
Gain on sale of property, plant and equipment	(6,916)	(5,232)	(7,370)
Loss on sale of business			6,163
Gain on investments	(20,616)		(13,013)
Deferred taxes	50,868	88,323	30,119
Other, net	4,261	460	1,027
Changes in operating assets and liabilities:
Receivables	(278,179)	44,650	(250,202)
Inventories	(528,288)	(198,501)	(190,081)
Other current assets and other assets	(254,715)	62,973	(74,911)
Customer credit balances	44,030	(25,915)	3,216
Customer advance payments	79,138	(48,062)	62,773
Accounts payable and accrued expenses	290,868	(156,292)	326,303
Other liabilities	9,346	28,371	5,988

Net cash provided by operating activities	407,286	497,821	292,003

Cash flows from investing activities:
Acquisition of property, plant and equipment	(373,300)	(234,992)	(257,470)
Proceeds from disposition of property, plant and equipment	13,548	13,911	21,109
Expenditures for major repairs	(34,664)	(42,879)	(15,472)
Proceeds from sale of business			38,286
Investments	(95,834)	(72,989)	(25,938)
Investments redeemed	4,935	7,283	13,514
Proceeds from sale of investments	10,918		147,801
Changes in notes receivable	(29,320)	20,955	(23,770)
Acquisition of intangibles	(15,583)	(2,867)	(372)
Acquisition of working capital, net	(8,604)
Other investing activities, net	(2,051)	3,351	(5,062)

Net cash used in investing activities	(529,955)	(308,227)	(107,374)

Cash flows from financing activities:
Changes in notes payable	633,203	(59,025)	(54,968)
Borrowings on long-term debt	4,050		125,000
Principal payments on long-term debt	(60,851)	(36,669)	(36,033)
Payments for bank fees on debt	(104)	(1,997)	(2,474)
Changes in checks and drafts outstanding	85,412	(10,513)	2,814
Distributions to minority owners	(76,763)	(80,529)	(29,925)
Costs incurred — capital equity certificates redeemed	(145)	(88)	(87)
Preferred stock dividends paid	(13,104)	(10,816)	(9,178)
Retirements of equities	(70,784)	(55,933)	(23,673)
Cash patronage dividends paid	(133,058)	(62,517)	(51,578)

Net cash provided by (used in) financing activities	367,856	(318,087)	(80,102)

Net increase (decrease) in cash and cash equivalents	245,187	(128,493)	104,527
Cash and cash equivalents at beginning of period	112,525	241,018	136,491

Cash and cash equivalents at end of period	$357,712	$112,525	$241,018

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Summary of Significant Accounting Policies

Organization

CHS Inc. (CHS or the Company) is an agricultural supply, energy and grain-based foods cooperative company organized for the mutual benefit of its members. Members of the cooperative are located throughout the United States. The Company provides a wide variety of products and services, from initial agricultural inputs such as fuels, farm supplies and agronomy products, to agricultural outputs that include grains and oilseeds, grain and oilseed processing and food products. Revenues are both domestic and international.

  Consolidation

The consolidated financial statements include the accounts of CHS and all of its wholly-owned and majority-owned subsidiaries and limited liability companies, including National Cooperative Refinery Association (NCRA), included in our Energy segment. The effects of all significant intercompany transactions have been eliminated.

The Company had various insignificant acquisitions, during the three years ended August 31, 2007, which have been accounted for using the purchase method of accounting. Operating results of the acquisitions are included in the consolidated financial statements since the respective acquisition dates. The respective purchase prices were allocated to the assets and liabilities acquired based upon the estimated fair values. The excess purchase prices over the estimated fair values of the net assets acquired have been reported as identifiable intangible assets. During 2006, our investment in Provista Renewable Fuels Marketing, LLC (Provista) resulted in financial statement consolidation of that entity.

  Cash Equivalents

Cash equivalents include short-term, highly liquid investments with original maturities of three months or less at the date of acquisition.

  Inventories

Grain, processed grain, oilseed and processed oilseed are stated at net realizable values which approximates market values. All other inventories are stated at the lower of cost or market. Costs for inventories produced or modified by the Company through a manufacturing process include fixed and variable production and raw material costs, and in-bound freight costs for raw materials over the amount charged to cost of goods sold. Costs for inventories purchased for resale include the cost of products and freight incurred to place the products at the Company’s points of sales. The cost of certain energy inventories (wholesale refined products, crude oil and asphalt) is determined on the last-in, first-out (LIFO) method; all other inventories of non-grain products purchased for resale are valued on the first-in, first-out (FIFO) and average cost methods.

Derivative Financial Instruments

  Commodity Price Risk

The Company is exposed to price fluctuations on energy, grain and oilseed transactions due to fluctuations in the market value of inventories and fixed or partially fixed purchase and sales contracts. The Company’s use of derivative instruments reduces the effects of price volatility, thereby protecting against adverse short-term price movements, while somewhat limiting the benefits of short-term price movements. However, fluctuations in inventory valuations may not be completely hedged, due in part to the absence of satisfactory hedging facilities for certain commodities and geographical areas and in part to the Company’s assessment of its exposure from expected price fluctuations.

The Company generally enters into opposite and offsetting positions using futures contracts or options to the extent practical, in order to arrive at a net commodity position within the formal position limits set by the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company and deemed prudent for each of those commodities. These contracts are purchased and sold through regulated commodity exchanges. The contracts are economic hedges of price risk, but are not designated or accounted for as hedging instruments for accounting purposes in any operations, with the exception of some contracts included in the Energy segment discussed below. These contracts are recorded on the Consolidated Balance Sheet at fair values based on quotes listed on regulated commodity exchanges. Unrealized gains and losses on these contracts are recognized in cost of goods sold in our Consolidated Statements of Operations using market-based prices.

The Company also manages its risks by entering into fixed-price purchase and sales contracts with pre-approved producers and by establishing appropriate limits for individual suppliers. Fixed-price contracts are entered into with customers of acceptable creditworthiness, as internally evaluated. The Company is also exposed to loss in the event of nonperformance by the counterparties to the contracts and therefore, contract values are reviewed and adjusted to reflect potential nonperformance. These contracts are recorded on the Consolidated Balance Sheet at fair values based on the market prices of the underlying products listed on regulated commodity exchanges, except for certain fixed-price contracts related to propane in the Energy segment. The propane contracts within the Energy segment meet the normal purchase and sales exemption, and thus are not required to be marked to fair value. Unrealized gains and losses on fixed-price contracts are recognized in cost of goods sold using market-based prices.

Changes in the fair values of derivative instruments described above are recognized in cost of goods sold in the Consolidated Statements of Operations in the period such changes occur for all operations with the exception of some derivative instruments included in the Energy segment. Included in other current assets on August 31, 2007 and 2006, are derivative assets of $247.1 million and $74.3 million, respectively. Included in accrued expenses on August 31, 2007 and 2006, are derivative liabilities of $177.2 million and $97.8 million, respectively.

In the Energy segment, certain financial contracts entered into for the spread between crude oil purchase value and distillate selling price have been designated and accounted for as hedging instruments (cash flow hedges). The unrealized gains or losses of these contracts are deferred to accumulated other comprehensive income in the equity section of the Consolidated Balance Sheet for the fiscal year ended August 31, 2006, and will be included in earnings upon settlement. Settlement dates for cash flow hedges extend through December 31, 2007. At August 31, 2007, the cash flow hedges did not qualify for hedge accounting and therefore are recorded in cost of goods sold in the Consolidated Statements of Operations. A loss of $2.8 million and a gain of $2.8 million, net of taxes, were recorded in accumulated other comprehensive income for the years ended August 31, 2007 and 2006, respectively, for the change in the fair value of cash flow hedges related to these derivatives. During the year ended August 31, 2007, net gains of $9.7 million from these contract settlements were recorded in the Consolidated Statement of Operations. No gains or losses were recorded in the Consolidated Statement of Operations during the year ended August 31, 2006, since there were no settlements.

Interest Rate Risk

The Company uses fixed and floating rate debt to lessen the effects of interest rate fluctuations on interest expense. Short-term debt used to finance inventories and receivables is represented by notes payable with maturities of 30 days or less, so that the blended interest rate to the Company for all such notes approximates current market rates. Long-term debt used to finance non-current assets carries various fixed interest rates and is payable at various dates to minimize the effect of market interest rate changes. The effective interest rate on fixed rate debt outstanding on August 31, 2007, was approximately 6.0%.

The Company enters into interest rate treasury lock instruments to fix interest rates related to a portion of its private placement debts. These instruments were designated and are effective as cash flow hedges for accounting purposes and, accordingly, changes in fair value of $2.2 million, net of taxes, are included in accumulated other comprehensive income. Interest expense for each of the years ended August 31, 2007, 2006

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and 2005, includes $0.9 million which relates to the interest rate derivatives. The additional interest expense is an offset to the lower actual interest paid on the outstanding debt instruments.

Foreign Currency Risk

The Company conducts essentially all of its business in U.S. dollars, except for grain marketing operations in Brazil and purchases of products from Canada, and had minimal risk regarding foreign currency fluctuations during 2007 or in recent years. Foreign currency fluctuations do, however, impact the ability of foreign buyers to purchase U.S. agricultural products and the competitiveness of U.S. agricultural products compared to the same products offered by alternative sources of world supply.

  Investments

Investments in other cooperatives are stated at cost, plus patronage dividends received in the form of capital stock and other equities. Patronage dividends are recorded in cost of goods sold at the time qualified written notices of allocation are received. Joint ventures and other investments, in which the Company has significant ownership and influence, but not control, are accounted for in the consolidated financial statements under the equity method of accounting. Investments in other debt and equity securities are considered available for sale financial instruments and are stated at fair value, with unrealized amounts included as a component of accumulated other comprehensive income (loss).

Disclosure of the fair value of financial instruments, to which the Company is a party, includes estimates and assumptions which may be subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Investments in debt and equity instruments are carried at amounts that approximate estimated fair values. Investments in cooperatives and joint ventures have no quoted market prices.

  Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on the straight-line method by charges to operations at rates based upon the expected useful lives of individual or groups of assets (primarily 15 to 40 years for land improvements and buildings and 3 to 20 years for machinery, equipment, office and other). The cost and related accumulated depreciation and amortization of assets sold or otherwise disposed of are removed from the related accounts and resulting gains or losses are reflected in operations. Expenditures for maintenance and repairs and minor renewals are expensed, while costs of major renewals and betterments are capitalized.

The Company reviews property, plant and equipment and other long-lived assets in order to assess recoverability based on projected income and related cash flows on an undiscounted basis when triggering events occur. Should the sum of the expected future net cash flows be less than the carrying value, an impairment loss would be recognized. An impairment loss would be measured by the amount by which the carrying value of the asset exceeds the fair value of the asset.

As of August 31, 2006, the Company has adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 143, Accounting for Asset Retirement Obligations, and FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations. The Company has asset retirement obligations with respect to certain of its refineries and related assets due to various legal obligations to clean and/or dispose of various component parts at the time they are retired. However, these assets can be used for extended and indeterminate periods of time, as long as they are properly maintained and/or upgraded. It is the Company’s practice and current intent to maintain refinery and related assets and to continue making improvements to those assets based on technological advances. As a result, the Company believes that its refineries and related assets have indeterminate lives for purposes of estimating asset retirement obligations because dates or ranges of dates upon which the Company would retire refinery and related assets cannot reasonably be estimated at this time. When a date or range of dates can reasonably be

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

estimated for the retirement of any component part of a refinery or related asset, the Company will estimate the cost of performing the retirement activities and record a liability for the fair value of that cost using established present value techniques.

  Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price of an acquired entity over the amounts assigned to assets acquired and liabilities assumed. Goodwill and other intangible assets are reviewed for impairment annually or more frequently if certain impairment conditions arise. Goodwill and other intangible assets that are impaired are written down to fair value. Other intangible assets consist primarily of trademarks, customer lists and agreements not to compete. Intangible assets subject to amortization are expensed over their respective useful lives (ranging from 3 to 15 years). The Company has no material intangible assets with indefinite useful lives.

  Revenue Recognition

The Company provides a wide variety of products and services, from production agricultural inputs such as fuels, farm supplies and crop nutrients, to agricultural outputs that include grain and oilseed, processed grains and oilseeds and food products. Grain and oilseed sales are recorded after the commodity has been delivered to its destination and final weights, grades and settlement prices have been agreed upon. All other sales are recognized upon transfer of title, which could occur upon either shipment or receipt by the customer, depending upon the transaction. Amounts billed to a customer as part of a sales transaction related to shipping and handling are included in revenues. Service revenues are recorded only after such services have been rendered.

  Environmental Expenditures

Liabilities, including legal costs, related to remediation of contaminated properties are recognized when the related costs are considered probable and can be reasonably estimated. Estimates of environmental costs are based on current available facts, existing technology, undiscounted site-specific costs and currently enacted laws and regulations. Recoveries, if any, are recorded in the period in which recovery is considered probable. Liabilities are monitored and adjusted as new facts or changes in law or technology occur. Environmental expenditures are capitalized when such costs provide future economic benefits.

  Income Taxes

The Company is a nonexempt agricultural cooperative and files a consolidated federal income tax return with its 80% or more owned subsidiaries. The Company is subject to tax on income from nonpatronage sources and undistributed patronage-sourced income. Income tax expense is primarily the current tax payable for the period and the change during the period in certain deferred tax assets and liabilities. Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for federal and state income tax purposes, at each fiscal year end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

  Comprehensive Income

Comprehensive income primarily includes net income, unrealized net gains or losses on available for sale investments and energy derivatives, and changes in the funded status of pension and other postretirement plans. Total comprehensive income is reflected in the Consolidated Statements of Equities and Comprehensive Income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

  Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Recent Accounting Pronouncements

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (FIN 48). FIN 48 clarifies the accounting for income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. FIN 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. The Company does not expect that the adoption of FIN 48 will have a material impact on its financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS No. 157) to increase consistency and comparability in fair value measurements by defining fair value, establishing a framework for measuring fair value in generally accepted accounting principles, and expanding disclosures about fair value measurements. SFAS No. 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company is in the process of evaluating the effect that the adoption of SFAS No. 157 will have on its consolidated results of operations and financial condition.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 provides entities with an option to report certain financial assets and liabilities at fair value, with changes in fair value reported in earnings, and requires additional disclosures related to an entity’s election to use fair value reporting. It also requires entities to display the fair value of those assets and liabilities for which the entity has elected to use fair value on the face of the balance sheet. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is in the process of evaluating the effect that the adoption of SFAS No. 159 will have on its consolidated results of operations and financial condition.

  Reclassifications

Certain reclassifications have been made to prior year’s amounts to conform to current year classifications. These reclassifications had no effect on previously reported net income, equities and comprehensive income, or cash flows.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.  Receivables

Receivables as of August 31, 2007 and 2006 are as follows:

	2007	2006
	(Dollars in thousands)

Trade	$1,366,428	$1,056,514
Other	97,783	73,986

	1,464,211	1,130,500
Less allowances for doubtful accounts	62,960	53,898

	$1,401,251	$1,076,602

All international sales are denominated in U.S. dollars. International sales for the years ended August 31, 2007, 2006 and 2005 are as follows:

	2007	2006	2005
	(Dollars in millions)

Africa	$229	$119	$83
Asia	1,130	904	880
Europe	178	183	129
North America, excluding U.S.	900	717	605
South America	608	156	271

	$3,045	$2,079	$1,968

The Company routinely enters into buy/sell contracts associated with crude oil. These contracts are used to facilitate the Company’s crude oil purchasing activity and supply requirements. Physical delivery occurs for each side of the transaction, and the risk and reward of ownership are evidenced by title transfer, assumption of environmental risk, transportation scheduling, credit risk and risk of nonperformance by the counterparty. As a result, the Company accounts for these buy/sell transactions, net, in cost of goods sold in the Consolidated Statements of Operations.

3.  Inventories

Inventories as of August 31, 2007 and 2006 are as follows:

	2007	2006
	(Dollars in thousands)

Grain and oilseed	$928,567	$511,413
Energy	490,675	447,664
Feed and farm supplies	178,167	137,978
Processed grain and oilseed	66,407	32,198
Other	2,816	1,571

	$1,666,632	$1,130,824

As of August 31, 2007, the Company valued approximately 17% of inventories, primarily related to energy, using the lower of cost, determined on the LIFO method, or market (21% as of August 31, 2006). If the FIFO method of accounting for these inventories had been used, inventories would have been higher than the reported amount by $389.0 million and $370.5 million at August 31, 2007 and 2006, respectively. During 2005, energy inventory quantities were reduced, which resulted in liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the cost of 2005 purchases. The effect of the liquidation decreased cost of goods sold by $15.8 million during 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.  Investments

Investments as of August 31, 2007 and 2006 are as follows:

	2007	2006
	(Dollars in thousands)

CF Industries Holdings, Inc.	$101,986	$34,105
Cooperatives:
Land O’Lakes, Inc.	41,061	38,929
Ag Processing Inc.	20,416	21,297
CoBank, ACB (CoBank)	12,659	11,956
Joint ventures:
United Country Brands, LLC (Agriliance LLC)	182,834	175,306
US BioEnergy Corporation	138,474	69,264
Ventura Foods, LLC	134,079	132,222
Cofina Financial, LLC	39,805	38,752
Horizon Milling, LLC	36,092	30,753
Horizon Milling G.P.	15,500
Multigrain AG	23,082
TEMCO, LLC	11,957	3,486
Other	122,647	68,183

	$880,592	$624,253

In February 2005, the board of directors of CF Industries, Inc. (CF), a domestic fertilizer manufacturer in which CHS held a minority interest, determined after reviewing indicative values from strategic buyers that a greater value could be derived for the business through an initial public offering (IPO) of stock in the company. The IPO was completed in August 2005. Prior to the IPO, CHS held an ownership interest of approximately 20% in CF, with a carrying value of $153.0 million, which consisted primarily of noncash patronage refunds received from CF over the years. Through the IPO, CHS sold approximately 81% of its ownership interest for cash proceeds of $140.4 million. As a result, the Company recognized a pretax gain of $9.6 million ($8.8 million net of taxes) during 2005.

After the IPO transaction, CHS held an ownership interest in CF Industries Holdings, Inc. (the post-IPO name) of approximately 3.9% or 2,150,396 shares. During the year ended August 31, 2007, CHS sold 540,000 shares of the stock for proceeds of $10.9 million, and recorded a pretax gain of $5.3 million, reducing its ownership interest in CF Industries Holdings, Inc. to approximately 2.9%. CHS accounts for this investment as an available for sale security, and accordingly, it has adjusted the carrying value of the shares to the $102.0 million market value on August 31, 2007. An unrealized pretax gain of $85.4 million related to this investment is included in accumulated other comprehensive income on August 31, 2007. During the first quarter of fiscal 2008, CHS sold all of its remaining 1,610,396 shares of stock for proceeds of $108.3 million and recorded a pretax gain of $91.7 million ($84.1 million net of taxes).

During the year ended August 31, 2007, the Company made additional investments of $45.4 million in US BioEnergy Corporation (US BioEnergy), bringing its total cash investment for common stock in US BioEnergy to $115.4 million. Prior investments in US BioEnergy include $70.0 million of stock purchased during the year ended August 31, 2006. In December 2006, US BioEnergy completed an IPO, and the effect of the issuance of additional shares of its stock was to dilute the Company’s ownership interest from approximately 25% to 21%. In addition, on August 29, 2007, US BioEnergy completed an acquisition with total aggregate net consideration comprised of the issuance of US BioEnergy common stock and cash. Due to US BioEnergy’s increase in equity, primarily from these two transactions, the Company recognized a non-cash net gain of $15.3 million on its investment during the year ended August 31, 2007, to reflect its proportionate

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

share of the increase in the underlying equity of US BioEnergy. This gain is reflected in the Processing segment. On August 31, 2007, the Company’s ownership interest in US BioEnergy was approximately 19%, and based upon the market price of $10.41 per share on that date, the Company’s investment had a fair value of approximately $159.3 million. During the first quarter of fiscal 2008, the Company purchased additional shares of US BioEnergy common stock for $6.5 million, which increased its ownership interest to approximately 20%. The Company is recognizing earnings of US BioEnergy to the extent of its ownership interest using the equity method of accounting. The carrying value of the Company’s investment in US BioEnergy of $138.5 million exceeds its share of US BioEnergy’s equity by $19.0 million, and represents equity method goodwill.

During the year ended August 31, 2007, the Company invested in two new ventures. The Company invested $22.2 million for an equity position in a Brazil-based grain handling and merchandising company, Multigrain S.A., an agricultural commodities business headquartered in Sao Paulo, Brazil, and currently has a 37.5% ownership interest which is included in the Ag Business segment. This venture includes grain storage and export facilities and builds on the Company’s South American soybean origination. The Company also invested $15.6 million in Horizon Milling G.P. (24% CHS ownership), a joint venture included in the Processing segment, that acquired the Canadian grain-based foodservice and industrial businesses of Smucker Foods of Canada, which includes three flour milling operations and two dry baking mixing facilities in Canada.

As of August 31, 2007, the carrying value of the Company’s equity method investees, Agriliance LLC (Agriliance) and Ventura Foods, LLC, exceeds its share of their equity by $43.1 million, of which $3.5 million is being amortized with a remaining life of approximately five years. The remaining basis difference represents equity method goodwill.

The Company has a 50% interest in Ventura Foods, LLC, a joint venture entity, which produces and distributes vegetable oil-based products. The following provides summarized unaudited financial information for Ventura Foods, LLC balance sheets as of August 31, 2007 and 2006, and statements of operations for the twelve months ended August 31, 2007, 2006 and 2005:

	2007	2006
	(Dollars in thousands)

Current assets	$269,156	$237,117
Non-current assets	470,359	441,435
Current liabilities	195,376	141,080
Non-current liabilities	309,221	308,377

	2007	2006	2005
	(Dollars in thousands)

Net sales	$1,637,998	$1,483,583	$1,413,426
Gross profit	207,148	196,847	184,466
Net income	62,366	57,756	61,779

Agriliance is a wholesale and retail crop nutrients and crop protections products company and is owned and governed by United Country Brands, LLC (50%) and Land O’Lakes, Inc. (50%). United Country Brands, LLC is 100% owned by CHS. The Company accounts for its Agriliance investment using the equity method of accounting within the Ag Business segment.

In June 2007, the Company announced that two business segments of Agriliance were being repositioned. In September 2007, the Company acquired the crop nutrients business of Agriliance and Land O’Lakes, Inc. acquired the crop protection business.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following provides summarized financial information for Agriliance balance sheets as of August 31, 2007 and 2006, and statements of operations for the years ended August 31, 2007, 2006 and 2005:

	2007	2006
	(Dollars in thousands)

Current assets	$1,534,432	$1,261,874
Non-current assets	130,347	166,365
Current liabilities	1,214,019	999,038
Non-current liabilities	138,173	132,071

	2007	2006	2005
	(Dollars in thousands)

Net sales	$4,049,088	$3,739,632	$3,735,125
Earnings from operations	116,584	76,052	90,812
Net income	58,701	52,268	77,113

Various agreements with other owners of investee companies and a majority-owned subsidiary set out parameters whereby CHS may buy and sell additional interests in those companies, upon the occurrence of certain events, at fair values determinable as set forth in the specific agreements.

5.  Property, Plant and Equipment

A summary of property, plant and equipment as of August 31, 2007 and 2006 is as follows:

	2007	2006
	(Dollars in thousands)

Land and land improvements	$90,263	$84,347
Buildings	410,556	395,833
Machinery and equipment	2,258,108	2,112,629
Office and other	81,091	75,836
Construction in progress	320,101	121,379

	3,160,119	2,790,024
Less accumulated depreciation and amortization	1,431,948	1,313,785

	$1,728,171	$1,476,239

In January 2002, the Company formed a limited liability company with Cargill, Incorporated, to engage in wheat flour milling and processing. The Company holds a 24% interest in the entity, which is known as Horizon Milling, LLC. The Company is leasing certain of its wheat milling facilities and related equipment to Horizon Milling, LLC under an operating lease agreement. The book value of the leased milling assets at August 31, 2007 and 2006, was $76.4 million and $82.0 million, respectively, net of accumulated depreciation of $54.0 million and $48.4 million, respectively.

For the years ended August 31, 2007, 2006 and 2005, the Company capitalized interest of $11.7 million, $4.7 million and $6.8 million, respectively, related to capitalized construction projects.

6.  Discontinued Operations

In May 2005, CHS sold the majority of its Mexican foods business for proceeds of $38.3 million resulting in a loss on disposition of $6.2 million. During 2006, the Company sold or disposed of the remaining assets. The operating results of the Mexican foods business are reported as discontinued operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Summarized results from discontinued operations for the years ended August 31, 2006 and 2005 are as follows:

	2006	2005
	(Dollars in thousands)

Revenues		$43,556
Cost of goods sold		49,919
Marketing, general and administrative*	$(1,168)	18,246
Interest, net	145	2,903
Income tax expense (benefit)	398	(10,702)

Income (loss) from discontinued operations	$625	$(16,810)

*	2006 and 2005 include a $1.6 million gain and a $6.2 million loss on disposition, respectively.

7.  Other Assets

Other assets as of August 31, 2007 and 2006 are as follows:

	2007	2006
	(Dollars in thousands)

Goodwill	$3,804	$3,904
Customer lists, less accumulated amortization of $2,898 and $11,498, respectively	13,894	3,381
Non-compete covenants, less accumulated amortization of $1,826 and $1,678, respectively	3,201	1,531
Trademarks and other intangible assets, less accumulated amortization of $7,249 and $5,379, respectively	15,823	12,838
Prepaid pension and other benefits	101,073	192,180
Capitalized major maintenance	60,787	51,583
Notes receivable	5,874	3,859
Other	4,296	5,781

	$208,752	$275,057

The decrease in goodwill of $0.1 million during 2007 is related to a disposal in the Ag Business segment.

Various cash acquisitions of intangibles totaled $15.6 million during the year ended August 31, 2007. The largest intangible acquired was $6.5 million, which was included in the $15.1 million total acquisition price of a distillers dried grain business in the Ag Business segment. The balance of this business acquisition included $8.6 million of net working capital.

Intangible assets amortization expense for the years ended August 31, 2007, 2006 and 2005 were $3.2 million, $4.9 million and $4.2 million, respectively. The estimated amortization expense related to intangible assets subject to amortization for the next five years will approximate $5.0 million annually for the first three years, $4.5 million for the next year, and $4.0 million for the following year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.  Notes Payable and Long-Term Debt

Notes payable and long-term debt as of August 31, 2007 and 2006 consisted of the following:

	Interest Rates at
	August 31, 2007	2007	2006
		(Dollars in thousands)

Notes payable(a)(i)	1.00% to 8.25%	$672,571	$22,007

Long-term debt:
Revolving term loans from cooperative and other banks, payable in installments through 2009, when the balance is due(b)(i)	6.17% to 13.00%	$80,594	$110,477
Private placement, payable in equal installments beginning in 2008 through 2013(c)(i)	6.81%	225,000	225,000
Private placement, payable in installments beginning in 2007 through 2018(d)(i)	4.96% to 5.60%	157,308	175,000
Private placement, payable in equal installments beginning in 2011 through 2015(e)(i)	5.25%	125,000	125,000
Private placement, payable in equal installments in 2005 through 2011(f)(i)	7.43% to 7.90%	45,714	57,143
Private placement, payable in its entirety in 2010(g)(i)	4.08%	15,000	15,000
Private placement, payable in its entirety in 2011(g)(i)	4.39%	15,000	15,000
Industrial revenue bonds, payable in its entirety in 2011	5.23%	3,925	3,925
Other notes and contracts(h)	1.89% to 12.17%	20,780	18,200

Total long-term debt		688,321	744,745
Less current portion		98,977	60,748

Long-term portion		$589,344	$683,997

	2007	2006

Weighted-average interest rates at August 31:
Short-term debt	6.50%	7.58%
Long-term debt	6.03%	6.09%

(a)	The Company finances its working capital needs through a short-term line of credit with a syndication of domestic and international banks. This revolving line of credit was a five-year $1.1 billion committed facility on August 31, 2007, with $600.0 million outstanding on that date. On October 1, 2007, the Company exercised the accordion feature of the agreement and obtained additional commitments in the amount of $200.0 million from certain lenders under the agreement. The additional commitments increased the total to $1.3 billion on the facility. In addition to this short-term line of credit, the Company has a one-year committed credit facility dedicated to NCRA, with a syndication of banks in the amount of $15.0 million, with no amount outstanding on August 31, 2007. The Company also has a committed revolving line of credit dedicated to Provista in the amount of $25.0 million, with $2.0 million outstanding on August 31, 2007. In addition, the Company has two commercial paper programs totaling up to $125.0 million with two banks participating in the five-year revolving credit facility. The commercial paper programs do not increase the committed borrowing capacity in that the Company is required to have at least an equal amount of undrawn capacity

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

available on the five-year revolving facility as to the amount of commercial paper issued. On August 31, 2007, $51.9 million of commercial paper was outstanding. Other miscellaneous notes payable totaled $18.7 million on August 31, 2007.

(b)	The Company established a long-term credit agreement, which committed $200.0 million of long-term borrowing capacity to the Company through May 31, 1999, of which $164.0 million was drawn before the expiration date of that commitment. On August 31, 2007, $75.4 million was outstanding. NCRA term loans of $3.0 million are collateralized by NCRA’s investment in CoBank.

(c)	In June 1998, the Company entered into a private placement with several insurance companies for long-term debt in the amount of $225.0 million.

(d)	In October 2002, the Company entered into a private placement with several insurance companies for long-term debt in the amount of $175.0 million.

(e)	In September 2004, the Company entered into a private placement with several insurance companies for long-term debt in the amount of $125.0 million.

(f)	In January 2001, the Company entered into a note purchase and private shelf agreement with Prudential Insurance Company. A long-term note was issued for $25.0 million and a subsequent note for $55.0 million was issued in March 2001.

(g)	In March 2004, the Company entered into a note purchase and private shelf agreement with Prudential Capital Group. In April 2004, two long-term notes were issued for $15.0 million each. In April 2007, the agreement was amended with Prudential Investment Management, Inc. and several other participating insurance companies to expand the uncommitted facility from $70.0 million to $150.0 million.

(h)	Other notes and contracts payable of $8.3 million are collateralized by property, plant and equipment, with a cost of $16.9 million, less accumulated depreciation of $5.0 million on August 31, 2007.

(i)	The debt is unsecured; however restrictive covenants under various agreements have requirements for maintenance of minimum working capital levels and other financial ratios.

In December 2006, NCRA entered into an agreement with the City of McPherson, Kansas related to certain of its ultra-low sulfur fuel assets (cost of approximately $325.0 million). The City of McPherson issued $325.0 million of Industrial Revenue Bonds (IRBs) which were transferred to NCRA as consideration in a financing agreement between the City of McPherson and NCRA related to the ultra-low sulfur fuel assets. The term of the financing obligation is ten years, at which time NCRA has the option of extending the financing obligation or purchasing the assets for a nominal amount. NCRA has the right at anytime to offset the financing obligation to the City of McPherson against the IRBs. No cash was exchanged in the transaction and none is anticipated to be exchanged in the future. Due to the structure of the agreement, the financing obligation and the IRBs are shown net in the Company’s consolidated financial statements. On March 18, 2007, notification was sent to the bond trustees to pay the IRBs down by $324.0 million, at which time the financing obligation to the City of McPherson was offset against the IRBs. The balance of $1.0 million will remain outstanding until final maturity in ten years.

The fair value of long-term debt approximates book value as of August 31, 2007 and 2006.

On October 4, 2007, the Company entered into a private placement note purchase agreement and received proceeds of $400.0 million. The unsecured notes have a ten-year term and an interest rate of 6.18%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The aggregate amount of long-term debt payable as of August 31, 2007 is as follows:

(Dollars in thousands)

2008	$98,977
2009	117,910
2010	82,634
2011	111,665
2012	94,517
Thereafter	182,618

$688,321

Interest, net for the years ended August 31, 2007, 2006 and 2005 is as follows:

	2007	2006	2005
	(Dollars in thousands)

Interest expense	$51,811	$50,562	$51,531
Interest income	20,713	9,257	10,022

Interest, net	$31,098	$41,305	$41,509

9.  Income Taxes

The provision for income taxes for the years ended August 31, 2007, 2006 and 2005 is as follows:

	2007	2006	2005
	(Dollars in thousands)

Continuing operations:
Current	$(10,200)	$(28,973)	$4,034
Deferred	42,068	91,123	37,919
Valuation allowance	8,800	(2,800)	(7,800)

Income taxes from continuing operations	40,668	59,350	34,153
Income taxes from discontinued operations		398	(10,702)

Income taxes	$40,668	$59,748	$23,451

The Company’s current tax provision is significantly impacted by the utilization of loss carryforwards and tax benefits passed to the Company from NCRA. The passthrough tax benefits are associated with refinery upgrades that enable NCRA to produce ultra-low sulfur fuels as mandated by the Environmental Protection Agency.

Deferred taxes are comprised of basis differences related to investments, accrued liabilities and certain federal and state tax credits. NCRA files separate tax returns and, as such, these items must be assessed independent of the Company’s deferred tax assets when determining recoverability.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The tax effect of temporary differences of deferred tax assets and liabilities as of August 31, 2007 and 2006 is as follows:

	2007	2006
	(Dollars in thousands)

Deferred tax assets:
Accrued expenses and valuation reserves	$81,653	$76,582
Postretirement health care and deferred compensation	65,339	49,652
Tax credits	50,402	16,763
Loss carryforward	6,427	25,027
Major maintenance	32,411	28,342
Other	15,169	14,573

Total deferred tax assets	251,401	210,939

Deferred tax liabilities:
Pension, including minimum liability	55,957	52,715
Equity method investments	84,671	55,128
Property, plant and equipment	191,369	159,034
Other	25,928	12,960

Total deferred tax liabilities	357,925	279,837

Deferred tax assets valuation reserve	(9,375)	(571)

Net deferred tax liability	$115,899	$69,469

During fiscal years ended August 31, 2007 and 2006, the Company reduced its valuation allowance on a capital loss carryforward due to capital gains generated during those years. During the year ended August 31, 2007, NCRA provided a $9.4 million valuation allowance related to its carryforward of certain state tax credits. The allowance was necessary due to the limited amount of taxable income generated by NCRA on an annual basis. As of August 31, 2007, NCRA has net operating loss carryforwards of $14.8 million for tax purposes available to offset future taxable income. If not used, these carryforwards will expire in fiscal years beginning in 2024 and through 2025.

As of August 31, 2007, net deferred taxes of $5.5 million and $157.9 million are included in current assets and other liabilities, respectively ($77.6 million and $185.4 million in current assets and other liabilities, respectively, as of August 31, 2006).

The reconciliation of the statutory federal income tax rates to the effective tax rates for continuing operations for the years ended August 31, 2007, 2006 and 2005 is as follows:

	2007	2006	2005

Statutory federal income tax rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal income tax benefit	3.9	3.9	3.9
Patronage earnings	(27.5)	(27.4)	(26.9)
Export activities at rates other than the U.S. statutory rate	(1.6)	(0.8)	(2.4)
Valuation allowance	1.1	(0.5)	(2.6)
Tax credits	(3.6)	(1.8)
Other	(2.2)	2.1	4.1

Effective tax rate	5.1%	10.5%	11.1%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.  Equities

In accordance with the by-laws and by action of the Board of Directors, annual net earnings from patronage sources are distributed to consenting patrons following the close of each fiscal year, and are based on amounts using financial statement earnings. The cash portion of the patronage distribution is determined annually by the Board of Directors, with the balance issued in the form of capital equity certificates.

Annual net savings from sources other than patronage may be added to the unallocated capital reserve or, upon action by the Board of Directors, may be allocated to members in the form of nonpatronage equity certificates. Redemptions are at the discretion of the Board of Directors.

Redemptions of capital equity certificates approved by the Board of Directors are divided into two pools, one for non-individuals (primarily member cooperatives) who may participate in an annual pro-rata program for equities held by them, and another for individual members who are eligible for equity redemptions at age 72 or upon death. Commencing in fiscal 2008, until further resolution, the Board of Directors has reduced the age for individuals who are eligible for equity redemptions to age 70. The amount that each non-individual member receives under the pro-rata program in any year will be determined by multiplying the dollars available for pro-rata redemptions, if any that year, as determined by the Board of Directors, by a fraction, the numerator of which is the amount of patronage certificates eligible for redemption held by them, and the denominator of which is the sum of the patronage certificates eligible for redemption held by all eligible holders of patronage certificates that are not individuals. In addition to the annual pro-rata program, the Board of Directors has approved additional equity redemptions targeting older capital equity certificates which were paid in fiscal 2007 and that are authorized to be paid in fiscal 2008. In accordance with authorization from the Board of Directors, the Company expects total redemptions related to the year ended August 31, 2007, that will be distributed in fiscal 2008, to be approximately $179.4 million. These expected distributions are classified as a current liability on the August 31, 2007 Consolidated Balance Sheet.

For the years ended August 31, 2007, 2006 and 2005, the Company redeemed in cash, equities in accordance with authorization from the Board of Directors, $70.8 million, $55.9 million and $23.7 million, respectively. An additional $35.9 million, $23.8 million and $20.0 million of capital equity certificates were redeemed in fiscal years 2007, 2006 and 2005, respectively, by issuance of shares of the Company’s 8% Cumulative Redeemable Preferred Stock (Preferred Stock). The amount of equities redeemed with each share of Preferred Stock issued was $26.09, $26.10 and $27.58, which was the closing price per share of the stock on the NASDAQ Global Select Market on February 8, 2007, January 23, 2006 and January 24, 2005, respectively.

The Preferred Stock is listed on the NASDAQ Global Select Market under the symbol CHSCP. On August 31, 2007, the Company had 7,240,221 shares of Preferred Stock outstanding with a total redemption value of approximately $181.0 million, excluding accumulated dividends. The Preferred Stock accumulates dividends at a rate of 8% per year (dividends are payable quarterly) and is redeemable at the Company’s option after February 1, 2008. At this time, the Company has no intention of redeeming any Preferred Stock.

11.  Benefit Plans

The Company has various pension and other defined benefit and defined contribution plans, in which substantially all employees may participate. The Company also has non-qualified supplemental executive and board retirement plans.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statement No. 87, 88, 106 and 132(R)”. This standard requires employers to recognize the underfunded or overfunded status of defined benefit pension and postretirement plans as an asset or liability in its statement of financial position, and recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income, which is a component of stockholders’ equity. This standard also eliminates the requirement for Additional Minimum

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Pension Liability (AML) required under SFAS No. 87. As of August 31, 2007, NCRA’S measurement date was August 31, 2007 and CHS measurement date was June 30, 2007.

The following table illustrates the adjustments to the balance sheet to record the funded status as of August 31, 2007:

	Pre-SFAS No. 158	SFAS No. 158
	With AML	Adoption	Post SFAS
	Adjustments	Adjustments	No. 158
	(Dollars in thousands)

Prepaid pension	$131,322	$(95,239)	$36,083
Accrued pension liability	(47,663)	(15,057)	(62,720)
Intangible asset	291	(291)	—
Deferred tax asset	189	39,699	39,888
Minority interest		8,469	8,469
Accumulated other comprehensive income, net of tax	296	62,419	62,715
Accumulated other comprehensive income, pre-tax	485	102,118	102,603

Financial information on changes in benefit obligation and plan assets funded and balance sheets status as of August 31, 2007 and 2006 is as follows:

	Qualified		Non-Qualified
	Pension Benefits		Pension Benefits		Other Benefits
	2007	2006	2007	2006	2007	2006
	(Dollars in thousands)
Change in benefit obligation:
Benefit obligation at beginning of period	$328,125	$333,464	$23,381	$27,440	$28,315	$29,845
Service cost	14,360	14,892	1,023	2,195	957	1,024
Interest cost	19,259	17,037	1,480	1,368	1,668	1,568
Plan amendments	14,960	430	727	345
Transfers				(5,049)
Actuarial (gain) loss	(852)	(8,813)	9,794	(885)	881	(552)
Special agreement				85
Assumption change	(5,401)	(6,614)	(37)	(1,333)	(1,482)	(1,124)
Medicare D					262
Benefits paid	(24,132)	(22,271)	(724)	(785)	(2,600)	(2,446)

Benefit obligation at end of measurement date	$346,319	$328,125	$35,644	$23,381	$28,001	$28,315

Change in plan assets:
Fair value of plan assets at beginning of period	$345,860	$335,488
Actual income on plan assets	45,826	25,688
Company contributions	14,877	6,955	$724	$785	$2,600	$2,446
Benefits paid	(24,132)	(22,271)	(724)	(785)	(2,600)	(2,446)

Fair value of plan assets at end of measurement date	$382,431	$345,860	$—	$—	$—	$—

Funded status of plans as of August 31, 2006		$17,401		$(23,381)		$(28,315)
Employer contributions after measurement date				328		205
Unrecognized actuarial loss (gain)		104,665		888		(1,181)
Unrecognized transition obligation						6,452
Unrecognized prior service cost (benefit)		5,513		2,009		(1,362)
Special agreement				(85)

Prepaid benefit cost (accrued)		$127,579		$(20,241)		$(24,201)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Qualified		Non-Qualified
	Pension Benefits		Pension Benefits		Other Benefits
	2007	2006	2007	2006	2007	2006
	(Dollars in thousands)
Amounts recognized on balance sheet as of August 31, 2006
Other assets (accrued benefit liability)		$127,579		$(21,396)		$(24,201)
Intangible assets				599
Accumulated other comprehensive loss				556

Net amounts recognized		$127,579		$(20,241)		$(24,201)

Amounts recognized on balance sheet as of August 31, 2007
Non-current assets	$36,083
Accrued benefit cost:
Current liabilities			$(1,862)		$(1,911)
Non-current liabilities			(33,119)		(25,828)

Ending balance	$36,083		$(34,981)		$(27,739)

Amounts recognized in accumulated other comprehensive income (pre-tax) as of August 31, 2007
Net transition obligation					$5,516
Prior service cost	$19,608		$2,276		(1,044)
Net loss (gain)	75,886		10,434		(1,603)
Minority interest	(7,191)		(53)		(1,226)

Ending balance	$88,303		$12,657		$1,643

For measurement purposes, an 8.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for the year ended August 31, 2007. The rate was assumed to decrease gradually to

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.0% for 2012 and remain at that level thereafter. Components of net periodic benefit costs for the years ended August 31, 2007, 2006 and 2005 are as follows:

	Qualified			Non-Qualified
	Pension Benefits			Pension Benefits			Other Benefits
	2007	2006	2005	2007	2006	2005	2007	2006	2005
	(Dollars in thousands)
Components of net periodic benefit cost:
Service cost	$14,360	$14,892	$12,749	$1,023	$2,195	$991	$957	$1,024	$874
Interest cost	19,259	17,037	18,039	1,479	1,368	1,175	1,668	1,568	1,776
Expected return on assets	(29,171)	(28,362)	(27,648)
Prior service cost amortization	867	855	792	494	516	519	(319)	(305)	(294)
Actuarial loss (gain) amortization	5,766	7,513	5,759	77	210	124	(231)	17	43
Transition amount amortization							936	936	936

Net periodic benefit cost	$11,081	$11,935	$9,691	$3,073	$4,289	$2,809	$3,011	$3,240	$3,335

Average assumptions:
Discount rate	6.25%	6.05%	5.25%	6.25%	6.05%	5.25%	6.25%	6.05%	5.25%
Expected return on plan assets	8.75%	8.80%	9.00%	N/A	N/A	N/A	N/A	N/A	N/A
Rate of compensation increase	4.50%	4.50%	4.80%	4.50%	4.50%	4.50%	4.50%	4.50%	4.80%

The aggregate projected benefit obligation, accumulated benefit obligation and fair value of plan assets for non-qualified pension benefits, with accumulated benefit obligations in excess of plan assets, were as follows as of August 31, 2007 and 2006:

	Non-Qualified
	Pension Benefits
	2007	2006
	(Dollars in thousands)
Projected benefit obligation	$35,644	$23,381
Accumulated benefit obligation	22,731	21,491
Fair value of plan assets	—	—

The estimated amortization from accumulated other comprehensive income into net periodic benefit cost in fiscal 2008 is as follows:

	Qualified	Non-Qualified
	Pension Benefits	Pension Benefits	Other Benefits
	(Dollars in thousands)
Amortization of transition asset	$—	$—	$202
Amortization of prior service cost (benefit)	2,164	578	(319)
Amortization of net actuarial loss (gain)	4,398	823	(258)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage point change in the assumed health care cost trend rates would have the following effects:

	1% Increase	1% Decrease
	(Dollars in thousands)
Effect on total of service and interest cost components	$300	$(267)
Effect on postretirement benefit obligation	2,571	(2,318)

The Company provides defined life insurance and health care benefits for certain retired employees and Board of Directors’ participants. The plan is contributory based on years of service and family status, with retiree contributions adjusted annually.

The Company has other contributory defined contribution plans covering substantially all employees. Total contributions by the Company to these plans were $10.7 million, $9.7 million and $9.5 million, for the years ended August 31, 2007, 2006 and 2005, respectively.

The Company contributed $14.9 million to qualified pension plans in fiscal year 2007. Because the plans are fully funded, the Company does not expect to contribute to the pension plans in fiscal year 2008. The Company expects to pay $3.7 million to participants of the non-qualified pension and postretirement benefit plans during fiscal 2008.

The Company’s retiree benefit payments which reflect expected future service are anticipated to be paid as follows:

			Other Benefits
	Qualified	Non-Qualified		Part D
	Pension Benefits	Pension Benefits	Gross	Reimbursement
	(Dollars in thousands)
2008	$24,317	$1,862	$1,911	$200
2009	24,999	560	1,973	200
2010	27,275	1,268	2,210	200
2011	27,915	5,376	2,405	200
2012	29,946	5,665	2,640	200
2013-2017	186,647	13,664	14,680	800

The Company has trusts that hold the assets for the defined benefit plans. The Company and NCRA have qualified plan committees that set investment guidelines with the assistance of external consultants. Investment objectives for the Company’s plan assets are to:

•	optimize the long-term returns on plan assets at an acceptable level of risk, and

•	maintain broad diversification across asset classes and among investment managers, and focus on long-term return objectives.

Asset allocation targets promote optimal expected return and volatility characteristics given the long-term time horizon for fulfilling the obligations of the pension plans. An annual analysis on the risk versus the return of the investment portfolio is conducted to justify the expected long-term rate of return assumption. The Company generally uses long-term historical return information for the targeted asset mix identified in asset and liability studies. Adjustments are made to the expected long-term rate of return assumption, when deemed necessary, based upon revised expectations of future investment performance of the overall investment markets.

The discount rate reflects the rate at which the associated benefits could be effectively settled as of the measurement date. In estimating this rate, the Company looks at rates of return on fixed-income investments of similar duration to the liabilities in the plans that receive high, investment grade ratings by recognized ratings agencies.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The investment portfolio contains a diversified portfolio of investment categories, including domestic and international equities, fixed income securities and real estate. Securities are also diversified in terms of domestic and international securities, short and long-term securities, growth and value equities, large and small cap stocks, as well as active and passive management styles.

The committees believe that with prudent risk tolerance and asset diversification, the plans should be able to meet pension obligations in the future.

The Company’s pension plans’ average asset allocations by asset categories are as follows:

	2007	2006

Cash	2.7%	0.0%
Debt	29.7	31.3
Equities	62.0	63.7
Real estate	3.9	3.8
Other	1.7	1.2

Total	100.0%	100.0%

12.  Segment Reporting

The Company aligned its business segments based on an assessment of how its businesses operate and the products and services it sells. As a result of this assessment, the Company has three chief operating officers to lead its three business segments: Energy, Ag Business and Processing.

The Energy segment derives its revenues through refining, wholesaling, marketing and retailing of petroleum products. The Ag Business segment derives its revenues through the origination and marketing of grain, including service activities conducted at export terminals, through the retail sales of petroleum and agronomy products, processed sunflowers, feed and farm supplies, and records equity income from investments in the Company’s agronomy joint ventures, grain export joint ventures and other investments. The Processing segment derives its revenues from the sales of soybean meal and soybean refined oil, and records equity income from two wheat milling joint ventures, a vegetable oil-based food manufacturing and distribution joint venture, and an ethanol manufacturing company. The Company includes other business operations in Corporate and Other because of the nature of their products and services, as well as the relative revenue size of those businesses. These businesses primarily include the Company’s insurance, hedging and other service activities related to crop production.

Reconciling Amounts represent the elimination of revenues between segments. Such transactions are conducted at market prices to more accurately evaluate the profitability of the individual business segments.

The Company assigns certain corporate general and administrative expenses to its business segments based on use of such services and allocates other services based on factors or considerations relevant to the costs incurred.

Expenses that are incurred at the corporate level for the purpose of the general operation of the Company are allocated to the segments based upon factors which management considers being non-symmetrical. Due to efficiencies in scale, cost allocations, and intersegment activity, management does not represent that these segments, if operated independently, would report the income before income taxes and other financial information as presented.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Segment information for the years ended August 31, 2007, 2006 and 2005 is as follows:

				Corporate	Reconciling
	Energy	Ag Business	Processing	and Other	Amounts	Total
	(Dollars in thousands)
For the year ended August 31, 2007:
Revenues	$8,105,067	$8,575,389	$754,743	$28,465	$(247,672)	$17,215,992
Cost of goods sold	7,264,180	8,388,476	726,510	(2,261)	(247,672)	16,129,233

Gross profit	840,887	186,913	28,233	30,726	—	1,086,759
Marketing, general and administrative	94,939	97,299	23,545	29,574		245,357

Operating earnings	745,948	89,614	4,688	1,152	—	841,402
Gain on investments		(5,348)	(15,268)			(20,616)
Interest, net	(6,106)	28,550	14,783	(6,129)		31,098
Equity income from investments	(4,468)	(51,830)	(48,446)	(4,941)		(109,685)
Minority interests	143,230	(16)				143,214

Income from continuing operations before income taxes	$613,292	$118,258	$53,619	$12,222	$—	$797,391

Intersegment revenues	$(228,930)	$(18,372)	$(370)		$247,672	$—

Goodwill	$3,654	$150				$3,804

Capital expenditures	$313,246	$44,020	$12,092	$3,942		$373,300

Depreciation and amortization	$86,558	$33,567	$15,116	$5,355		$140,596

Total identifiable assets at August 31, 2007	$2,797,831	$2,846,950	$681,118	$428,474		$6,754,373

For the year ended August 31, 2006:
Revenues	$7,414,361	$6,575,165	$614,471	$31,415	$(251,577)	$14,383,835
Cost of goods sold	6,804,454	6,401,527	588,732	(2,851)	(251,577)	13,540,285

Gross profit	609,907	173,638	25,739	34,266	—	843,550
Marketing, general and administrative	82,867	99,777	21,645	26,949		231,238

Operating earnings	527,040	73,861	4,094	7,317	—	612,312
Interest, net	6,534	23,559	11,096	116		41,305
Equity income from investments	(3,840)	(40,902)	(35,504)	(3,942)		(84,188)
Minority interests	91,588	(509)				91,079

Income from continuing operations before income taxes	$432,758	$91,713	$28,502	$11,143	$—	$564,116

Intersegment revenues	$(242,430)	$(8,779)	$(368)		$251,577	$—

Goodwill	$3,654	$250				$3,904

Capital expenditures	$175,231	$44,542	$13,313	$1,906		$234,992

Depreciation and amortization	$75,581	$31,471	$14,049	$5,676		$126,777

Total identifiable assets at August 31, 2006	$2,215,800	$1,806,243	$518,186	$453,937		$4,994,166

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

				Corporate	Reconciling
	Energy	Ag Business	Processing	and Other	Amounts	Total
	(Dollars in thousands)
For the year ended August 31, 2005:
Revenues	$5,794,266	$5,670,644	$613,766	$29,070	$(180,784)	$11,926,962
Cost of goods sold	5,476,428	5,541,282	604,198	(2,651)	(180,784)	11,438,473

Gross profit	317,838	129,362	9,568	31,721	—	488,489
Marketing, general and administrative	69,951	83,600	20,750	25,053		199,354

Operating earnings (losses)	247,887	45,762	(11,182)	6,668	—	289,135
Gain on investments	(862)	(11,358)	(457)	(336)		(13,013)
Interest, net	8,918	20,535	12,287	(231)		41,509
Equity income from investments	(3,478)	(55,473)	(36,202)	(589)		(95,742)
Minority interests	48,830	(41)		1,036		49,825

Income from continuing operations before income taxes	$194,479	$92,099	$13,190	$6,788	$—	$306,556

Intersegment revenues	$(170,642)	$(9,640)	$(502)		$180,784	$—

Capital expenditures	$205,484	$27,600	$4,751	$19,635		$257,470

Depreciation and amortization	$59,847	$30,748	$13,868	$5,869		$110,332

13.  Commitments and Contingencies

  Environmental

The Company is required to comply with various environmental laws and regulations incidental to its normal business operations. In order to meet its compliance requirements, the Company establishes reserves for the probable future costs of remediation of identified issues, which are included in cost of goods sold and marketing, general and administrative expenses in the Consolidated Statements of Operations. The resolution of any such matters may affect consolidated net income for any fiscal period; however, management believes any resulting liabilities, individually or in the aggregate, will not have a material effect on the consolidated financial position, results of operations or cash flows of the Company during any fiscal year.

In connection with certain refinery upgrades and enhancements now complete, in order to comply with existing environmental regulations, the Company incurred capital expenditures from fiscal years 2003 through 2006 totaling $88.1 million for the Company’s Laurel, Montana refinery and $328.7 million for NCRA’s McPherson, Kansas refinery.

  Other Litigation and Claims

The Company is involved as a defendant in various lawsuits, claims and disputes, which are in the normal course of the Company’s business. The resolution of any such matters may affect consolidated net income for any fiscal period; however, management believes any resulting liabilities, individually or in the aggregate, will not have a material effect on the consolidated financial position, results of operations or cash flows of the Company during any fiscal year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

  Grain Storage

As of August 31, 2007 and 2006, the Company stored grain and processed grain products for third parties totaling $184.1 million and $199.2 million, respectively. Such stored commodities and products are not the property of the Company and therefore are not included in the Company’s inventories.

  Guarantees

The Company is a guarantor for lines of credit for related companies. The Company’s bank covenants allow maximum guarantees of $150.0 million, of which $33.2 million was outstanding as of August 31, 2007. In addition, the Company’s bank covenants allow for guarantees dedicated solely for NCRA in the amount of $125.0 million, for which there are no outstanding guarantees.

Certain agricultural seasonal and term loans to member cooperatives and individuals are made by Cofina Financial, LLC and guaranteed by the Company, at the Company’s discretion. In addition, the Company also guarantees certain debt and obligations under contracts for its subsidiaries and members.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company’s obligations pursuant to its guarantees as of August 31, 2007 are as follows:

	Guarantee/	Exposure on
	Maximum	August 31,	Nature of		Triggering	Recourse	Assets Held
Entities	Exposure	2007	Guarantee	Expiration Date	Event	Provisions	as Collateral
	(Dollars in thousands)
Mountain Country, LLC	$150	$3	Obligations by Mountain Country, LLC under credit agreement	None stated, but may be terminated upon 90 days prior notice in regard to future obligations	Credit agreement default	Subrogation against borrower	Some or all assets of borrower are held as collateral and should be sufficient to cover guarantee exposure
Provista Renewable Fuels Marketing, LLC	$20,000	2,000	Obligations by Provista under credit agreement	None stated	Credit agreement default	Subrogation against Provista	None
Horizon Milling, LLC	$5,000		Indemnification and reimbursement of 24% of damages related to Horizon Milling, LLC’s performance under a flour sales agreement	None stated, but may be terminated by any party upon 90 days prior notice in regard to future obligations	Nonperformance under flour sale agreement	Subrogation against Horizon Milling, LLC	None
TEMCO, LLC	$25,000		Obligations by TEMCO under credit agreement	None stated	Credit agreement default	Subrogation against TEMCO, LLC	None
TEMCO, LLC	$1,000	66	Obligations by TEMCO under counterparty agreement	None stated, but may be terminated upon 5 days prior notice in regard to future obligations	Nonpayment	Subrogation against TEMCO, LLC	None
Third parties	*	1,000	Surety for, or indemnification of surety for sales contracts between affiliates and sellers of grain under deferred payment contracts	Annual renewal on December 1 in regard to surety for one third party, otherwise none stated and may be terminated by the Company at any time in regard to future obligations	Nonpayment	Subrogation against affiliates	Some or all assets of borrower are held as collateral but might not be sufficient to cover guarantee exposure
Cofina Financial, LLC	$18,839	15,706	Loans to our customers that are originated by Cofina and then sold to ProPartners, which is an affiliate of CoBank	None stated	Credit agreement default	Subrogation against borrower	Some or all assets of borrower are held as collateral but might not be sufficient to cover guarantee exposure
Cofina Financial, LLC	$10,700	8,785	Loans made by Cofina to our customers	None stated	Credit agreement default	Subrogation against borrower	Some or all assets of borrower are held as collateral but might not be sufficient to cover guarantee exposure
Agriliance LLC	$5,674	5,674	Outstanding letter of credit from CoBank to Agriliance LLC	None stated	Default under letter of credit reimbursement agreement	Subrogation against borrower	None
Ag Business segment subsidiaries	$1,473		Contribution obligations as a participating employer in the Co-op Retirement Plan	None stated	Nonpayment	None	None

		$33,234

*	The Company’s bank covenants allow for guarantees of up to $150.0 million, but the Company is under no obligation to extend these guarantees. The maximum exposure on any given date is equal to the actual guarantees extended as of that date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Lease Commitments

The Company leases approximately 2,000 rail cars with remaining lease terms of one to ten years. In addition, the Company has commitments under other operating leases for various refinery, manufacturing and transportation equipment, vehicles and office space. Some leases include purchase options at not less than fair market value at the end of the leases term.

Total rental expense for all operating leases, net of rail car mileage credits received from railroad and sublease income, was $44.3 million, $38.5 million and $31.0 million for the years ended August 31, 2007, 2006 and 2005, respectively. Mileage credits and sublease income totaled $3.9 million, $3.2 million and $8.6 million for the years ended August 31, 2007, 2006 and 2005, respectively.

Minimum future lease payments, required under noncancellable operating leases as of August 31, 2007 are as follows:

	Rail		Equipment
	Cars	Vehicles	and Other	Total
	(Dollars in thousands)

2008	$11,463	$18,101	$3,313	$32,877
2009	7,507	14,184	2,921	24,612
2010	6,188	11,409	2,545	20,142
2011	5,166	5,436	2,348	12,950
2012	3,708	3,114	1,891	8,713
Thereafter	5,328	449	2,405	8,182

Total minimum future lease payments	$39,360	$52,693	$15,423	$107,476

14.	Supplemental Cash Flow and Other Information

Additional information concerning supplemental disclosures of cash flow activities for the years ended August 31, 2007, 2006 and 2005 is as follows:

	2007	2006	2005
	(Dollars in thousands)

Net cash paid (received) during the period for:
Interest	$52,323	$54,228	$57,569
Income taxes	(20,274)	(23,724)	(8,804)
Other significant noncash investing and financing transactions:
Capital equity certificates exchanged for preferred stock	35,899	23,824	19,996
Capital equity certificates issued in exchange for elevator properties	10,132	11,064	1,375
Accrual of dividends and equities payable	(374,294)	(249,774)	(132,406)

15.	Related Party Transactions

Related party transactions with equity investees as of August 31, 2007 and 2006 are as follows:

	2007	2006
	(Dollars in thousands)

Sales	$1,639,689	$1,475,478
Purchases	1,176,462	468,286
Receivables	50,733	27,208
Payables	111,195	50,105

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The related party transactions were primarily with TEMCO, LLC, Agriliance LLC, Horizon Milling, LLC, United Harvest, LLC, US BioEnergy Corporation and Ventura Foods, LLC.

16.	Comprehensive Income

The components of comprehensive income, net of taxes, for the years ended August 31, 2007, 2006 and 2005 are as follows:

	2007	2006	2005
	(Dollars in thousands)

Net income	$756,723	$505,391	$255,593
Additional minimum pension liability, net of tax (benefit) expense of ($759), $282 and $1,854 in 2007, 2006 and 2005, respectively	(1,193)	444	2,822
Unrealized net gains on available for sale investments, net of tax expense of $41,722, $1,138 and $5,147 in 2007, 2006 and 2005, respectively	65,533	1,787	8,085
Interest rate hedges, net of tax (benefit) expense of ($65), $826 and $279 in 2007, 2006 and 2005, respectively	(102)	1,298	439
Energy derivative instruments qualified for hedge accounting, net of tax (benefit) expense of ($1,787) and $1,787 in 2007 and 2006, respectively	(2,806)	2,806
Foreign currency translation adjustment, net of tax expense of $588, $1,142 and $484 in 2007, 2006 and 2005, respectively	921	1,796	760

Comprehensive income	$819,076	$513,522	$267,699

The components of accumulated other comprehensive income, net of taxes, as of August 31, 2007 and 2006 are as follows:

	2007	2006
	(Dollars in thousands)

Pension liability adjustment, net of tax benefit of $40,881 and $423 in 2007 and 2006, respectively	$(64,276)	$(664)
Unrealized net gains on available for sale investments, net of tax expense of $48,347 and $6,625 in 2007 and 2006, respectively	75,939	10,406
Interest rate hedges, net of tax benefit of $1,397 and $1,332 in 2007 and 2006, respectively	(2,194)	(2,092)
Energy derivative instruments qualified for hedge accounting, net of tax expense of $1,787 in 2006		2,806
Foreign currency translation adjustment, net of tax expense of $2,271 and $1,683 in 2007 and 2006, respectively	3,567	2,646

Accumulated other comprehensive income	$13,036	$13,102

Note 17.	Change in Accounting Principal—Turnarounds

During the first fiscal quarter of 2008, the Company changed its accounting method for the costs of turnarounds from the accrual method to the deferral method. Turnarounds are the scheduled and required shutdowns of refinery processing units for significant overhaul and refurbishment. Under the deferral accounting method, the costs of turnarounds are deferred when incurred and amortized on a straight-line basis over the period of time estimated to lapse until the next turnaround occurs. The new method of accounting for turnarounds was adopted in order to adhere to FASB Staff Position (“FSP”) No. AUG AIR-1 “Accounting for

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Planned Major Maintenance Activities” which prohibits the accrual method of accounting for planned major maintenance activities. The comparative financial statements for years ended August 31, 2007, 2006 and 2005 have been adjusted to apply the new method retrospectively. These deferred costs are included in the Company’s Consolidated Balance Sheets in other assets. The amortization expenses are included in cost of goods sold in the Company’s Consolidated Statements of Operations. The following consolidated financial statement line items were affected by this change in accounting principle.

	As of and For The Year Ended August 31, 2007
	As	FSP AUG
	Previously	AIR-1	As
	Reported	Adjustment	Adjusted

Consolidated Balance Sheets
Other assets	$147,965	$60,787	$208,752
Accrued expenses	439,084	(6,244)	432,840
Other liabilities	359,198	18,010	377,208
Minority interests in subsidiaries	190,830	6,556	197,386
Equities	2,432,990	42,465	2,475,455
Consolidated Statements of Operations
Cost of goods sold	$16,139,691	$(10,458)	$16,129,233
Income before income taxes	786,933	10,458	797,391
Income taxes	36,600	4,068	40,668
Net income	750,333	6,390	756,723
Consolidated Statements of Cash Flows
Operating activities
Net income	$750,333	$6,390	$756,723
Amortization of deferred major repair costs		23,250	23,250
Deferred taxes	46,800	4,068	50,868
Changes in operating assets and liabilities:
Other current assets and other assets	(256,925)	2,210	(254,715)
Accounts payable and accrued expenses	277,722	13,146	290,868
Other liabilities	23,746	(14,400)	9,346
Net cash provided by operating activities	372,622	34,664	407,286
Investing activities
Expenditures for major repairs		(34,664)	(34,664)
Net cash used in investing activities	(495,291)	(34,664)	(529,955)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	As of and for the Year Ended August 31, 2006			For the Year Ended August 31, 2005
	As	FSP AUG		As	FSP AUG
	Previously	AIR-1	As	Previously	AIR-1	As
	Reported	Adjustment	Adjusted	Reported	Adjustment	Adjusted

Consolidated Balance Sheets
Other assets	$223,474	$51,583	$275,057
Accrued expenses	347,078	(19,390)	327,688
Other liabilities	310,157	28,342	338,499
Minority interests in subsidiaries	141,375	6,556	147,931
Equities	2,017,391	36,075	2,053,466
Consolidated Statements of Operations
Cost of goods sold	$13,570,507	$(30,222)	$13,540,285	$11,449,858	$(11,385)	$11,438,473
Minority interests	85,974	5,105	91,079	47,736	2,089	49,825
Income from continuing operations before income taxes	538,999	25,117	564,116	297,260	9,296	306,556
Income taxes	49,327	10,023	59,350	30,434	3,719	34,153
Net income	490,297	15,094	505,391	250,016	5,577	255,593
Consolidated Statements of Cash Flows
Operating activities
Net income	$490,297	$15,094	$505,391	$250,016	$5,577	$255,593
Amortization of deferred major repair costs		14,716	14,716		10,174	10,174
Minority interests	85,974	5,105	91,079	47,736	2,089	49,825
Deferred taxes	78,300	10,023	88,323	26,400	3,719	30,119
Changes in operating assets and liabilities:
Other current assets and other assets	64,677	(1,704)	62,973	(74,911)		(74,911)
Accounts payable and accrued expenses	(142,934)	(13,358)	(156,292)	328,961	(2,658)	326,303
Other liabilities	15,368	13,003	28,371	9,417	(3,429)	5,988
Net cash provided by operating activities	454,942	42,879	497,821	276,531	15,472	292,003
Investing activities
Expenditures for major repairs		(42,879)	(42,879)		(15,472)	(15,472)
Net cash used in investing activities	(265,348)	(42,879)	(308,227)	(91,902)	(15,472)	(107,374)

CHS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Unaudited)

	November 30,	August 31,	November 30,
	2007	2007 *	2006 *
	(dollars in thousands)

ASSETS
Current assets:
Cash and cash equivalents	$186,754	$357,712	$112,232
Receivables	1,966,793	1,401,251	1,141,811
Inventories	2,235,967	1,666,632	1,180,498
Other current assets	1,164,723	511,263	593,341

Total current assets	5,554,237	3,936,858	3,027,882
Investments	806,610	880,592	713,382
Property, plant and equipment	1,836,372	1,728,171	1,525,028
Other assets	241,540	208,752	284,189

Total assets	$8,438,759	$6,754,373	$5,550,481

LIABILITIES AND EQUITIES
Current liabilities:
Notes payable	$443,413	$672,571	$291,422
Current portion of long-term debt	96,123	98,977	61,443
Customer credit balances	123,699	110,818	75,907
Customer advance payments	697,357	161,525	118,319
Checks and drafts outstanding	170,038	143,133	77,558
Accounts payable	1,785,143	1,120,822	917,719
Accrued expenses	484,322	432,840	387,735
Dividends and equities payable	488,727	374,294	254,539

Total current liabilities	4,288,822	3,114,980	2,184,642
Long-term debt	975,391	589,344	665,756
Other liabilities	381,438	377,208	374,409
Minority interests in subsidiaries	190,936	197,386	163,426
Commitments and contingencies
Equities	2,602,172	2,475,455	2,162,248

Total liabilities and equities	$8,438,759	$6,754,373	$5,550,481

*	Adjusted to reflect adoption of FASB Staff Position No. AUG AIR-1; see Note 2

The accompanying notes are an integral part of the consolidated financial statements (unaudited).

CHS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	For the Three Months Ended
	November 30,
	2007	2006 *
	(dollars in thousands)

Revenues	$6,525,386	$3,751,070
Cost of goods sold	6,210,749	3,528,636

Gross profit	314,637	222,434
Marketing, general and administrative	66,459	52,102

Operating earnings	248,178	170,332
Gain on investments	(94,948)	(5,348)
Interest, net	13,537	7,688
Equity income from investments	(31,190)	(4,531)
Minority interests	22,979	18,912

Income before income taxes	337,800	153,611
Income taxes	36,900	17,232

Net income	$300,900	$136,379

*	Adjusted to reflect adoption of FASB Staff Position No. AUG AIR-1; see Note 2

The accompanying notes are an integral part of the consolidated financial statements (unaudited).

CHS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	For the Three Months Ended
	November 30,
	2007	2006 *
	(dollars in thousands)

Cash flows from operating activities:
Net income	$300,900	$136,379
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	40,517	34,201
Amortization of deferred major repair costs	6,664	6,244
Income from equity investments	(31,190)	(4,531)
Distributions from equity investments	12,332	15,272
Minority interests	22,979	18,912
Noncash patronage dividends received	(445)	(321)
Gain on sale of property, plant and equipment	(899)	(302)
Gain on investments	(94,948)	(5,348)
Deferred taxes	36,900	17,232
Other, net	(244)	375
Changes in operating assets and liabilities:
Receivables	(545,482)	(39,841)
Inventories	(394,715)	(45,118)
Other current assets and other assets	(403,839)	(298,720)
Customer credit balances	12,881	9,439
Customer advance payments	329,580	35,932
Accounts payable and accrued expenses	716,854	79,021
Other liabilities	6,662	7,858

Net cash provided by (used in) operating activities	14,507	(33,316)

Cash flows from investing activities:
Acquisition of property, plant and equipment	(108,698)	(80,192)
Proceeds from disposition of property, plant and equipment	2,653	1,415
Expenditures for major repairs	(21,662)	(1,297)
Investments	(267,317)	(77,420)
Investments redeemed	66	1,376
Proceeds from sale of investments	114,198	10,918
Acquisition of business transaction, net	(13,024)
Changes in notes receivable	(18,912)	(32,546)
Acquisition of intangibles	(4,721)	(548)
Other investing activities, net	432	(2,549)

Net cash used in investing activities	(316,985)	(180,843)

Cash flows from financing activities:
Changes in notes payable	(229,120)	269,415
Long-term debt borrowings	400,000
Principal payments on long-term debt	(18,675)	(17,641)
Payments for bank fees on debt	(1,794)
Changes in checks and drafts outstanding	26,906	20,475
Distribution to minority owners	(38,409)	(8,313)
Costs incurred — capital equity certificates redeemed		(4)
Preferred stock dividends paid	(3,620)	(2,932)
Retirements of equities	(3,768)	(47,134)

Net cash provided by financing activities	131,520	213,866

Net decrease in cash and cash equivalents	(170,958)	(293)

Cash and cash equivalents at beginning of period	357,712	112,525

Cash and cash equivalents at end of period	$186,754	$112,232

*	Adjusted to reflect adoption of FASB Staff Position No. AUG AIR-1; see Note 2

The accompanying notes are an integral part of the consolidated financial statements (unaudited).

CHS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(dollars in thousands)

Note 1.	Accounting Policies

The unaudited consolidated balance sheets as of November 30, 2007 and 2006, the statements of operations for the three months ended November 30, 2007 and 2006, and the statements of cash flows for the three months ended November 30, 2007 and 2006 reflect, in the opinion of our management, all normal recurring adjustments necessary for a fair statement of the financial position and results of operations and cash flows for the interim periods presented. The results of operations and cash flows for interim periods are not necessarily indicative of results for a full fiscal year because of, among other things, the seasonal nature of our businesses. The consolidated balance sheet data as of August 31, 2007 has been derived from our audited consolidated financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

The consolidated financial statements include our accounts and the accounts of all of our wholly-owned and majority-owned subsidiaries and limited liability companies. The effects of all significant intercompany accounts and transactions have been eliminated.

These statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended August 31, 2007, included in our Annual Report on Form 10-K, filed with the Securities and Exchange Commission.

Goodwill and Other Intangible Assets

Goodwill was $3.8 million, $3.8 million and $3.9 million on November 30, 2007, August 31, 2007 and November 30, 2006, respectively, and is included in other assets in the Consolidated Balance Sheets.

Intangible assets subject to amortization primarily include trademarks, customer lists, supply contracts and agreements not to compete, and are amortized over the number of years that approximate their respective useful lives (ranging from 1 to 15 years). The gross carrying amount of these intangible assets was $56.3 million with total accumulated amortization of $14.2 million as of November 30, 2007. Intangible assets of $11.9 million (includes $7.2 million related to the crop nutrients business transaction) and $2.7 million ($2.1 million non-cash) were acquired during the three months ended November 30, 2007 and 2006, respectively. Total amortization expense for intangible assets during the three-month periods ended November 30, 2007 and 2006, was $2.7 million and $0.7 million, respectively. The estimated annual amortization expense related to intangible assets subject to amortization for the next five years will approximate $10.0 million annually for the first year, $6.5 million for the next three years and $3.0 million for the following year.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” (SFAS No. 157) to increase consistency and comparability in fair value measurements by defining fair value, establishing a framework for measuring fair value in generally accepted accounting principles, and expanding disclosures about fair value measurements. SFAS No. 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We are in the process of evaluating the effect that the adoption of SFAS No. 157 will have on our consolidated results of operations and financial condition.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 provides entities with an option to report certain financial assets and liabilities at fair value, with changes in fair value reported in earnings, and requires additional disclosures related to an entity’s election to use fair value reporting. It also requires entities to display the fair value of

CHS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

those assets and liabilities for which the entity has elected to use fair value on the face of the balance sheet. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are in the process of evaluating the effect that the adoption of SFAS No. 159 will have on our consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations.” SFAS No. 141R provides companies with principles and requirements on how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree as well as the recognition and measurement of goodwill acquired in a business combination. SFAS No. 141R also requires certain disclosures to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Acquisition costs associated with the business combination will generally be expensed as incurred. SFAS No. 141R is effective for business combinations occurring in fiscal years beginning after December 15, 2008. Early adoption of SFAS No. 141R is not permitted. We are currently evaluating the impact SFAS No. 141R will have on our process of analyzing business combinations.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of Accounting Research Bulletin (ARB) No. 51.” This statement amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest (minority interest) in a subsidiary and for the deconsolidation of a subsidiary. Upon its adoption, noncontrolling interests will be classified as equity in our Consolidated Balance Sheets. Income and comprehensive income attributed to the noncontrolling interest will be included in our Consolidated Statements of Operations and our Consolidated Statements of Equities and Comprehensive Income. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. The provisions of this standard must be applied retrospectively upon adoption. We are in the process of evaluating the impact the adoption of SFAS No. 160 will have on our consolidated financial statements.

Reclassifications

Certain reclassifications have been made to prior period’s amounts to conform to current period classifications. These reclassifications had no effect on previously reported net income, equities or total cash flows.

Note 2.	Change in Accounting Principle — Turnarounds

During the first fiscal quarter of 2008, we changed our accounting method for the costs of turnarounds from the accrual method to the deferral method. Turnarounds are the scheduled and required shutdowns of refinery processing units for significant overhaul and refurbishment. Under the deferral accounting method, the costs of turnarounds are deferred when incurred and amortized on a straight-line basis over the period of time estimated to lapse until the next turnaround occurs. The new method of accounting for turnarounds was adopted in order to adhere to FASB Staff Position (“FSP”) No. AUG AIR-1 “Accounting for Planned Major Maintenance Activities” which prohibits the accrual method of accounting for planned major maintenance activities. The comparative financial statements for the three months ended November 30, 2006 have been adjusted to apply the new method retrospectively. These deferred costs are included in our Consolidated Balance Sheets in other assets. The amortization expenses are included in cost of goods sold in our Consolidated Statements of Operations. The following consolidated financial statement line items as of August 31, 2007 and November 30, 2006, and for the three months ended November 30, 2006 were affected by this change in accounting principle.

CHS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

	August 31, 2007
	As	FSP AUG
	Previously	AIR-1	As
	Reported	Adjustment	Adjusted

Consolidated Balance Sheets
Other assets	$147,965	$60,787	$208,752
Accrued expenses	439,084	(6,244)	432,840
Other liabilities	359,198	12,164	371,362
Minority interests in subsidiaries	190,830	6,556	197,386
Equities	2,432,990	42,465	2,475,455

	November 30, 2006
	As	FSP AUG
	Previously	AIR-1	As
	Reported	Adjustment	Adjusted

Consolidated Balance Sheets
Other current assets	$600,990	$(7,649)	$593,341
Other assets	237,553	46,636	284,189
Accrued expenses	410,433	(22,698)	387,735
Other liabilities	355,452	18,957	374,409
Minority interests in subsidiaries	156,870	6,556	163,426
Equities	2,126,076	36,172	2,162,248

	Three Months Ended
	November 30, 2006
	As	FSP AUG
	Previously	AIR-1	As
	Reported	Adjustment	Adjusted

Consolidated Statements of Operations
Cost of goods sold	$3,528,794	$(158)	$3,528,636
Income before income taxes	153,453	158	153,611
Income taxes	17,171	61	17,232
Net income	136,282	97	136,379
Consolidated Statements of Cash Flows
Operating activities
Net income	$136,282	$97	$136,379
Amortization of deferred major repair costs		6,244	6,244
Deferred taxes	17,171	61	17,232
Changes in operating assets and liabilities:
Other current assets and other assets	(300,523)	1,803	(298,720)
Accounts payable and accrued expenses	82,329	(3,308)	79,021
Other liabilities	11,458	(3,600)	7,858
Net cash (used in) provided by operating activities	(34,613)	1,297	(33,316)
Investing activities
Expenditures for major repairs		(1,297)	(1,297)
Net cash used in investing activities	(179,546)	(1,297)	(180,843)

CHS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

Note 3.	Receivables

	November 30,	August 31,	November 30,
	2007	2007	2006

Trade	$1,912,160	$1,366,428	$1,101,845
Other	118,636	97,783	95,215

	2,030,796	1,464,211	1,197,060
Less allowances for doubtful accounts	64,003	62,960	55,249

	$1,966,793	$1,401,251	$1,141,811

Note 4.	Inventories

	November 30,	August 31,	November 30,
	2007	2007	2006

Grain and oilseed	$1,301,441	$928,567	$619,913
Energy	481,960	490,675	378,260
Crop nutrients	192,775
Feed and farm supplies	215,570	178,167	146,516
Processed grain and oilseed	39,932	66,407	34,128
Other	4,289	2,816	1,681

	$2,235,967	$1,666,632	$1,180,498

Note 5.	Derivative Assets and Liabilities

Included in other current assets on November 30, 2007, August 31, 2007 and November 30, 2006 are derivative assets of $446.8 million, $247.1 million and $252.3 million, respectively. Included in accrued expenses on November 30, 2007, August 31, 2007 and November 30, 2006 are derivative liabilities of $235.7 million, $177.2 million and $174.7 million, respectively.

Note 6.	Investments

US BioEnergy Corporation (US BioEnergy), is an ethanol production company which currently owns and operates four ethanol plants and has four additional ethanol plants under construction. During the three months ended November 30, 2007, we purchased $6.5 million of additional shares of common stock in US BioEnergy, compared to $35.0 million during the three months ended November 30, 2006. As of November 30, 2007, our ownership in US BioEnergy was approximately 20%, and based upon the market value of $9.07 per share on that date, our investment had a market value of approximately $144.5 million. The carrying value of our investment in US BioEnergy of $146.8 million exceeds our share of their equity by approximately $20 million, and represents equity method goodwill. We are currently recognizing earnings of US BioEnergy in our Processing segment, to the extent of our ownership interest, using the equity method of accounting. On November 29, 2007, US BioEnergy and VeraSun Corporation announced that they entered into a definitive merger agreement subject to shareholder and regulatory approval. If the merger is consummated, we would own approximately eight percent of the combined entity.

During the three months ended November 30, 2007, we invested $30.3 million in a joint venture (37.5% ownership) included in our Ag Business segment, that acquired production farmland and related operations in Brazil, intended to strengthen our ability to serve customers around the world. The operations include production of soybeans, corn, cotton and sugarcane, as well as cotton processing in four locations.

CHS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

During the three months ended November 30, 2006, we sold 540,000 shares of our CF Industries Holdings, Inc. (CF) stock, included in our Ag Business segment, for proceeds of $10.9 million, and recorded a pretax gain of $5.3 million, reducing our ownership interest in CF to approximately 2.9%. During the three months ended November 30, 2007, we sold all of our remaining 1,610,396 shares of CF stock for proceeds of $108.3 million and recorded a pretax gain of $91.7 million.

Agriliance LLC (Agriliance) is owned and governed by United Country Brands, LLC (50%) and Land O’Lakes, Inc. (Land O’Lakes) (50%). United Country Brands, LLC is a 100% owned subsidiary of CHS. We account for our share of the Agriliance investment using the equity method of accounting. In June 2007, we announced that two business segments of Agriliance were being repositioned. In September 2007, Agriliance distributed the assets of the crop nutrients business to us, and the assets of the crop protection business to Land O’Lakes. Agriliance continues to exist as a 50-50 joint venture and primarily operates an agronomy retail distribution business. We currently are exploring, with Land O’Lakes, the repositioning options for the remaining portions of the Agriliance retail distribution business. During the three months ended November 30, 2007, we contributed $230.0 million to Agriliance to support their working capital requirements, with Land O’Lakes making equal contributions to Agriliance, primarily for crop nutrient and crop protection product trade payables that were not assumed by us or Land O’Lakes upon the distribution of the crop nutrients and crop protection assets.

Due to our 50% ownership interest in Agriliance and the 50% ownership interest of Land O’Lakes, we were each entitled to receive 50% of the distributions from Agriliance. Given the different preliminary values assigned to the assets of the crop nutrients and the crop protection businesses of Agriliance, at the closing of the distribution transactions Land O’Lakes owed us $133.5 million. Land O’Lakes paid us $32.6 million in cash, and in order to maintain equal capital accounts in Agriliance, they also paid down certain portions of Agriliance’s debt on our behalf in the amount of $100.9 million. Values of the distributed assets were determined after the closing and in October 2007, we made a true-up payment to Land O’Lakes in the amount of $45.7 million, plus interest. The final true-up is expected to occur during our current fiscal year.

The distribution of assets we received from Agriliance for the crop nutrients business had a book value of $248.2 million. We recorded 50% of the value of the net assets received at book value due to our ownership interest in those assets when they were held by Agriliance, and 50% of the value of the net assets at fair value using the purchase method of accounting. Preliminary values assigned to the net assets as of September 1, 2007 were as follows:

Receivables	$5,219
Inventories	174,620
Other current assets	256,390
Investments	6,096
Property, plant and equipment	32,382
Other assets	9,017
Customer advance payments	(206,252)
Accounts payable	(5,584)
Accrued expenses	(3,163)

Total net assets received	$268,725

We have a 50% interest in Ventura Foods, LLC, (Ventura Foods), a joint venture which produces and distributes vegetable oil-based products, and is included in our Processing segment.

As of November 30, 2007, the carrying value of our equity method investees, Agriliance and Ventura Foods, exceeded our share of their equity by $42.9 million. Of this basis difference $3.3 million is being amortized over the remaining life of the corresponding assets, which is approximately five years. The balance of the basis difference represents equity method goodwill.

CHS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

The following provides summarized unaudited financial information for our unconsolidated significant equity investments in Ventura Foods and Agriliance, for the balance sheets as of November 30, 2007, August 31, 2007 and November 30, 2006 and statements of operations for the three-month periods as indicated below.

Ventura Foods, LLC

	For the Three Months Ended
	November 30,
	2007	2006

Net sales	$480,958	$398,133
Gross profit	56,729	55,464
Net income	21,661	22,007

	November 30,	August 31,	November 30,
	2007	2007	2006

Current assets	$324,760	$269,156	$267,583
Non-current assets	477,158	470,359	440,261
Current liabilities	235,958	195,376	166,172
Non-current liabilities	308,993	309,221	308,172

Agriliance LLC

	For the Three Months Ended
	November 30,
	2007	2006

Net sales	$210,590	$669,993
Gross profit	33,874	45,623
Net income	(23,516)	(31,389)

	November 30,	August 31,	November 30,
	2007	2007	2006

Current assets	$732,209	$1,534,432	$1,485,243
Non-current assets	66,850	130,347	165,704
Current liabilities	392,483	1,214,019	1,253,078
Non-current liabilities	35,698	138,173	132,128

Note 7.	Notes Payable and Long-term Debt

As of August 31, 2007, we had a five-year revolving line of credit with a syndication of domestic and international banks in the amount of $1.1 billion, with the ability to expand the facility an additional $200.0 million. In October 2007, we exercised our ability to expand the facility and obtained additional commitments in the amount of $200.0 million from certain lenders under the agreement. The additional commitments increased the total borrowing capacity to $1.3 billion on the facility.

In October 2007, we entered into a private placement with several insurance companies and banks for long-term debt in the amount of $400.0 million with an interest rate of 6.18%. The debt is due in equal annual installments of $80.0 million during years 2013 through 2017.

Subsequent to our fiscal quarter ended November 30, 2007, we established a ten-year long-term credit agreement through a syndication of cooperative banks in the amount of $150.0 million, with an interest rate of

CHS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

5.59%. Repayments are due in equal semi-annual installments of $15.0 million each, starting in June 2013 through December 2018.

Note 8.	Interest, net

Interest, net for the three months ended November 30, 2007 and 2006 is as follows:

	For the Three Months Ended
	November 30,
	2007	2006

Interest expense	$18,371	$11,283
Interest income	4,834	3,595

Interest, net	$13,537	$7,688

Note 9.	Income Taxes

Effective September 1, 2007, we adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48). This interpretation clarifies the criteria for recognizing income tax benefits under FASB Statement 109, “Accounting for Income Taxes”, and requires additional disclosures about uncertain tax positions. FIN 48 requires a taxpayer to determine whether a tax position is more likely than not (greater than 50 percent) to be sustained based solely on the technical merits of the position. If this threshold is met, the tax benefit is measured and recognized at the largest amount that is greater than 50 percent likely of being realized.

The total amount of unrecognized tax benefits as of September 1 and November 30, 2007 was $7.5 million. There was no impact to our equity as a result of adoption of FIN 48. Recognition of all or a portion of the unrecognized tax benefits would affect our effective income tax rate in the respective period of change.

Any applicable interest and penalties on uncertain tax positions were included as a component of income tax expense prior to the adoption of FIN 48, and we continued this classification subsequent to the adoption. The liability for uncertain income taxes as of September 1 and November 30, 2007, includes interest and penalties of $0.3 million.

We file income tax returns in the U.S. federal jurisdiction, and various U.S. state and foreign jurisdictions. The U.S. income tax returns for periods ended after August 31, 2004, remain subject to examination. With limited exceptions, we are not subject to state and local income tax examinations for years before August 31, 2001. It is not expected that the amount of unrecognized tax benefits will significantly change within the next twelve months.

CHS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

Note 10.	Equities

Changes in equity for the three-month periods ended November 30, 2007 and 2006 are as follows:

	Fiscal 2008*	Fiscal 2007*

Balances, September 1, 2007 and 2006	$2,475,455	$2,053,466
Net income	300,900	136,379
Other comprehensive (loss) income	(52,460)	26,259
Equities retired	(3,768)	(47,134)
Equity retirements accrued	3,768	47,134
Equities issued in exchange for elevator properties		864
Preferred stock dividends	(3,620)	(2,932)
Preferred stock dividends accrued	2,413	1,955
Accrued dividends and equities payable	(120,613)	(53,855)
Other, net	97	112

Balances, November 30, 2007 and 2006	$2,602,172	$2,162,248

*	Adjusted to reflect adoption of FASB Staff Position No. AUG AIR-1; See Note 2

Note 11.	Comprehensive Income

Total comprehensive income of $248.4 million and $162.6 million for the three months ended November 30, 2007 and 2006, respectively, primarily consists of net income and unrealized net gains or losses on available for sale investments for the current period. Accumulated other comprehensive loss on November 30, 2007, was $39.4 million and primarily consisted of pension liability adjustments and unrealized net gains or losses on available for sale investments. On August 31, 2007 and November 30, 2006, accumulated other comprehensive income was $13.0 million and $39.4 million, respectively.

Note 12.	Employee Benefit Plans

Employee benefit information for the three months ended November 30, 2007 and 2006 is as follows:

	Qualified		Non-Qualified
	Pension Benefits		Pension Benefits		Other Benefits
	2007	2006	2007	2006	2007	2006

Components of net periodic benefit costs for the three months ended November 30:
Service cost	$3,773	$3,624	$308	$254	$261	$256
Interest cost	5,213	4,817	545	360	425	416
Expected return on plan assets	(7,804)	(7,211)
Unrecognized net asset obligation amortization					184
Prior service cost amortization	541	211	145	125	(80)	(128)
Actuarial loss (gain) amortization	1,100	1,502	206	16	(65)	(14)
Transition amount amortization					51	234

Net periodic benefit cost	$2,823	$2,943	$1,204	$755	$776	$764

CHS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

Employer Contributions:

National Cooperative Refinery Association (NCRA), of which we own approximately 74.5%, expects to contribute $2.2 million to its pension plan during fiscal 2008. No other contributions are expected.

Note 13.	Segment Reporting

We have aligned our business segments based on an assessment of how our businesses operate and the products and services they sell. Our three business segments: Energy, Ag Business and Processing, create vertical integration to link producers with consumers. Our Energy segment produces and provides primarily for the wholesale distribution of petroleum products and transports those products. Our Ag Business segment purchases and resells grains and oilseeds originated by our country operations business, by our member cooperatives and by third parties, and also serves as wholesaler and retailer of crop inputs. Our Processing segment converts grains and oilseeds into value-added products.

Corporate administrative expenses are allocated to all three business segments, and Corporate and Other, based on either direct usage for services that can be tracked, such as information technology and legal, and other factors or considerations relevant to the costs incurred.

Many of our business activities are highly seasonal and operating results will vary throughout the year. Overall, our income is generally lowest during the second fiscal quarter and highest during the third fiscal quarter. Our business segments are subject to varying seasonal fluctuations. For example, in our Ag Business segment, agronomy and country operations businesses experience higher volumes and income during the spring planting season and in the fall, which corresponds to harvest. Also in our Ag Business segment, our grain marketing operations are subject to fluctuations in volume and earnings based on producer harvests, world grain prices and demand. Our Energy segment generally experiences higher volumes and profitability in certain operating areas, such as refined products, in the summer and early fall when gasoline and diesel fuel usage is highest and is subject to global supply and demand forces. Other energy products, such as propane, may experience higher volumes and profitability during the winter heating and crop drying seasons.

Our revenues and assets can be significantly affected by global market prices for commodities such as petroleum products, natural gas, grains, oilseeds, crop nutrients and flour. Changes in market prices for commodities that we purchase without a corresponding change in the selling prices of those products can affect revenues and operating earnings. Commodity prices are affected by a wide range of factors beyond our control, including the weather, crop damage due to disease or insects, drought, the availability and adequacy of supply, government regulations and policies, world events, and general political and economic conditions.

While our revenues and operating results are derived from businesses and operations which are wholly-owned and majority-owned, a portion of our business operations are conducted through companies in which we hold ownership interests of 50% or less and do not control the operations. We account for these investments primarily using the equity method of accounting, wherein we record our proportionate share of income or loss reported by the entity as equity income from investments, without consolidating the revenues and expenses of the entity in our Consolidated Statements of Operations. These investments principally include our 50% ownership in each of the following companies: Agriliance LLC (Agriliance), TEMCO, LLC (TEMCO) and United Harvest, LLC (United Harvest), and our 37.5% ownership in Multigrain S.A. included in our Ag Business segment; our 50% ownership in Ventura Foods, LLC (Ventura Foods), our 24% ownership in Horizon Milling, LLC (Horizon Milling) and Horizon Milling G.P., and our approximate 20% ownership in US BioEnergy Corporation (US BioEnergy) included in our Processing segment; and our 49% ownership in Cofina Financial, LLC (Cofina Financial) included in Corporate and Other.

The consolidated financial statements include the accounts of CHS and all of our wholly-owned and majority-owned subsidiaries and limited liability companies, including NCRA and Provista Renewable Fuels

CHS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

Marketing, LLC (Provista), included in our Energy segment. The effects of all significant intercompany transactions have been eliminated.

Reconciling Amounts represent the elimination of revenues between segments. Such transactions are conducted at market prices to more accurately evaluate the profitability of the individual business segments.

Segment information for the three months ended November 30, 2007 and 2006 is as follows:

		Ag		Corporate	Reconciling
	Energy*	Business	Processing	and Other	Amounts	Total*

For the Three Months Ended November 30, 2007
Revenues	$2,521,688	$3,835,251	$243,296	$7,626	$(82,475)	$6,525,386
Cost of goods sold	2,374,735	3,686,458	233,117	(1,086)	(82,475)	6,210,749

Gross profit	146,953	148,793	10,179	8,712	—	314,637
Marketing, general and administrative	22,566	30,688	5,497	7,708		66,459

Operating earnings	124,387	118,105	4,682	1,004	—	248,178
(Gain) loss on investments	(17)	(94,545)	611	(997)		(94,948)
Interest, net	(5,846)	15,128	5,024	(769)		13,537
Equity income from investments	(1,163)	(7,193)	(21,138)	(1,696)		(31,190)
Minority interests	22,921	58				22,979

Income before income taxes	$108,492	$204,657	$20,185	$4,466	$—	$337,800

Intersegment revenues	$(77,964)	$(4,421)	$(90)		$82,475	$—

Goodwill	$3,654	$150				$3,804

Capital expenditures	$90,748	$16,040	$1,279	$631		$108,698

Depreciation and amortization	$23,745	$11,513	$3,808	$1,451		$40,517

Total identifiable assets at November 30, 2007	$2,732,125	$4,322,309	$741,777	$642,548		$8,438,759

CHS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

		Ag		Corporate	Reconciling
	Energy*	Business	Processing	and Other	Amounts	Total*

For the Three Months Ended November 30, 2006
Revenues	$1,853,409	$1,804,616	$155,024	$7,306	$(69,285)	$3,751,070
Cost of goods sold	1,702,628	1,746,843	148,463	(13)	(69,285)	3,528,636

Gross profit	150,781	57,773	6,561	7,319	—	222,434
Marketing, general and administrative	20,987	19,285	5,956	5,874		52,102

Operating earnings	129,794	38,488	605	1,445	—	170,332
Gain on investments		(5,348)				(5,348)
Interest, net	385	5,170	2,887	(754)		7,688
Equity (income) loss from investments	(1,056)	10,589	(12,850)	(1,214)		(4,531)
Minority interests	18,961	(49)				18,912

Income before income taxes	$111,504	$28,126	$10,568	$3,413	$—	$153,611

Intersegment revenues	$(67,820)	$(1,381)	$(84)		$69,285	$—

Goodwill	$3,654	$250				$3,904

Capital expenditures	$66,143	$8,600	$4,949	$500		$80,192

Depreciation and amortization	$21,016	$8,186	$3,650	$1,349		$34,201

Total identifiable assets at November 30, 2006	$2,169,863	$2,240,442	$600,463	$539,713		$5,550,481

*	Adjusted to reflect adoption of FASB Staff Position No. AUG AIR-1; See Note 2.

Note 14.	Commitments and Contingencies

Guarantees

We are a guarantor for lines of credit for related companies. Our bank covenants allow maximum guarantees of $150.0 million, of which $54.5 million was outstanding on November 30, 2007. In addition, our bank covenants allow for guarantees dedicated solely for NCRA in the amount of $125.0 million, for which there are no outstanding guarantees.

In the past, we made seasonal and term loans to member cooperatives, and our wholly-owned subsidiary, Fin-Ag, Inc., made loans for agricultural purposes to individual producers. Some of these loans were sold to CoBank, ACB (Cobank), and we guaranteed a portion of the loans sold, some of which are still outstanding. Currently these loans are made by Cofina Financial, in which we have a 49% ownership interest. We may, at our own discretion, choose to guarantee certain loans made by Cofina Financial. In addition, we also guarantee certain debt and obligations under contracts for our subsidiaries and members.

Our obligations pursuant to our guarantees as of November 30, 2007 are as follows:

	Guarantee	Exposure on
	Maximum	November 30,			Triggering	Recourse	Assets Held
Entities	Exposure	2007	Nature of Guarantee	Expiration Date	Event	Provisions	as Collateral

Mountain Country, LLC	$150	$5	Obligations by Mountain Country, LLC under credit agreement	None stated, but may be terminated upon 90 days prior notice in regard to future obligations	Credit agreement default	Subrogation against borrower	Some or all assets of borrower are held as collateral and should be sufficient to cover guarantee exposure

CHS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

	Guarantee		Exposure on
	Maximum		November 30,			Triggering	Recourse	Assets Held
Entities	Exposure		2007	Nature of Guarantee	Expiration Date	Event	Provisions	as Collateral

Provista Renewable Fuels Marketing, LLC	$10,000		3,058	Obligations by Provista under credit agreement	None stated	Credit agreement default	Subrogation against Provista	None
Horizon Milling, LLC	$5,000			Indemnification and reimbursement of 24% of damages related to Horizon Milling, LLC’s performance under a flour sales agreement	None stated, but may be terminated by any party upon 90 days prior notice in regard to future obligations	Nonperformance under flour sale agreement	Subrogation against Horizon Milling, LLC	None
TEMCO, LLC	$25,000		15,400	Obligations by TEMCO, LLC under credit agreement	None stated	Credit agreement default	Subrogation against TEMCO, LLC	None
TEMCO, LLC	$1,000		1,000	Obligations by TEMCO, LLC under counterparty agreement	None stated, but may be terminated upon 5 days prior notice in regard to future obligations	Nonpayment	Subrogation against TEMCO, LLC	None
Third parties		*	1,000	Surety for, or indemnificaton of surety for sales contracts between affiliates and sellers of grain under deferred payment contracts	Annual renewal on December 1 in regard to surety for one third party, otherwise none stated and may be terminated by the Company at any time in regard to future obligations	Nonpayment	Subrogation against affiliates	Some or all assets of borrower are held as collateral but might not be sufficient to cover guarantee exposure
Cofina Financial, LLC	$13,769		10,639	Loans to our customers that are originated by Cofina and then sold to ProPartners, which is an affiliate of CoBank	None stated	Credit agreement default	Subrogation against borrower	Some or all assets of borrower are held as collateral but might not be sufficient to cover guarantee exposure
Cofina Financial, LLC	$17,700		17,700	Loans made by Cofina to our customers	None stated	Credit agreement default	Subrogation against borrower	Some or all assets of borrower are held as collateral but might not be sufficient to cover guarantee exposure
Agriliance LLC	$5,674		5,674	Outstanding letter of credit from CoBank to Agriliance LLC	None stated	Default under letter of credit reimbursement agreement	Subrogation against borrower	None
Ag Business segment subsidiaries	$2,810			Contribution obligations as a participating employer in the Co-op Retirement Plan	None stated	Nonpayment	None	None

			$54,476

*	The maximum exposure on any given date is equal to the actual guarantees extended as of that date.

       1,807,559 Shares

CHS Inc.

8% Cumulative Redeemable Preferred Stock

PROSPECTUS

       February 19, 2008